Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-210559

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

The board of directors of Harmony Bank has approved the merger of Harmony Bank with and into Lakeland Bank, a wholly-owned subsidiary of Lakeland Bancorp, Inc. In the merger, the shareholders of Harmony Bank will receive, for each outstanding share of Harmony Bank common stock that they own at the effective time of the merger, 1.25 shares of Lakeland Bancorp common stock.

Lakeland Bancorp’s common stock is quoted on the Nasdaq Global Select Market under the symbol “LBAI”. On May 10, 2016, the closing sale price of Lakeland Bancorp common stock on the Nasdaq Global Select Market was $11.16 per share.

If the market price of Lakeland Bancorp common stock falls substantially, both in absolute terms (that is, below $8.09) and by comparison to the list of banking institutions that comprise the Nasdaq Bank Index, Harmony Bank may terminate the merger agreement. However, if Harmony Banks seeks to exercise this termination right, Lakeland Bancorp will have the right to negate such termination by increasing the exchange ratio from 1.25 to a formula amount determined in accordance with the merger agreement, as described in this proxy statement and prospectus.

The merger cannot be completed unless Harmony Bank shareholders holding two thirds of the outstanding shares of Harmony Bank common stock approve it. You will be asked to vote on the merger at our special meeting. The Harmony Bank board of directors recommends that you vote to approve the merger. Directors and executive officers of Harmony Bank owning in the aggregate approximately 25.9% of Harmony Bank’s outstanding shares of common stock on the date the merger agreement was signed have agreed to vote in favor of the merger.

The date, time and place of the meeting are as follows:

Wednesday, June 22, 2016

9:00 a.m.

Harmony Bank’s Corporate Offices, 2120 West County Line Road, Jackson, New Jersey

Only shareholders of record as of May 10, 2016, are entitled to attend and vote at the meeting.

Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger.

Michael A. Schutzer

President and CEO

Harmony Bank

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Lakeland Bancorp common stock to be issued in the merger are not savings accounts, deposits or other obligations of a bank or depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in Lakeland Bancorp common stock involves risks that are described in “RISK FACTORS” beginning on page 14.

This proxy statement and prospectus is dated May 13, 2016, and is first being mailed to Harmony Bank shareholders on or about May 19, 2016.

HARMONY BANK

2120 West County Line Road

Jackson, New Jersey 08527

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be Held June 22, 2016

To The Shareholders of Harmony Bank:

A special meeting of shareholders of Harmony Bank will be held at our Corporate Offices, 2120 West County Line Road, Jackson, New Jersey, at 9:00 a.m. on Wednesday, June 22, 2016 for the following purposes:

1. To approve an Agreement and Plan of Merger, dated as of February 17, 2016, by and among Lakeland Bancorp, Inc., Lakeland Bank, a wholly-owned subsidiary of Lakeland Bancorp, and Harmony Bank, providing for:

•	the merger of Harmony Bank with and into Lakeland Bank; and

•	the automatic conversion of all of the outstanding capital stock of Harmony Bank into 1.25 shares of Lakeland Bancorp common stock.

2. To transact such other business as shall properly come before the special meeting, which may include a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the merger agreement and the merger.

Shareholders of record as of the close of business on May 10, 2016 are entitled to notice of and to vote at the meeting. Whether or not you contemplate attending the special meeting, please execute the enclosed proxy and return it to us. You may revoke your proxy at any time prior to its exercise by delivering to us a later-dated proxy or by delivering a written notice of revocation to us prior to or at the special meeting.

This meeting involves a matter of major importance to all shareholders. You are urged to read and carefully consider the attached proxy statement and prospectus, as well as the annexes.

The Harmony Bank board of directors recommends that shareholders vote “FOR” approval of the merger.

By Order of the Board of Directors,

Michael A. Schutzer

President and CEO

May 13, 2016

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement and prospectus provides you with detailed information about the merger agreement and the merger. The boards of directors of Harmony Bank, which we sometimes refer to as Harmony, Lakeland Bancorp, Inc., which we sometimes refer to as Lakeland Bancorp or Lakeland, and Lakeland Bank, a wholly-owned subsidiary of Lakeland Bancorp, encourage you to read this entire document carefully.

This proxy statement and prospectus incorporates by reference important business and financial information about Lakeland Bancorp that is not included in or delivered with this document. You can obtain free copies of this information by writing or calling:

Timothy J. Matteson, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

Telephone: 973-697-2000

Email: tmatteson@lakelandbank.com

In order to obtain timely delivery of these documents, you should request the information by June 15, 2016. See “WHERE YOU CAN FIND MORE INFORMATION” at page 68 for additional information.

Neither Harmony Bank nor Lakeland Bancorp has authorized anyone to provide you with any information other than the information included in this document and the documents to which you are referred in this document. If someone provides you with other information, please do not rely on it as being authorized by Harmony Bank or Lakeland Bancorp.

This proxy statement and prospectus offers only the shares of Lakeland Bancorp common stock offered in the merger, and offers such shares only where it is legal to do so.

This proxy statement and prospectus has been prepared as of May 11, 2016. Changes that may have occurred in the affairs of Lakeland Bancorp or Harmony Bank or their respective subsidiaries since that date are not reflected in this document.

The information contained in this document with respect to Lakeland Bancorp and Lakeland Bank was provided solely by Lakeland Bancorp, and the information contained in this document with respect to Harmony Bank was provided solely by Harmony Bank.

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ANNEXES:

A. Agreement and Plan of Merger, with form of Voting Agreement attached.

B. Opinion of Raymond James & Associates, Inc.

C. Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Act, concerning Dissenters’ Rights

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE HARMONY BANK SPECIAL MEETING

Q: WHAT IS THE PURPOSE OF THIS DOCUMENT?

A: This document serves as both a proxy statement of Harmony Bank and a prospectus of Lakeland Bancorp. As a proxy statement, it is being provided to Harmony Bank’s shareholders by Harmony Bank’s board of directors in connection with that board’s solicitation of proxies for the Harmony Bank special meeting at which the Harmony Bank shareholders will be asked to approve the merger agreement and the merger of Harmony Bank with and into Lakeland Bank.

As a prospectus, this document is being provided to Harmony Bank’s shareholders because Lakeland Bancorp is offering to exchange shares of its common stock for shares of Harmony Bank common stock upon completion of the merger.

Q: WHY ARE HARMONY BANK AND LAKELAND BANK PROPOSING TO MERGE?

A: The boards of directors of Lakeland Bancorp, Lakeland Bank and Harmony Bank are proposing to merge Harmony Bank with and into Lakeland Bank because they believe that combining the strengths of the two financial institutions is in the best interests of both companies, their respective shareholders and their respective customers. Please see “THE MERGER – Harmony Bank’s Reasons for the Merger” and “THE MERGER – Recommendation of the Harmony Bank Board of Directors” at pages 34 to 36 for the various factors considered by the Harmony Bank board of directors in recommending that Harmony Bank’s shareholders vote FOR the proposal to approve the merger agreement and the merger. Please see “THE MERGER – Lakeland’s Reasons for the Merger” at page 45.

Q: WHAT WILL A HARMONY BANK SHAREHOLDER RECEIVE IN THE MERGER?

A: Upon completion of the merger, the shareholders of Harmony Bank will receive, for each outstanding share of Harmony Bank common stock that they own at the effective time of the merger, 1.25 shares of Lakeland Bancorp common stock.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO HARMONY BANK’S SHAREHOLDERS?

A. The obligation of Lakeland Bancorp and Harmony Bank to complete the merger is conditioned upon the receipt of a legal opinion from Lowenstein Sandler LLP, counsel to Lakeland Bancorp, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Provided that the merger qualifies as a reorganization for United States federal income tax purposes, then you generally will not recognize any gain or loss, except with respect to the cash received instead of a fractional share of Lakeland Bancorp common stock.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “THE MERGER - Material United States Federal Income Tax Consequences” beginning on page 58.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q: DO I HAVE RIGHTS TO DISSENT FROM THE MERGER?

A: Yes. Shareholders of Harmony Bank will have the right to dissent from the merger if they properly follow the requirements of applicable law. See “THE MERGER – Rights of Dissenting Shareholders” beginning on page 61.

Q: ARE THERE ANY REGULATORY OR OTHER CONDITIONS TO THE MERGER OCCURRING?

A: Yes. The merger of Harmony Bank into Lakeland Bank must be approved by the Federal Deposit Insurance Corporation (the “FDIC”) and the New Jersey Department of Banking and Insurance. Applications were filed with the FDIC and the New Jersey Department of Banking and Insurance on March 31, 2016. The New Jersey Department of Banking and Insurance approved the merger on April 21, 2016, and FDIC approval is pending.

In addition, the merger must be approved by the holders of at least two thirds of the shares of Harmony Bank common stock outstanding on the record date for Harmony Bank’s special shareholders’ meeting.

Completion of the merger is also subject to certain other conditions. See “THE MERGER – Conditions to the Merger,” beginning at page 51.

Q: WHAT DOES THE HARMONY BANK BOARD OF DIRECTORS RECOMMEND?

A: The Harmony Bank board of directors has approved the merger and the merger agreement and believes that the proposed merger is in the best interests of Harmony Bank and its shareholders. Accordingly, the Harmony Bank board of directors recommends that Harmony Bank shareholders vote FOR approval of the merger agreement and the merger.

Q: ARE THERE RISKS ASSOCIATED WITH LAKELAND BANCORP’S COMMON STOCK OR THE MERGER?

A: Yes. For a description of some of the risks, see “RISK FACTORS,” beginning at page 14.

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this proxy statement and prospectus, you should indicate on your proxy card how you want your shares to be voted, and then sign, date and mail the proxy card in the enclosed postage-paid envelope as soon as possible so that your shares may be represented and voted at the special meeting. In addition, you may attend the special meeting in person and vote, whether or not you have signed and mailed your proxy card.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR approval of the merger agreement.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card before the special meeting. Second, you may revoke your proxy by written notice (which you could personally deliver at the special meeting) to the Secretary of Harmony Bank, at any time prior to the vote being taken at the Harmony Bank special meeting. Third, you may submit a new proxy via telephone or the Internet. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote. If you deliver such a notice or if you do not submit a proxy, you may vote your shares at the special meeting. If you wish to vote in person at the special meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the special meeting. Attendance at the special meeting will not by itself constitute a revocation of a proxy.

Q: SHOULD I SEND IN MY HARMONY BANK STOCK CERTIFICATES NOW?

A: No. Lakeland Bancorp will mail to you instructions for exchanging your stock certificates promptly after the merger is consummated.

Q: HOW MANY SHARES OF LAKELAND BANCORP COMMON STOCK ARE ISSUABLE PURSUANT TO THE MERGER?

A: If:

•	all of the outstanding Harmony Bank stock options are exercised prior to the completion of the merger;

•	no adjustment is made in the exchange ratio because of a stock split, stock dividend or similar event affecting the stock price of Lakeland Bancorp common stock; and

•	no adjustment is made in the exchange ratio as a result of the price adjustment provision described below under “THE MERGER – Termination”,

then, the maximum number of shares of Lakeland Bancorp common stock issuable pursuant to the merger agreement is 3,408,463 shares.

Q: IS THERE OTHER INFORMATION I SHOULD CONSIDER?

A: Yes. Much of the business and financial information about Lakeland Bancorp that may be important to you is not included in this document. Instead, that information is incorporated by reference to documents separately filed by Lakeland Bancorp with the Securities and Exchange Commission. This means that Lakeland Bancorp may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See “WHERE YOU CAN FIND MORE INFORMATION” beginning at page 68, for a list of documents that Lakeland Bancorp has incorporated by reference into this proxy statement and prospectus and for instructions on how to obtain copies of those documents. The documents are available to you without charge.

Q: WHAT IF THERE IS A CONFLICT BETWEEN DOCUMENTS?

A: You should rely on the later filed document. Information in this proxy statement and prospectus may update information contained in one or more of the Lakeland Bancorp documents incorporated by reference. Similarly, information in documents that Lakeland Bancorp may file after the date of this proxy statement and prospectus may update information contained in this proxy statement and prospectus or information contained in previously filed documents.

Q: WHEN DO YOU EXPECT TO MERGE?

A: We are working toward completing the merger as quickly as possible. We cannot close the merger until (a) after we receive all necessary bank regulatory approvals and the 15 to 30 day period following FDIC approval during which the Justice Department may file objections to the merger relating to competitive factors has passed and (b) after the shareholders of Harmony Bank have approved the merger agreement and the merger at the Harmony Bank special meeting. The closing is expected to occur late in the second or early in the third calendar quarter of 2016.

Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS PROXY STATEMENT AND PROSPECTUS?

A: If you have questions about the Harmony Bank special meeting or if you need additional copies of this proxy statement and prospectus, you should contact:

Michael A. Schutzer

President & CEO

Harmony Bank

2120 West County Line Road

Jackson, New Jersey 08527

Telephone: 732-719-3710

Email: mschutzer@myharmonybank.com

SUMMARY

This summary highlights selected information from this proxy statement and prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents we refer to in this document before you decide how to vote. These references will give you a more complete description of the merger agreement and the merger. We have included page references in this summary to direct you to more complete descriptions of the topics provided elsewhere in this proxy statement and prospectus.

The Companies (See page 63 for Harmony Bank and page 63 for Lakeland Bancorp)

Harmony Bank

2120 West County Line Road

Jackson, New Jersey 08527

Telephone: 732-364-0088

Harmony Bank is a state-chartered commercial bank that focuses on serving consumers and small-to-medium-size businesses. Harmony Bank is headquartered in Jackson, New Jersey, with additional branch offices in Lakewood and Toms River, New Jersey. As of March 31, 2016, Harmony Bank had total assets, total loans, total deposits and total shareholders’ equity of $305 million, $248 million, $266 million and $28.5 million, respectively.

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

Telephone: 973-697-2000

Lakeland Bancorp, Inc. is a New Jersey business corporation and a registered bank holding company. Lakeland was organized in March of 1989 and commenced operations on May 19, 1989, upon the consummation of the acquisition of all of the outstanding stock of Lakeland Bank, formerly named Lakeland State Bank. Lakeland Bank is a banking corporation organized under the banking laws of the State of New Jersey. Lakeland Bank operates 53 New Jersey branch offices in Bergen, Essex, Morris, Passaic, Somerset, Sussex, Union and Warren counties; five New Jersey regional commercial lending centers in Bernardsville, Montville, Newton, Teaneck and Wyckoff/Waldwick; and, two commercial loan production offices serving Middlesex and Monmouth counties in New Jersey and the Hudson Valley region of New York. Lakeland Bank offers an extensive suite of financial products and services for businesses and consumers. As of March 31, 2016, Lakeland Bancorp had consolidated total assets, total loans, total deposits and total shareholders’ equity of $4.40 billion, $3.37 billion, $3.46 billion and $446.9 million, respectively.

The Merger (See page 29)

Harmony Bank will merge with and into Lakeland Bank, with Lakeland Bank as the surviving bank in the merger. A copy of the merger agreement among Lakeland Bancorp, Lakeland Bank and Harmony Bank is attached to this proxy statement and prospectus as Annex A.

The shareholders of Harmony Bank will receive, for each outstanding share of Harmony Bank common stock that they own at the effective time of the merger, 1.25 shares of Lakeland Bancorp common stock.

The exchange ratio will be adjusted proportionately if Lakeland Bancorp makes any stock splits, stock dividends or similar distributions prior to the closing of the merger.

Lakeland Bancorp will not issue any fractions of a share of common stock. Rather, Lakeland Bancorp will pay cash (without interest) for any fractional share interest any Harmony Bank shareholder would otherwise receive in the merger. All shares of Harmony Bank common stock held by a shareholder immediately prior to the effective time of the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder.

Tax Consequences (See pages 58 to 61)

We expect that for federal income tax purposes, the merger will not be a taxable event to Harmony Bank shareholders as they are receiving solely Lakeland Bancorp common stock in exchange for their Harmony Bank common stock (other than cash in lieu of fractional shares). However, we urge you to consult your tax advisor to gain a full understanding of the tax consequences of the merger to you. Tax matters are very complicated, and in many cases, the tax consequences of the merger will depend on your particular facts and circumstances.

Reasons for proposing the merger (See pages 34 to 36 for Harmony Bank and page 45 for Lakeland Bancorp)

Harmony Bank’s board of directors has approved the merger and the merger agreement and believes that the proposed merger is in the best interests of Harmony Bank and its shareholders. If the merger is consummated, Harmony Bank shareholders will own stock in a larger and more diversified corporation.

In approving the merger agreement, Harmony Bank’s board considered, among other things, the terms of the merger agreement, including the financial terms, the opinion of Harmony Bank’s financial advisor, the income tax consequences of the transaction, the historical market prices of Lakeland Bancorp common stock and Harmony Bank common stock, the liquidity of Lakeland Bancorp’s common stock and the illiquidity of Harmony Bank’s common stock, the historical cash dividends paid on Lakeland common stock and the fact that Harmony Bank has not historically paid cash dividends on its common stock, the competitive environment facing Harmony Bank, the regulatory environment faced by all community sized banks, including Harmony Bank, and the business and prospects of Lakeland Bancorp.

Lakeland’s board of directors focused principally on Harmony Bank’s shared focus with Lakeland on community banking and the fact that the acquisition will enable Lakeland to expand into Ocean County in New Jersey. Lakeland believes the merger is consistent with its recent initiatives to expand into desirable markets and will leverage its loan production office initiated in 2015 covering neighboring Middlesex and Monmouth Counties. In evaluating acquisition opportunities, Lakeland generally considers potential revenue enhancements and operating efficiencies, asset quality and interest rate risk.

Board recommendation (See page 36)

The board of directors of Harmony Bank approved the merger agreement and the merger, and recommends that Harmony Bank shareholders vote “FOR” approval of that proposal.

Harmony Bank’s financial advisor has concluded that the consideration that Harmony Bank shareholders will receive in the merger is fair. (See pages 36 to 45)

At the February 17, 2016 meeting of the Harmony Bank board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”), rendered Raymond James’ oral opinion, which was subsequently confirmed by delivery of a written opinion to the board dated February 17, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of Harmony Bank’s outstanding common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated February 17, 2016, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex B to this document. Raymond James provided its opinion for the information and assistance of the Harmony Bank board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of the common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the board or any holder of Harmony Bank common stock as to how the board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

Pursuant to the Raymond James engagement letter, Harmony Bank agreed to pay Raymond James a fee of $150,000 concurrently with the rendering of the opinion, a fee of $50,000 upon the signing of the merger agreement, and a fee equal to 1.5% of the aggregate consideration offered in the merger upon consummation of the merger (such fee would equal $474,573, based on the closing price of Lakeland common stock on February 16, 2016, the day prior to the date the merger agreement was signed). The $150,000 paid for the opinion and the $50,000 paid upon the signing of the merger agreement are each non-refundable and will be credited against the amount due at the closing of the merger. Harmony Bank also agreed to reimburse Raymond James for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention up to $5,000 and to indemnify Raymond James against certain liabilities, including liabilities under the federal securities laws.

In the ordinary course of business, Raymond James may trade in the securities of Harmony Bank and Lakeland Bancorp for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Harmony Bank and/or Lakeland Bancorp or other participants in the merger in the future, for which Raymond James may receive compensation.

Special meeting of Harmony Bank’s shareholders to be held on June 22, 2016 (See pages 23 to 28)

The special meeting of Harmony Bank’s shareholders will be held on June 22, 2016, at Harmony Bank’s Corporate Offices, 2120 West County Line Road, Jackson, New Jersey, beginning at 9:00 a.m. At the special meeting, Harmony Bank will ask its shareholders:

1. To approve the Agreement and Plan of Merger, dated as of February 17, 2016, by and among Harmony Bank, Lakeland Bancorp and Lakeland Bank, providing for:

•	the merger of Harmony Bank with and into Lakeland Bank; and

•	the automatic conversion of each outstanding share of Harmony Bank common stock into 1.25 shares of Lakeland Bancorp common stock.

2. To transact such other business as shall properly come before the special meeting, which may include a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the merger agreement and the merger.

Who can vote (See page 24)

You are entitled to vote at the Harmony Bank special meeting if you owned shares of Harmony Bank common stock at the close of business on the record date of May 10, 2016. You will have one vote for each share of Harmony Bank common stock that you owned on the record date. On the record date, there were 2,454,320 shares of Harmony Bank common stock outstanding.

You may vote either by attending Harmony Bank’s special meeting and voting your shares, or by completing the enclosed proxy card and mailing it to Harmony Bank in the enclosed envelope. Harmony Bank shareholders may also vote by telephone or via the Internet, as described in the enclosed instructions.

The board of directors of Harmony Bank is seeking your proxy to use at the special meeting. This proxy statement and prospectus has been prepared to assist you in deciding how to vote and whether or not to grant your proxy. Please indicate on your proxy card how you want to vote. Then sign, date and mail the proxy card as soon as possible so that your shares will be represented at the special meeting.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR approval of the merger agreement.

If you sign a proxy, you may revoke it at any time before it is voted at the special meeting.

You cannot vote shares held by your broker in “street name.” Only your broker can vote those shares, with your instructions. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them.

Voting matters (See page 24)

The presence, in person or by proxy, of a majority of the shares of Harmony Bank common stock outstanding on the record date will constitute a quorum for the purposes of the Harmony Bank special meeting. Assuming a quorum is present, the approval of the merger agreement and the merger will require the approval of at least two thirds of Harmony Bank’s shares of common stock outstanding on the record date for the special meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present, and will have the effect of a “no” vote on the merger agreement.

Each holder of shares of Harmony Bank common stock outstanding on the record date will be entitled to one vote for each share held of record.

Certain Harmony Bank directors and executive officers have agreed to vote their shares of Harmony Bank stock in favor of the merger agreement (See page 58)

On Harmony Bank’s record date, the directors and executive officers of Harmony Bank, together with their affiliates, had sole or shared voting power over 741,226 shares of Harmony Bank common stock, or approximately 30.20% of the shares of common stock outstanding on the record date.

Certain of Harmony Bank’s directors and executive officers, holding approximately 29.18% of the shares of Harmony Bank common stock outstanding on the record date, have entered into agreements with Lakeland in which they have agreed to vote all shares of Harmony Bank common stock which they own on the record date in favor of the merger agreement and the merger. One Harmony Bank director voted against the merger and the merger agreement and declined to sign a voting agreement.

To the best knowledge of Lakeland Bancorp and Harmony Bank:

•	Lakeland holds no shares of Harmony Bank common stock other than shares held in a fiduciary capacity for others.

•	Harmony Bank holds no shares of Lakeland common stock other than shares held in a fiduciary capacity for others.

•	As of the record date, Lakeland’s directors and executive officers, together with their affiliates, did not beneficially own any shares of Harmony Bank common stock.

•	As of the record date, Harmony Bank’s directors and executive officers, together with their affiliates, did not beneficially own any shares of Lakeland common stock.

Interests of Harmony Bank directors and management in the merger (See pages 56 to 58)

The directors and officers of Harmony Bank have interests in the merger as directors and employees that are different from the interests of the other Harmony Bank shareholders. These interests include, among others:

•	Each of Messrs. Michael Schutzer, Michael Gormley and Richard Machtinger, Harmony Bank’s President and CEO, Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Lending Officer, respectively, was a party to an employment agreement with Harmony Bank, each dated February 3, 2015, which employment agreements superseded prior change in control or employment agreements dating back to 2008 (with respect to Messrs. Schutzer and Machtinger) and 2011 (with respect to Mr. Gormley). Each of Messrs. Schutzer and Machtinger has entered into an Employment and Settlement Agreement with Lakeland Bank and Harmony Bank, which will become effective upon the effective time of the merger. Pursuant to such agreements, Mr. Schutzer will be paid a change in control amount of no more than approximately $650,000 in a lump sum on or about 60 days following the closing of the merger; and Mr. Machtinger will be paid a change in control amount of approximately $500,000 in bi-monthly installments over an 18 month period commencing 60 days following the closing of the merger. Mr. Gormley will be entitled to severance pay of no more than $500,000 in the event of his involuntary termination of employment or resignation for good reason within 12 months following the closing of the merger.

•	In addition, certain Harmony Bank employees who are not party to an employment or change in control agreement with Harmony Bank whose employment is terminated or substantially adversely modified (other than for cause) within one year of the merger will be entitled, subject to the employee’s execution of a release provided by Lakeland, to severance equal to two weeks of his or her then current base salary plus two additional weeks of salary for each year of service with Harmony Bank, with a maximum severance amount equal to 16 weeks.

•	Certain employees of Harmony Bank will be entitled, subject to the employee’s execution of a release provided by Lakeland, to a retention bonus if they maintain their employment with Harmony Bank until that person’s job function has been converted or transitioned and that person does not accept an offer for continued employment.

•	All stock options to purchase Harmony Bank common stock that are outstanding at the effective time of the merger (which we refer to as “old stock options”) will upon execution by holders of an option cancellation agreement, in form and substance reasonably satisfactory to Lakeland, be cancelled in exchange for a payment equal to the number of shares of Harmony Bank common stock covered by the old stock option multiplied by the amount, if any, by which the product of Lakeland’s closing price on the closing date of the merger multiplied by 1.25 exceeds the exercise price of the old stock option.

•	The merger agreement provides that Lakeland will indemnify the directors and officers of Harmony Bank against certain liabilities for a six-year period following completion of the merger. In addition,

Lakeland has agreed to cause the persons serving as officers and directors of Harmony Bank immediately prior to the merger to be covered by directors and officers liability insurance for a period of six years after the closing, subject to a limitation on the amount which Lakeland must spend for this insurance.

Harmony Bank’s board of directors was aware of these interests and considered them in approving and recommending the merger. For additional information on the benefits of the merger to Harmony Bank’s management, see pages 56 to 58.

Merger expected to occur late in the second or early in the third calendar quarter of 2016 (See page 47)

The merger of Harmony Bank with and into Lakeland Bank will become final when a merger agreement, attaching certifications by Lakeland Bank and Harmony Bank as to the requisite shareholder approval having been obtained, is filed with the New Jersey Department of Banking and Insurance. We currently anticipate that the merger will be completed late in the second or early in the third calendar quarter of 2016, although delays could occur.

We cannot assure you that we can obtain the necessary regulatory or shareholder approvals or that the other conditions precedent to the merger can or will be satisfied.

Regulatory approval must be obtained and other conditions must be satisfied before the merger will be completed (See pages 51 to 52 and page 56)

Our obligations to complete the merger are subject to various conditions that are usual and customary for this kind of transaction, including obtaining approvals from the New Jersey Department of Banking and Insurance and the FDIC. Applications were filed with the FDIC and the New Jersey Department of Banking and Insurance on March 31, 2016. The New Jersey Department of Banking and Insurance approved the merger on April 21, 2016 and FDIC approval is pending. In addition to the required regulatory approvals, the merger will only be completed if certain conditions, including the following, are met or, where permissible, waived:

•	Holders of Harmony Bank common stock must approve the merger agreement at the Harmony Bank special meeting.

•	Harmony Bank and Lakeland must each receive an opinion of Lakeland’s counsel that the merger will be treated as a tax-free reorganization for federal income tax purposes.

•	Harmony Bank and Lakeland must not have breached any of their respective representations or obligations under the merger agreement, subject to certain materiality qualifications.

•	Holders of not more than 7.5% of the issued and outstanding shares of Harmony Bank common stock shall have served a written notice of dissent from the merger agreement to Harmony Bank in accordance with the applicable provisions of New Jersey banking law.

•	There are no suits or proceedings seeking to restrain or prohibit the merger.

The merger agreement attached to this proxy statement and prospectus as Annex A describes other conditions that must be met or waived before the merger may be completed.

Amendment or termination of the merger agreement is possible (See pages 53 to 54)

Lakeland and Harmony Bank may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed. Lakeland or Harmony Bank can unilaterally terminate the merger in certain circumstances. These include a failure to complete the merger by February 17, 2017, or if either party materially breaches the merger agreement, unless the terminating party’s breach is the reason that the merger has not been completed.

Harmony Bank may unilaterally terminate the merger agreement if:

•	during a specified 20 business day period, the average closing sale price of Lakeland common stock on the Nasdaq Global Select Market is less than $8.09; and

•	such average closing sale price of Lakeland common stock under-performs the average stock price of the Nasdaq Bank Index by more than 20%, as measured in accordance with the merger agreement; and

•	in response to its receipt of a notice of termination from Harmony Bank, Lakeland does not increase the number of shares of Lakeland common stock issuable for each share of Harmony Bank common stock in the merger to the extent required by the merger agreement.

See “THE MERGER – Termination” beginning at page 53 for additional information regarding this and other bases for terminating the merger agreement, including Harmony Bank’s “fiduciary out.”

Rights of Lakeland shareholders differ from those of Harmony Bank shareholders (See pages 66 to 68)

When the merger is completed, each Harmony Bank shareholder will automatically become a Lakeland shareholder, unless such shareholder has perfected such shareholder’s dissenters’ rights in accordance with applicable law. The rights of Lakeland shareholders differ from the rights of holders of Harmony Bank common stock in certain ways, primarily as a result of the fact that Lakeland is governed by the New Jersey Business Corporation Act and Harmony Bank is governed by the New Jersey Banking Act of 1948, as amended, which we refer to as the New Jersey Banking Act. In addition, certain provisions in Lakeland’s certificate of incorporation and by-laws differ from those of Harmony Bank’s certificate of incorporation and by-laws. Some of these provisions are intended to make a takeover of Lakeland harder if Lakeland’s board of directors does not approve it.

Harmony Bank shareholders have dissenters’ rights (See pages 61 to 62)

Harmony Bank shareholders will have dissenters’ rights under the New Jersey Banking Act. These dissenters’ rights give Harmony Bank shareholders the right to obtain an appraisal of the value of their shares of Harmony Bank common stock in connection with the merger. To perfect dissenters’ rights, a Harmony Bank shareholder must not vote for the approval of the merger agreement and must strictly comply with all of the procedures required under Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Act. These procedures are described more fully beginning on page 61. The applicable provisions of the New Jersey Banking Act are attached to this proxy statement and prospectus as Annex C.

Stock certificates to be submitted after the merger is complete (See pages 55 to 56)

Promptly after the merger is completed, the former shareholders of Harmony Bank will receive a letter and instructions on how to surrender their Harmony Bank stock certificates in exchange for Lakeland Bancorp common stock. Harmony Bank shareholders will need to carefully review and complete these materials and return them as instructed along with their stock certificates for Harmony Bank common stock in order to receive the merger consideration.

MARKET PRICE AND DIVIDEND INFORMATION

Harmony Bank

The shares of Harmony Bank common stock are traded from time to time on the OTC Pink marketplace (the “OTCPK”), under the symbol “HRMB”. The following table sets forth the high and low closing prices of the shares of Harmony Bank common stock for the periods indicated. Harmony Bank has not declared or paid any cash dividends on its shares of common stock for the periods indicated.

	High	Low
Year ended December 31, 2014
First Quarter	$9.52	$9.52
Second Quarter	10.25	9.52
Third Quarter	10.25	10.25
Fourth Quarter	10.25	9.00

	High	Low
Year ended December 31, 2015
First Quarter	$9.00	$9.00
Second Quarter	10.00	9.00
Third Quarter	10.00	9.30
Fourth Quarter	9.30	9.30

	High	Low
Year ending December 31, 2016
First Quarter	$14.00	$9.30
Second Quarter (through May 10)	13.95	12.85

The shares of Harmony Bank common stock are not actively traded. On January 14, 2016, the last full trading day prior to announcement of the execution of the merger agreement on which a trade occurred in Harmony Bank common stock, the reported high and low sales prices and the closing sale price of Harmony Bank common stock on the OTCPK were as follows:

	January 14, 2016
	High	Low	Closing Sale Price
Harmony Bank	$9.50	$9.50	$9.50

On May 10, 2016, the last full trading day prior to the date of this proxy statement and prospectus on which a trade occurred in Harmony Bank common stock, the reported high and low sales prices and the closing sale price of Harmony Bank common stock on the OTCPK were as follows:

	May 10, 2016
	High	Low	Closing Sale Price
Harmony Bank	$12.85	$12.85	$12.85

Shareholders are urged to obtain current market quotations for shares of Harmony Bank common stock.

As of May 10, 2016, there were 2,454,320 shares of Harmony Bank common stock outstanding, held of record by approximately 273 shareholders, and outstanding options that were exercisable on that date, or within 60 days after that date, for 210,936 shares of Harmony Bank common stock. As of May 10, 2016, all 3,500 shares of Harmony Bank Senior Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) that had been issued to the U.S. Department of the Treasury were redeemed.

Lakeland

The shares of Lakeland common stock are traded on the Nasdaq Global Select Market under the symbol “LBAI”. The following table sets forth the high and low daily closing prices for shares of Lakeland common stock for the periods indicated, as provided by Nasdaq, and the cash dividends declared per share by Lakeland for the periods indicated. All information is adjusted for Lakeland’s 5% stock dividend distributed on June 17, 2014.

	High	Low	Dividends Declared
Year ended December 31, 2014
First Quarter	$11.53	$9.87	$0.071
Second Quarter	11.21	9.61	0.071
Third Quarter	11.11	9.76	0.075
Fourth Quarter	12.26	9.78	0.075

	High	Low	Dividends Declared
Year ended December 31, 2015
First Quarter	$11.66	$10.66	$0.075
Second Quarter	12.23	11.25	0.085
Third Quarter	12.37	10.53	0.085
Fourth Quarter	12.25	10.74	0.085

	High	Low	Dividends Declared
Year ending December 31, 2016
First Quarter	$11.62	$9.81	$0.085
Second Quarter (through May 10)	11.35	10.26	0.095

On February 17, 2016, the last full trading day prior to announcement of the execution of the merger agreement, the reported high and low sales prices and the closing sale price of Lakeland common stock on the Nasdaq Global Select Market were as follows:

	February 17, 2016
	High	Low	Closing Sale Price
Lakeland	$10.50	$10.05	$10.23

On May 10, 2016, the last practicable date prior to the date of this proxy statement and prospectus, the reported high and low sales prices and the closing sale price of Lakeland common stock on the Nasdaq Global Select Market were as follows:

	May 10, 2016
	High	Low	Closing Sale Price
Lakeland	$11.24	$10.91	$11.16

Shareholders are urged to obtain current market quotations for shares of Lakeland common stock.

As of May 10, 2016, there were 41,240,573 shares of Lakeland common stock outstanding, held of record by approximately 3,092 shareholders, and outstanding options that were exercisable on that date, or within 60 days after that date, for 165,392 shares of Lakeland common stock.

Equivalent value per share

The following table shows the closing sale price of Lakeland common stock on the Nasdaq Global Select Market on February 17, 2016, the last full trading day prior to announcement of the execution of the merger agreement and on May 10, 2016, the last practicable date prior to the date of this proxy statement and prospectus, the closing sale price of Harmony Bank common stock on the OTCPK on January 14, 2016, the last full trading day prior to announcement of the execution of the merger agreement on which a trade occurred in Harmony Bank common stock and on May 10, 2016, the last full trading day prior to the date of this proxy statement and prospectus on which a trade occurred in Harmony Bank common stock, and the equivalent value per share of Harmony Bank common stock on the same dates. The equivalent value per share is calculated by multiplying the per share price of Lakeland Bancorp common stock by the exchange ratio of 1.25.

	Lakeland Common Stock	Harmony Common Stock	Equivalent Value Per Share of Harmony Common Stock
February 17, 2016 (Lakeland) and January 14, 2016 (Harmony Bank)	$10.23	$9.50	$12.7875
May 10, 2016 (Lakeland) and May 10, 2016 (Harmony)	$11.16	$12.85	$13.95

RISK FACTORS

If the merger is consummated, Harmony Bank shareholders will receive Lakeland common stock and thus will be investing in Lakeland’s common stock. An investment in Lakeland’s common stock involves a degree of risk. In addition to the other information included in this document, including the matters addressed in “FORWARD-LOOKING INFORMATION” immediately following this section, you should carefully consider the matters described below in determining whether to approve the merger agreement.

Risks pertaining to the proposed merger:

Since the exchange ratio is fixed, Harmony Bank shareholders are at risk in the event that the market price of Lakeland’s common stock declines prior to the consummation of the merger.

Absent special circumstances described under “THE MERGER – Termination”, the number of shares that Lakeland will issue for each share of Harmony Bank common stock to be converted into Lakeland common stock – that is, 1.25 shares – is fixed. If the market price of Lakeland’s common stock declines, the value of the stock consideration that Harmony Bank shareholders will receive will decline. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Lakeland’s business, operations and prospects and regulatory considerations. Many of these factors are beyond Lakeland’s control. The merger is not expected to close until late in the second or early in the third calendar quarter of 2016. Moreover, Harmony Bank shareholders can expect that there will be some delay after the merger is consummated before they will receive their Lakeland stock. Thus, Harmony Bank shareholders will be subject to the risk of market declines in the value of Lakeland common stock for a substantial period of time.

A Harmony Bank shareholder will have less influence as a shareholder of Lakeland than as a shareholder of Harmony Bank.

The shareholders of Harmony Bank currently have the right to control Harmony Bank through their ability to elect the board of directors of Harmony Bank and to vote on other matters affecting Harmony Bank. The merger will transfer control of Harmony Bank to Lakeland. After completion of the merger, former Harmony Bank shareholders will own between 7% and 8% of Lakeland’s outstanding common stock depending on the number of Harmony Bank stock options that are exercised prior to the closing of the merger. Consequently, the former Harmony Bank shareholders will exercise much less influence over the management and policies of Lakeland than they currently exercise over the management and policies of Harmony Bank.

If Lakeland does not successfully integrate Harmony Bank and any other banks that Lakeland may acquire in the future, the combined company may be adversely affected.

If the merger of Harmony Bank into Lakeland Bank is completed, and if Lakeland makes additional acquisitions in the future, Lakeland will need to integrate the acquired entities into its existing business and systems. Lakeland may experience difficulties in accomplishing this integration or in effectively managing the combined company after the merger with Harmony Bank, and after any future acquisition. Any actual cost savings or revenue enhancements that Lakeland may anticipate from a future acquisition will depend on future expense levels and operating results, the timing of certain events and general industry, regulatory and business conditions. Many of these events will be beyond Lakeland’s control, and Lakeland cannot assure you that if the merger is consummated or if Lakeland makes any additional acquisitions in the future, it will be successful in integrating those businesses into its own.

Lakeland’s future acquisitions could dilute your ownership of Lakeland and may cause Lakeland to become more susceptible to adverse economic events.

Lakeland has acquired other companies with its common stock in the past (including, most recently, its acquisition of Pascack Community Bank in January 2016) and intends to acquire or make investments in banks and other complementary businesses with its common stock in the future. Lakeland may issue additional shares of common stock to pay for those future acquisitions, which would dilute your ownership interest in Lakeland. Future business acquisitions could be material to Lakeland, and the degree of success achieved in acquiring and integrating these businesses into Lakeland could have a material effect on the value of Lakeland common stock. In addition, any such acquisition could require Lakeland to use substantial cash or other liquid assets or to incur debt. In those events, Lakeland could become more susceptible to economic downturns and competitive pressures.

Failure to complete the merger could severely disadvantage Harmony Bank.

In order to complete the merger, Harmony Bank must focus on meeting all merger conditions. This could reduce management’s focus on growing Harmony Bank’s banking business. If for any reason the merger does not occur, that failure could adversely affect Harmony Bank’s business, harm its ability to operate as an independent financial institution and make it difficult for Harmony Bank to attract other acquisition partners.

If the merger does not occur by February 17, 2017, either Lakeland or Harmony Bank is generally free to choose not to proceed with the merger.

Either Lakeland or Harmony Bank may terminate the merger agreement if the merger is not completed by February 17, 2017, unless such failure has resulted from the failure to perform by the party seeking to terminate the merger agreement. Although Lakeland and Harmony Bank expect to close the merger late in the second or early in the third calendar quarter of 2016, there can be no assurance that all conditions to the merger will have been satisfied by February 17, 2017.

The expected benefits of the merger may not be realized if the combined company does not achieve certain cost savings and other benefits.

Lakeland’s belief that cost savings and revenue enhancements are achievable is a forward-looking statement that is inherently uncertain. The combined company’s actual cost savings and revenue enhancements, if any, cannot be quantified at this time. Any actual cost savings or revenue enhancements will depend on future expense levels and operating results, the timing of certain events and general industry, regulatory and business conditions. Many of these events will be beyond the control of the combined company.

Harmony Bank’s officers and directors may have conflicts of interest and will receive benefits in the merger that other Harmony Bank shareholders will not receive.

Harmony Bank’s directors and executive officers may have conflicts of interest with respect to the merger because they will receive benefits from the merger that other Harmony Bank shareholders will not receive. See “The Merger – Interests of Management and Others in the Merger” beginning on page 56. Both boards of directors considered these interests, together with other relevant factors, in deciding whether to approve the merger.

Risks pertaining to Lakeland’s business:

The Dodd-Frank Act could materially and adversely affect Lakeland by increasing compliance costs, heightening Lakeland’s risk of noncompliance with applicable regulations, and changing the competitive landscape in the banking industry.

From time to time, the U.S. Congress and state legislatures consider changing laws and enact new laws to further regulate the financial services industry. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, was signed into law. The Dodd-Frank Act has resulted in sweeping changes in the regulation of financial institutions. The Dodd-Frank Act contains numerous provisions that affect all banks and bank holding companies. Some of the provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the full effects of which are not yet known. Although Lakeland cannot predict the full and specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on Lakeland and its prospects, Lakeland’s target markets and the financial industry more generally, Lakeland believes that the Dodd-Frank Act and the regulations promulgated thereunder are likely to continue to impose additional administrative and regulatory burdens that will obligate Lakeland to continue to incur additional expenses and will continue to adversely affect Lakeland’s margins and profitability. For example, the elimination of the prohibition on the payment of interest on demand deposits could materially increase Lakeland’s interest expense, depending on competitors’ responses. Provisions in the legislation mandating modifications of the capital requirements of Lakeland and Lakeland Bank, and the resulting adoption by federal regulators in July 2013 of new capital requirements, could require Lakeland and Lakeland Bank to seek additional sources of capital in the future. Recent or additional regulations may limit or expand Lakeland’s permissible activities, and may affect the competitive balance within Lakeland’s industry and market areas, with the nature and extend of future legislative and regulatory changes affecting financial institutions remaining very unpredictable at this time. More stringent consumer protection regulations could materially and adversely affect Lakeland’s profitability. Lakeland will also have a heightened risk of noncompliance with all of the additional regulations. Finally, the impact of some of these new regulations is not known and may affect Lakeland’s ability to compete long-term with larger competitors.

Lakeland and Lakeland Bank may be subject to more stringent capital and liquidity requirements.

The Dodd-Frank Act also imposes more stringent capital requirements on bank holding companies such as Lakeland by, among other things, imposing leverage ratios on bank holding companies and prohibiting new trust preferred issuances from counting as Tier I capital. These restrictions will limit Lakeland’s future capital strategies. Under the Dodd-Frank Act, Lakeland’s currently outstanding trust preferred securities will continue to count as Tier I capital, but Lakeland will be unable to issue replacement or additional trust preferred securities which would count as Tier I capital.

Lakeland was required to meet new capital requirements beginning on January 1, 2015. In addition, beginning in 2016, banks and bank holding companies are required to maintain a capital conservation buffer on top of minimum risk-weighted asset ratios. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and increases by 0.025% on each subsequent January 1 until it reaches 2.5% when fully phased in on January 1, 2019. Banking institutions which do not maintain capital in excess of the capital conservation buffer will face constraints on the payment of dividends, equity repurchases and compensation based on the amount of the shortfall. Accordingly, if Lakeland Bank fails to maintain the applicable minimum capital ratios and the capital conservation buffer, distributions to Lakeland may be prohibited or limited.

Future increases in minimum capital requirements could adversely affect Lakeland’s net income. Furthermore, Lakeland’s failure to comply with the minimum capital requirements could result in its regulators taking formal or informal actions against Lakeland which could restrict its future growth or operations.

Lakeland’s future growth may require it to raise additional capital in the future, but that capital may not be available when it is needed or may be available only at an excessive cost.

Lakeland is required by regulatory authorities to maintain adequate levels of capital to support its operations. Lakeland anticipates that its current capital levels will satisfy regulatory requirements for the foreseeable future. Lakeland may, however, at some point choose to raise additional capital to support its continued growth. Lakeland’s ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside of Lakeland’s control. Accordingly, Lakeland may be unable to raise additional capital, if and when needed, on terms acceptable to Lakeland, or at all. If Lakeland cannot raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be materially impacted. In the event of a material decrease in Lakeland’s stock price, future issuances of equity securities could result in dilution of existing shareholder interests.

Europe’s debt crisis and volatility in China’s financial markets could have a material adverse effect on Lakeland’s liquidity, financial condition and results of operations.

The possibility that certain European Union (“EU”) member states will default on their debt obligations and concerns about Chinese financial markets have negatively impacted economic conditions and global markets. The continued uncertainty over the outcome of international and the EU’s financial support programs and the possibility that other EU member states may experience similar financial troubles could further disrupt global markets. The negative impact on economic conditions and global markets could also have a material adverse effect on Lakeland’s liquidity, financial condition and results of operations.

A decrease in Lakeland’s ability to borrow funds could adversely affect its liquidity.

Lakeland’s ability to obtain funding from the Federal Home Loan Bank or through its overnight federal funds lines with other banks could be negatively affected if Lakeland experienced a substantial deterioration in its financial condition or if such funding became restricted due to a deterioration in the financial markets. While Lakeland has a contingency funds management plan to address such a situation if it were to occur (such plan includes deposit promotions, the sale of securities and the curtailment of loan growth, if necessary), a significant decrease in Lakeland’s ability to borrow funds could adversely affect its liquidity.

Lakeland is subject to interest rate risk and variations in interest rates may negatively affect its financial performance.

Lakeland is unable to predict actual fluctuations of market interest rates. Rate fluctuations are influenced by many factors, including:

•	inflation or deflation;

•	excess growth or recession;

•	a rise or fall in unemployment;

•	tightening or expansion of the money supply;

•	domestic and international disorder;

•	instability in domestic and foreign financial markets; and

•	actions taken or statements made by the Federal Reserve Board.

Both increases and decreases in the interest rate environment may reduce Lakeland’s profits. Lakeland expects that it will continue to realize income from the difference or “spread” between the interest it earns on loans, securities and other interest-earning assets, and the interest it pays on deposits, borrowings and other interest-bearing liabilities. Lakeland’s net interest spreads are affected by the differences between the maturities and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Lakeland’s interest-earning assets may not reprice as slowly or rapidly as its interest-bearing liabilities. Changes in market interest rates could materially and adversely affect Lakeland’s net interest spread, asset quality, levels of prepayments, cash flows, the market value of its securities portfolio, loan and deposit growth, costs and yields on loans and deposits and Lakeland’s overall profitability. Competition for deposits has increased significantly as a result of the recent low interest rate environment.

Declines in value may adversely impact Lakeland’s investment portfolio.

As of December 31, 2015, Lakeland had approximately $442.3 million and $116.7 million in available for sale and held to maturity investment securities, respectively. Lakeland may be required to record impairment charges on its investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including lack of liquidity for sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on Lakeland’s investment portfolio in future periods. If an impairment charge is significant enough it could affect the ability of Lakeland Bank to upstream dividends to Lakeland, which could have a material adverse effect on Lakeland’s liquidity and its ability to pay dividends to shareholders and could also negatively impact Lakeland’s regulatory capital ratios.

Lakeland may incur impairment to goodwill.

Lakeland reviews its goodwill at least annually. Lakeland’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely on projections of future operating performance. Lakeland operates in a competitive environment and projections of future operating results and cash flows may vary significantly from actual results. Additionally, if Lakeland’s analysis results in an impairment to goodwill, Lakeland would be required to record a non-cash charge to earnings in its financial statements during the period in which such impairment is determined to exist. Any such charge could have a material adverse effect on Lakeland’s results of operations and its stock price.

The extensive regulation and supervision to which Lakeland is subject impose substantial restrictions on its business.

Lakeland, Lakeland Bank and certain non-bank subsidiaries are subject to extensive regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole. Such laws are not designed to protect Lakeland’s shareholders. These regulations affect Lakeland’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Lakeland is also subject to a number of laws which, among other things, govern its lending practices and require Lakeland Bank to establish and maintain comprehensive programs relating to anti-money laundering and customer identification. The United States Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Lakeland in substantial and unpredictable ways. Such changes could subject Lakeland to additional costs, limit the types of financial services and products Lakeland may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on Lakeland’s business, financial condition and results of operations.

Lakeland Bank’s ability to pay dividends is subject to regulatory limitations which, to the extent that the holding company requires such dividends in the future, may affect the holding company’s ability to pay its obligations and pay dividends to shareholders.

As a bank holding company, Lakeland is a separate legal entity from Lakeland Bank and its subsidiaries, and does not have significant operations of its own. Lakeland currently depends on Lakeland Bank’s cash and liquidity to pay its operating expenses and dividends to shareholders. The availability of dividends from Lakeland Bank is limited by various statutes and regulations. The inability of Lakeland to receive dividends from Lakeland Bank could adversely affect Lakeland’s financial condition, results of operations, cash flows and prospects and its ability to pay dividends.

In addition, beginning in 2016, banks and bank holding companies are required to maintain a capital conservation buffer on top of minimum risk-weighted asset ratios. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and increases by 0.025% on each subsequent January 1 until it reaches 2.5%. Banking institutions which do not maintain capital in excess of the capital conservation buffer will face constraints on the payment of dividends, equity repurchases and compensation based on the amount of the shortfall. Accordingly, if Lakeland Bank fails to maintain the applicable minimum capital ratios and the capital conservation buffer, distributions to Lakeland may be prohibited or limited.

Lakeland’s allowance for loan and lease losses may not be adequate to cover actual losses.

Like all commercial banks, Lakeland Bank maintains an allowance for loan and lease losses to provide for loan and lease defaults and non-performance. If the allowance for loan and lease losses is not adequate to cover actual loan and lease losses, Lakeland may be required to significantly increase future provisions for loan and lease losses, which could materially and adversely affect its operating results. Lakeland’s allowance for loan and lease losses is determined by analyzing historical loan and lease losses, current trends in delinquencies and charge-offs, plans for problem loan and lease resolution, the opinions of Lakeland’s regulators, changes in the size and composition of the loan and lease portfolio and industry information. Lakeland also considers the possible effects of economic events, which are difficult to predict. The amount of future losses is affected by changes in economic, operating and other conditions, including changes in interest rates, many of which are beyond Lakeland’s control. These losses may exceed Lakeland’s current estimates. Federal regulatory agencies, as an integral part of their examination process, review Lakeland’s loans and the allowance for loan and lease losses. While Lakeland believes that its allowance for loan and lease losses in relation to its current loan portfolio is adequate to cover current losses, Lakeland cannot assure you that it will not need to increase its allowance for loan and lease losses or that the regulators will not require Lakeland to increase this allowance. Future increases in the allowance for loan and lease losses could materially and adversely affect Lakeland’s earnings and profitability.

If Lakeland is unable to remediate the material weakness in its internal controls over financial reporting that Lakeland reported in its Annual Report on Form 10-K for the year ended December 31, 2015, or if other material weaknesses are identified in the future, Lakeland’s results of operations or financial condition could be materially adversely affected.

As disclosed in Lakeland’s Annual Report on Form 10-K for the year ended December 31, 2015, during the fourth quarter of 2015, Lakeland identified a material weakness in its internal controls over financial reporting over the completeness and accuracy of the information used to determine the qualitative component of the allowance for loan and lease loss estimate. No restatement of prior period financial statements and no change in previously released financial results were required as a result of this finding. Management has taken steps to remediate this weakness by enhancing review controls, including adding an additional independent level of review over the information used to determine the qualitative factors in the allowance for loan and lease loss estimation process. If Lakeland’s remedial measures are insufficient to address this material weakness, or if additional material weaknesses or significant deficiencies in Lakeland’s internal control are discovered or occur in the future, Lakeland’s results of operations or financial condition could be materially adversely affected.

The concentration of Lakeland’s commercial real estate loan portfolio may subject Lakeland to increased regulatory analysis.

The FDIC, the Federal Reserve and the OCC have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate (CRE) lending. The 2006 interagency guidance did not establish specific CRE lending limits or caps; rather, the guidance set forth supervisory criteria to serve as levels of bank CRE concentration above which certain financial institutions may be identified for further supervisory analysis. According to the guidelines, institutions could be subject to further analysis if (i) their loans for construction, land, and land development (CLD) represent 100% or more of the financial institution’s total risk-based capital, or (ii) their total non-owner-occupied CRE loans (including CLD loans), as defined, represent 300% or more of the institution’s total risk-based capital, and further, that the institution’s non-owner-occupied CRE loan portfolio has increased by 50% or more during the previous 36 months.

Lakeland Bank’s total reported CLD loans represented 36% of total risk-based capital at December 31, 2015. Lakeland Bank’s total reported CRE loans to total capital was 386% at December 31, 2015 while Lakeland Bank’s CRE portfolio has increased by 54% over the preceding 36 months. Had Pascack Bancorp, Inc. been merged into Lakeland as of December 31, 2015 (that merger occurred on January 7, 2016), the combined CRE portfolio would have increased by 45% over the preceding 36 months.

Lakeland Bank’s CRE portfolio is segmented and spread among various property types including retail, office, multi-family, mixed use, industrial, hospitality, healthcare, special use and residential and commercial construction. Management regularly reviews and evaluates its CRE portfolio, including concentrations within the various property types based on current market conditions and risk appetite as well as by utilizing stress testing on material exposures and believes its underwriting practices are sound.

There is no assurance that in the future Lakeland will not continue to exceed the levels set forth in the guidelines.

Lakeland’s mortgage banking operations expose Lakeland to risks that are different than the risks associated with its retail banking operations.

Lakeland Bank’s mortgage banking operations expose Lakeland to risks that are different than its retail banking operations. Lakeland’s mortgage banking operations are dependent upon the level of demand for residential mortgages. During higher and rising interest rate environments, the level of refinancing activity tends to decline, which can lead to reduced volumes of business and lower revenues that may not exceed Lakeland’s fixed costs to run the business. In addition, mortgages sold to third-party investors are typically subject to certain repurchase provisions related to borrower refinancing, defaults, fraud or other reasons stipulated in the applicable third-party investor agreements. If the fair value of a loan when repurchased is less than the fair value when sold, a bank may be required to charge such shortfall to earnings.

In addition, the “ability to repay” and “Qualified Mortgage” rules promulgated as required by the Dodd-Frank Act, which rules became effective January 10, 2014, may expose Lakeland and its Sullivan Financial Services, Inc. subsidiary to greater losses, reduced volume and litigation related expenses and delays in taking title to collateral real estate, if the related loans do not perform and borrowers challenge whether the rules were satisfied when originating the loans.

Lakeland is subject to various lending and other economic risks that could adversely affect its results of operations and financial condition.

Economic, political and market conditions, trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation affect Lakeland’s business. These factors are beyond Lakeland’s control. A deterioration in economic conditions, particularly in New Jersey, could have the following consequences, any of which could materially adversely affect Lakeland’s business:

•	loan and lease delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for Lakeland’s products and services may decrease; and

•	collateral for loans made by Lakeland may decline in value, in turn reducing the borrowing ability of its customers.

Deterioration in the real estate market, particularly in New Jersey, could adversely affect Lakeland’s business. A decline in real estate values in New Jersey would reduce Lakeland’s ability to recover on defaulted loans by selling the underlying real estate, which would increase the possibility that Lakeland may suffer losses on defaulted loans.

Lakeland may suffer losses in its loan portfolio despite its underwriting practices.

Lakeland seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. Although Lakeland believes that its underwriting criteria are appropriate for the various kinds of loans that it makes, Lakeland may incur losses on loans that meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves in its allowance for loan and lease losses.

Lakeland faces strong competition from other financial institutions, financial service companies and other organizations offering services similar to the services that Lakeland provides.

Many competitors offer the types of loans and banking services that Lakeland offers. These competitors include other state and national banks, savings associations, regional banks and other community banks. Lakeland also faces competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. Many of Lakeland’s competitors have greater financial resources than it does, which may enable them to offer a broader range of services and products, and to advertise more extensively, than Lakeland does. Lakeland’s inability to compete effectively would adversely affect its business.

The inability to attract and retain key personnel could adversely affect Lakeland’s business.

Lakeland’s success depends partially on the ability to attract and retain a high level of experienced personnel. The inability to attract and retain key employees, as well as find suitable replacements, if necessary, could adversely affect Lakeland’s customer relationships and internal operations.

The inability to stay current with technological change could adversely affect Lakeland’s business model.

Financial institutions continually are required to maintain and upgrade technology in order to provide the most current products and services to their customers, as well as create operational efficiencies. This technology requires personnel resources, as well as significant costs to implement. Failure to successfully implement technological change could adversely affect Lakeland’s business, results of operations and financial condition.

The occurrence of any failure, breach, or interruption in service involving Lakeland’s systems or those of its service providers could damage Lakeland’s reputation, cause losses, increase Lakeland’s expenses, and result in a loss of customers, an increase in regulatory scrutiny, or expose Lakeland to civil litigation and possibly financial liability, any of which could adversely impact Lakeland’s financial condition, results of operations and the market price of its stock.

Communications and information systems are essential to the conduct of Lakeland’s business, as Lakeland uses such systems to manage its customer relationships, general ledger, deposits and loans. Lakeland’s operations rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Although Lakeland takes protective measures and endeavors to modify them as circumstances warrant, the security of its computer systems, software and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and cyber-attacks that could have a security impact. In addition, breaches of security may occur through intentional or unintentional acts by those having authorized or unauthorized access to Lakeland’s confidential or other information or the confidential or other information of Lakeland’s customers, clients or counterparties. If one or more of such events were to occur, the confidential and other information processed and stored in, and transmitted through,

Lakeland’s computer systems and networks could potentially be jeopardized, or could otherwise cause interruptions or malfunctions in its operations or the operations of its customers, clients or counterparties. This could cause Lakeland significant reputational damage or result in Lakeland’s experiencing significant losses.

Furthermore, Lakeland may be required to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. Lakeland also may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance Lakeland maintains. In addition, Lakeland routinely transmits and receives personal, confidential and proprietary information by e-mail and other electronic means. Lakeland has discussed and worked with its customers, clients and counterparties to develop secure transmission capabilities, but it does not have, and may be unable to put in place, secure capabilities with all of these constituents, and Lakeland may not be able to ensure that these third parties have appropriate controls in place to protect the confidentiality of such information.

While Lakeland has established policies and procedures to prevent or limit the impact of systems failures and interruptions, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, Lakeland outsources certain aspects of its data processing to certain third-party providers. If Lakeland’s third-party providers encounter difficulties, or if Lakeland has difficulty in communicating with them, Lakeland’s ability to adequately process and account for customer transactions could be affected, and its business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

If Lakeland does not successfully integrate Pascack Community Bank, the combined company may be adversely affected.

Lakeland’s acquisition of Pascack Bancorp and Pascack Community Bank closed on January 7, 2016. Lakeland is in the process of integrating Pascack Community Bank and may experience difficulties in accomplishing this integration or in effectively managing the combined company.

FORWARD-LOOKING INFORMATION

This proxy statement and prospectus, including information incorporated by reference in this document, contains forward-looking statements with respect to the consolidated financial condition, results of operations and business of Harmony Bank and Lakeland. These include statements relating to revenues, cost savings and anticipated benefits resulting from the merger. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “projects” or similar words or expressions.

These forward-looking statements involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by such forward-looking statements. In addition to the factors disclosed under the caption “RISK FACTORS” and elsewhere in this document, the following factors, among others, could cause Lakeland’s actual results to differ materially and adversely from Lakeland’s forward-looking statements: uncertainties relating to general economic conditions; uncertainties relating to the determination of Lakeland’s provisions for loan and lease losses and allowances for loan and lease losses; uncertainties relating to Lakeland’s analysis of the assessment of rate sensitive assets and rate sensitive liabilities and relating to the extent to which market factors indicate that a financial institution such as Lakeland Bank should match such assets and liabilities; the impact of competition among financial institutions and between financial institutions and other sources of credit; changes to the presentation of financial results and condition resulting from the adoption of new accounting principles or upon the advice of Lakeland’s independent auditors or the staff of various regulatory agencies; unanticipated demands upon Lakeland’s liquidity; unanticipated failure or malfunction of Lakeland’s information systems; changes in, or failure to comply with, governmental regulations; the costs and other effects of administrative and legal proceedings; the continued financial viability of Lakeland’s borrowers; the continued financial viability of the issuers of securities within Lakeland’s investment portfolio; labor and employment benefit costs; changes in the conditions of the capital markets in general and in the capital markets for financial institutions in particular; the ability to successfully integrate Pascack Community Bank into Lakeland Bank; the ability to integrate Harmony Bank promptly into Lakeland’s overall business and plans if the merger is consummated; the extent and timing of legislative and regulatory actions and reforms; and other factors referenced in Lakeland’s Annual Report on Form 10-K for the year ended December 31, 2015. Risks pertaining directly to the merger are described under “RISK FACTORS” beginning on page 14 of this proxy statement and prospectus.

Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You should not place undue reliance on such statements. These statements speak only as of the date of this proxy statement and prospectus or, if made in any document incorporated by reference, as of the date of that document.

All written or oral forward-looking statements attributable to Lakeland or Harmony Bank or any person acting on their behalf made after the date of this proxy statement and prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Lakeland nor Harmony Bank undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this proxy statement and prospectus or to reflect the occurrence of unanticipated events.

THE MEETING

When and Where the Harmony Bank Special Meeting will be Held

Harmony Bank will hold its special meeting of shareholders at Harmony Bank’s Corporate Offices, 2120 West County Line Road, Jackson, New Jersey, commencing at 9:00 a.m., local time, on Wednesday, June 22, 2016.

What will be Voted on at the Harmony Bank Special Meeting

At the Harmony Bank special meeting, Harmony Bank shareholders will consider and vote on proposals to do the following:

1. Approve the Agreement and Plan of Merger, dated as of February 17, 2016, by and among Harmony Bank, Lakeland Bancorp and Lakeland Bank, providing for:

•	the merger of Harmony Bank with and into Lakeland Bank; and

•	the automatic conversion of each outstanding share of Harmony Bank common stock into 1.25 shares of Lakeland Bancorp common stock, other than shares held by dissenters who perfect their dissenters’ rights in accordance with applicable law.

2. Transact such other business as shall properly come before the special meeting, which may include a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the merger agreement and the merger.

If a quorum is not present, or if fewer shares of Harmony Bank common stock are voted in favor of the merger agreement and the merger than the number required for approval, it is expected that the meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement and the merger. The holders of a majority of the shares present at the meeting would be required to approve any adjournment of the meeting.

Shareholders Entitled to Vote

Harmony Bank has set May 10, 2016 as the record date to determine which Harmony Bank shareholders will be entitled to vote at the special meeting. Only holders of Harmony Bank common stock at the close of business on the record date will be entitled to vote at the special meeting. As of the record date, there were 2,454,320 shares of Harmony Bank common stock outstanding and entitled to be voted at the special meeting, held by approximately 273 shareholders of record. Each holder of shares of Harmony Bank common stock outstanding on the record date will be entitled to one vote for each share held of record.

Number of Shares that Must be Represented for a Vote to be Taken

In order to have a quorum at the special meeting, a majority of the total number of outstanding shares of common stock entitled to vote at the meeting must be represented at the meeting in person or by proxy.

The following shares will be counted at the Harmony Bank special meeting for purposes of determining the presence or absence of a quorum:

•	shares of common stock held by persons attending the special meeting, whether or not they are voting, and

•	other shares of common stock for which Harmony Bank has received proxies, including proxies with respect to which holders of those shares have abstained from voting.

Vote Required; Voting Agreements

The approval of the merger agreement and the merger will require the affirmative vote, in person or by proxy, of the holders of at least two thirds of the outstanding shares of Harmony Bank common stock on the record date. Each holder of shares of Harmony Bank common stock outstanding on the record date will be entitled to one vote for each share held of record. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present and will have the effect of a vote against the merger and merger agreement.

Certain directors and executive officers of Harmony Bank have agreed with Lakeland to vote all shares of Harmony Bank common stock for which they have voting power on the record date in favor of the approval of the merger agreement and the merger. On the record date, such directors and executive officers had sole or shared voting power over 716,176 shares of Harmony Bank common stock, or approximately 29.18% of the shares of Harmony Bank common stock outstanding on the record date.

Voting your Shares

The Harmony Bank board of directors is soliciting proxies from the Harmony Bank shareholders. This will give Harmony Bank shareholders an opportunity to vote at the special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted by a named agent in accordance with your instructions.

If you are a Harmony Bank shareholder and you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR approval of the merger agreement.

If you sign a proxy, you may revoke it at any time before it is voted at the special meeting. See “– Changing Your Vote.”

You cannot vote shares held by your broker in “street name.” Only your broker can vote those shares, with your instructions. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them.

Harmony Bank shareholders will have four alternative ways to vote:

•	by traditional paper proxy card;

•	by telephone;

•	via the Internet; or

•	in person at the Harmony Bank special meeting.

Please take a moment to read the instructions for Harmony Bank shareholders, choose the way to vote that you find most convenient and cast your vote as soon as possible.

Voting by Proxy Card. If proxy cards in the accompanying form are properly executed and returned, the shares represented thereby will be voted in the manner specified therein. As stated above, if you are a Harmony Bank shareholder and you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR approval of the merger agreement.

Voting by Telephone. If you wish to vote by telephone and you are a Harmony Bank shareholder of record, you may dial the toll free number and follow the instructions on your proxy card. If you vote by telephone, you must have your control number and the proxy card available when you call.

Voting by the Internet. If you wish to vote through the Internet and you are a Harmony Bank shareholder of record, you may access the Internet at the web address stated on the proxy card and follow the on-screen instructions. If you vote through the Internet, you must have your control number and the proxy card available when you access the web page.

If your shares are registered in the name of a broker or other nominee, the voting form your broker or other nominee sent you will provide telephone and Internet voting instructions.

The deadline for voting by telephone or through the Internet as a Harmony Bank shareholder of record is 12:00 a.m., Eastern Daylight Time, on June 22, 2016. For shareholders whose shares are registered in the name of a broker or other nominee, please consult the voting instructions provided by your broker or other nominee for information about the deadline for voting by telephone or through the Internet.

Voting in Person. If you attend the Harmony Bank special meeting and you are a Harmony Bank shareholder of record, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting. If you are not a Harmony Bank shareholder of record and you wish to vote at the meeting, please consult the voting instructions provided by your broker or other nominee for information about voting in person.

Changing your Vote

As a Harmony Bank shareholder, you will be able to change your vote as many times as you wish and the last vote received chronologically by any means will supersede your prior vote(s).

Any Harmony Bank shareholder may revoke a proxy at any time before or at the Harmony Bank special meeting in one or more of the following ways:

•	Delivering a written notice of revocation, bearing a later date than the proxy, at any time prior to the vote at the special meeting to Richard S. Machtinger, Corporate Secretary; or

•	Submitting a later-dated proxy card; or

•	Submitting a later-dated proxy via telephone or the Internet.

A Harmony Bank shareholder should send any written notice of revocation or subsequent proxy to Harmony Bank, Attention: Richard S. Machtinger, Corporate Secretary, 2120 West County Line Road, Jackson, New Jersey 08527, or hand deliver the notice of revocation or subsequent proxy to Mr. Machtinger before the taking of the vote at the Harmony Bank special meeting. Attendance at the special meeting will not by itself constitute a revocation of a proxy.

Solicitation of Proxies and Costs

The solicitation of proxies for the special meeting is made on behalf of the Harmony Bank board of directors. Harmony Bank will pay the costs of soliciting proxies with respect to its special meeting. In addition to solicitation by mail, directors, officers and employees acting on behalf of Harmony Bank may solicit proxies for the special meeting in person or by telephone, telegraph, facsimile or other means of communication. Harmony Bank will not pay any additional compensation to these directors, officers or employees for these activities, but may reimburse them for reasonable out-of-pocket expenses.

Harmony Bank will make arrangements with brokerage houses, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by these brokerage houses, custodians, nominees and fiduciaries, and Harmony Bank will reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with the solicitation.

Principal Shareholders; Security Ownership of Harmony Bank Management

The following table sets forth, as of March 15, 2016, the beneficial ownership of Harmony Bank common stock by (i) each shareholder of Harmony Bank known by Harmony Bank to have beneficially owned more than 5% of Harmony Bank’s outstanding common stock as of such date, (ii) each director of Harmony Bank, (iii) the executive officers of Harmony Bank and (iv) all directors and executive officers of Harmony Bank as a group. The address of each 5% or greater shareholder set forth below is c/o Harmony Bank, 2120 West County Line

Road, Jackson, New Jersey 08527. Unless otherwise indicated in the footnotes following the table, each of the named shareholders possesses sole voting and investment power with respect to the shares beneficially owned. Shares covered by stock options are included in the table to the extent they are exercisable within 60 days of March 15, 2016.

Name of Beneficial Owner	Shares Beneficially Owned (1)		Percentage of Class
William R. Clayton, Jr.	245,745	(2)(3)	10.13%
Wayne Courtright	38,427	(2)	1.58%
George Elliott	35,527	(2)	1.46%
Jeremiah Johnson	40,996	(2)(4)	1.69%
Michael J. Kokes	3,896	(5)	*
Stephan R. Leone	29,470	(5)(6)	1.22%
Michael E. Levin	125,918	(2)(7)	5.19%
Adam Pfeffer	33,467	(8)	1.38%
Steven I. Pfeffer	92,174	(2)(9)	3.80%
Michael A. Schutzer	34,296	(10)	1.41%
Raymond F. Shea, Jr.	124,240	(2)	5.12%
Robert Sickel	151,405	(2)(11)	6.24%
Gregory Wright	12,414	(5)	*
Michael Gormley	21,709	(10)	*
Richard Machtinger	40,914	(10)	1.68%
All Directors and Executive Officers as a group (15 persons)	1,030,598	(12)	39.58%

*	Less than 1%

To Harmony Bank’s knowledge, there are no shareholders (or group of shareholders) other than those set forth above who beneficially own 5% or more of the Common Stock of Harmony Bank.

NOTES:

(1)	Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares (i) owned by a spouse, minor children or relatives sharing the same home, (ii) owned by entities owned or controlled by the named person and (iii) underlying stock options if the named person has the right to acquire such shares within 60 days of the exercise of such stock options. Unless otherwise noted, all shares are owned of record and beneficially by the named person.
(2)	Includes 10,336 shares underlying currently exercisable options granted to each of Messrs. Clayton, Courtright, Elliott, Johnson, Levin, S. Pfeffer, Sickel and Shea under the Harmony Bank 2008 Stock Option Plan for Non-Employee Directors and 3,041 shares underlying currently exercisable options granted to each of Messrs. Clayton, Courtright, Elliott, Johnson, Levin, S. Pfeffer, Sickel and Shea under the Harmony Bank 2012 Stock Option Plan for Non-Employee Directors, as amended (the “2012 Option Plan”).
(3)	Includes 100,302 shares owned directly by Mr. Clayton’s spouse.
(4)	Includes 27,563 shares held in a trust for Mr. Johnson.
(5)	Includes 1,250 shares underlying currently exercisable options granted to Messrs. Kokes, Leone & Wright under the 2012 Option Plan.
(6)	Includes 8,333 shares held jointly with Mr. Leone’s spouse, 2,777 shares owned directly by Mr. Leone’s spouse and 2,224 shares held in two Uniform Transfers to Minors Act (“UTMA”) accounts for which Mr. Leone is custodian.
(7)	Includes 16,554 shares held with Mr. Levin’s spouse as tenants in common, 30,111 shares owned directly by Mr. Levin’s spouse and 9,923 shares held in two irrevocable trusts for which Mr. Levin is trustee.

(8)	Includes 13,378 shares underlying currently exercisable options granted to Mr. A. Pfeffer under the 2012 Option Plan and 1,051 shares held in a Uniform Gifts to Minors Act (“UGMA”) account for which Mr. A. Pfeffer’s spouse is custodian.
(9)	Includes 66,666 shares held jointly with Mr. S. Pfeffer’s spouse and 11,025 shares held in a trust for which Mr. S. Pfeffer is trustee.
(10)	Includes 27,227, 18,709, and 20,914 shares underlying currently exercisable options granted to Messrs. Schutzer, Gormley and Machtinger, respectively, under the Harmony Bank 2008 Incentive Stock Option Plan.
(11)	Includes 137,972 shares owned by J & R Investment Trust, an entity owned 50% by Mr. Sickel.
(12)	Based upon total shares outstanding plus maximum shares currently exercisable by all 15 persons.

PROPOSAL 1

THE MERGER

The following information describes the material terms and provisions of the merger. This description is not complete. We qualify this discussion in its entirety by reference to the merger agreement which we incorporate by reference in this proxy statement and prospectus. A copy of the merger agreement is attached hereto as Annex A. We urge you to read the full text of the agreement carefully.

The merger agreement provides that Harmony Bank will merge with and into Lakeland Bank, with Lakeland Bank as the surviving bank in the merger.

Harmony Bank shareholders, other than those shareholders who perfect their dissenters’ rights in accordance with applicable law, will receive 1.25 shares of Lakeland common stock for each share of Harmony Bank common stock that they own at the effective time of the merger. The exchange ratio will be adjusted proportionately if Lakeland makes any stock splits, stock dividends or similar distributions prior to the closing of the merger.

Lakeland will not issue any fractions of a share of Lakeland common stock. Rather, Lakeland will pay cash (without interest) for any fractional share interest any Harmony Bank shareholder would otherwise receive in the merger. All shares of Harmony Bank common stock held by a shareholder immediately prior to the effective time of the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder.

The boards of directors of Harmony Bank, Lakeland Bancorp and Lakeland Bank have approved and adopted the merger agreement and believe that the merger is in the best interests of their respective shareholders. The Harmony Bank board of directors recommends that Harmony Bank shareholders vote FOR the merger agreement and the merger.

All stock options to purchase Harmony Bank common stock that are outstanding at the effective time of the merger (which we refer to as “old stock options”) will upon execution by holders of an option cancellation agreement, in form and substance reasonably satisfactory to Lakeland, be cancelled in exchange for a payment equal to the number of shares of Harmony Bank common stock covered by the old stock option multiplied by the amount, if any, by which the product of Lakeland’s closing price on the closing date of the merger multiplied by 1.25 exceeds the exercise price of the old stock option.

The executive officers and directors of Harmony Bank have interests in the merger that are different from the interests of Harmony Bank’s shareholders in general. See “- Interests of Management and Others in the Merger” beginning on page 56. These interests were considered by Harmony Bank’s board of directors and Lakeland’s board of directors before approving the merger.

Background of the Merger

As part of Lakeland’s strategic growth plan, Lakeland’s board of directors and senior management explore on an ongoing basis the feasibility of acquiring banks and bank holding companies that would broaden Lakeland’s presence in its markets and allow Lakeland to expand into neighboring markets, while enabling it to maintain its focus on community banking.

From January 2014 through September 2014, Thomas J. Shara, President and Chief Executive Officer of Lakeland, met with or spoke by telephone with Michael A. Schutzer, President and Chief Executive Officer of Harmony Bank, on several occasions. Stewart E. McClure, Jr., Lakeland’s Senior Executive Vice President and Regional President of Lakeland Bank, who was President and Chief Executive Officer of Somerset Hills Bancorp prior to Lakeland’s acquisition of Somerset Hills effective as of May 31, 2013, participated in some of those discussions.

The principal topics discussed by the parties were Harmony Bank’s capital needs and possible equity capital raise. The parties discussed possible participation by Lakeland in the capital raise. Ultimately, Harmony Bank consummated an equity raise of approximately $6.7 million on September 30, 2014. Lakeland ultimately did not participate in the equity raise. The parties also discussed the preferred stock issued by Harmony Bank to the U.S. Department of the Treasury under the Small Business Lending Fund program, and the fact that the dividends on such preferred stock would significantly increase in March 2016. (Such preferred stock was subsequently redeemed in full on April 12, 2016.)

The parties also discussed the possibility of each of Lakeland Bank and Harmony Bank participating in the loans of the other, and the emphasis of each bank on community banking. The discussions also included general conversations about the economy and competition in the banking industry.

As part of its ongoing consideration and evaluation of Harmony Bank’s long-term prospects and strategies, Harmony Bank’s board of directors regularly reviewed and assessed Harmony Bank’s business development and strategic opportunities. The board considered various strategic options potentially available to Harmony Bank, with the goal of enhancing value for Harmony Bank’s shareholders. Strategic discussions have focused on, among other things, the competitive environment and regulatory burden facing Harmony Bank and the growth prospects for Harmony Bank as an independent bank, as well as the possibilities of a strategic combination.

From time to time, Harmony Bank, through its President and Chief Executive Officer, Michael Schutzer, engaged in general discussions with representatives of other financial institutions, including Lakeland, as described herein, regarding the possibility of an affiliation. During the past several years, Harmony Bank’s board of directors also met with representatives of Raymond James to discuss metrics and developments in the merger and acquisition market for financial institutions. These discussions usually included a review of the financial growth of commercial banks and merger and acquisition prospects for Harmony Bank.

In April 2014, Harmony Bank received an expression of interest from a financial institution that we refer to as Bank A about a potential acquisition. At the time, counsel for Harmony Bank advised the board that the board was under no legal obligation to pursue the indication of interest as the board had not reached a decision to sell the bank. Nonetheless, the board asked representatives of Raymond James to hold further discussions with Bank A regarding the pricing in its expression of interest. In May 2014, following these discussions, Harmony Bank and Bank A terminated discussions as the potential acquiror was unwilling to increase the proposed price in its expression of interest.

In December 2014, Harmony Bank received an expression of interest from a financial institution that we refer to as Bank B. The board asked representatives of Raymond James to contact Bank B to discuss a possible transaction. When Bank B indicated that their interest was for an all-stock transaction with an implied price below book value, the board terminated further discussions with the potential acquiror in February 2015.

On March 19, 2015, Mr. Schutzer and Mr. Shara spoke by telephone. Mr. Schutzer described Harmony Bank’s challenging earnings environment, and commented that Harmony Bank could benefit from spreading its regulatory and technology costs across a much larger platform. He further suggested that he thought that Lakeland Bank and Harmony Bank could make an excellent fit by having both parties benefit from expanded geography, products (consumer & SBA) and similar lending and relationship philosophies. The parties discussed the local markets, competition, and the opportunities that could be generated by a sale of Harmony Bank to Lakeland for stock consideration. The parties noted that such a transaction would provide liquidity and dividends to Harmony Bank shareholders and scale in operations.

On April 28, 2015, Mr. Shara and Mr. Schutzer discussed their respective expectations, valuations and the overall expenses and cost synergies that could be obtained from a merger of the two banks.

In late May 2015, at the New Jersey Bankers Association conference in Nashville, Tennessee, Mr. Schutzer was approached by Mr. Shara about Lakeland’s interest in potentially engaging in a business transaction with

Harmony Bank. At that time, Mr. Schutzer indicated that Harmony Bank may have an interest and that he would speak to his board to determine if there was any interest. Shortly thereafter, Mr. Schutzer advised Michael Levin, Chairman of the Board, and William Clayton, a director, about his meeting with Mr. Shara and Lakeland’s interest in a possible acquisition.

At a Harmony Bank board meeting held on June 10, 2015, Mr. Schutzer discussed his meeting with Mr. Shara with the board. Mr. Schutzer reported that while no hard indication of exchange value had been discussed with Mr. Shara, Mr. Schutzer described for the board some of the parameters around Lakeland’s recent acquisition of Somerset Hills Bancorp. The board asked Mr. Schutzer to contact representatives of Raymond James to get their view of Lakeland and the current merger and acquisition market prior to a meeting that had been scheduled for June 17, 2015 between Messrs. Levin, Clayton and Schutzer and Mr. Shara.

A special Harmony Bank board meeting was held on June 15, 2015. At the meeting, a representative of Raymond James reviewed with the board the trading values of bank holding companies and banks, both nationally and locally, and recent mergers and acquisitions involving bank holding companies and banks in New Jersey and New York. The representative of Raymond James also provided a summary of Lakeland, its management and its share price. The Raymond James presentation also covered pricing in general for acquisitions in New Jersey or nationally of community banks such as Harmony Bank with assets of up to $1 billion. The representative of Raymond James, who was a long-time advisor to Harmony Bank, also disclosed that Raymond James, through the representative, had advised Lakeland in its acquisition of Somerset Hills in 2013.

On June 17, 2015, Messrs. Levin, Clayton and Schutzer met with Mr. Shara. In the meeting, the two sides shared their respective business strategies and synergies which could result from a combination between the two banks, including the opening by Lakeland in 2015 of a loan production office serving Middlesex and Monmouth counties in New Jersey. Harmony Bank’s branch offices are located in Ocean County, New Jersey, which is contiguous to Monmouth County. Neither side engaged in any discussion of price. In addition, Mr. Shara discussed his extensive background with mergers and acquisitions and the Lakeland board of directors’ comfort level with acquisitions. Each side indicated that its respective institution was interested in moving forward to explore a possible transaction.

At a June 24, 2015 Harmony Bank board meeting, Messrs. Levin and Schutzer provided the board with a summary of the meeting with Mr. Shara. Representatives of Raymond James advised the board that in a discussion with Mr. Shara following the June 17, 2015 meeting, Mr. Shara indicated that Lakeland remained very interested in pursuing a transaction with Harmony Bank and was working to determine a range of reasonable prices.

On July 21, 2015, Lakeland, through Raymond James, executed a confidentiality agreement with Harmony Bank and shortly thereafter, Harmony Bank provided Lakeland with certain financial information.

At a Harmony Bank board meeting held on July 22, 2015, Mr. Schutzer advised the board that Mr. Shara apologized for an expected delay by Lakeland in its pursuit of a possible transaction caused by another transaction that Lakeland was working on. Mr. Schutzer also indicated that Mr. Shara had consulted with Lakeland’s regulators about the possibility of Lakeland engaging in either simultaneous or back-to-back acquisitions.

At the July 22, 2015 Harmony Bank board meeting, Mr. Levin advised the board that he was contacted by the attorney for a financial institution that we refer to as Bank C about a meeting to discuss a potential merger. The board and representatives of Raymond James indicated that there should be no issues with such a meeting as it would be very preliminary. Mr. Schutzer also advised the board that he recently had lunch with the chief executive officer of a financial institution that we refer to as Bank D, who had expressed interest in Harmony Bank in the past. While this chief executive officer reiterated his interest in Harmony Bank at the lunch meeting, Bank D had no further contact with Mr. Schutzer or Harmony Bank subsequent to such lunch meeting.

Messrs. Shara and Schutzer discussed potential cost savings, one- time merger costs, the timing of a transaction and next steps at a meeting on July 23, 2015.

At an August 12, 2015 Harmony Bank board meeting, representatives of Raymond James advised the board that Lakeland was still very interested in pursuing Harmony Bank and could focus on Harmony Bank now that Lakeland had announced its acquisition of Pascack Bancorp Inc., another New Jersey-based bank holding company. Representatives of Raymond James discussed the pricing and other details of the Pascack transaction and advised the board that Lakeland’s initial view was that the pricing for Harmony Bank would be similar. A discussion ensued on valuations of community banks with less than $1 billion in assets being generally in the 1.3x to 1.4x book value range while banks with over $1 billion in assets commanded a higher multiple. Following some further discussion, representatives of Raymond James were instructed to seek a higher multiple of book value from Lakeland based on the attractiveness of the Lakewood, NJ market area in which Harmony Bank had a strong franchise and the cost savings to be generated from an acquisition. Mr. Levin also advised the board that Bank C’s initial indication of interest was for 1.25 to 1.3 times book value. Based on Bank C’s stock, lack of liquidity and dividend rate, the board unanimously agreed that further discussions with Bank C were not warranted at this time.

At a special executive session of the Harmony Bank board held on August 18, 2015, representatives of Raymond James provided the board with an analysis of Lakeland and a market perspective. A discussion ensued about negotiations with Lakeland and pricing. Mr. Schutzer expressed concern about Harmony Bank’s future growth and concentration in the Lakewood market area. After further discussion, the board unanimously agreed that a price of 1.3x book value was inadequate and representatives of Raymond James should seek a higher price from Lakeland.

A Harmony Bank board meeting was held on September 9, 2015, at which representatives of Raymond James provided an update on Lakeland’s interest in an acquisition.

A meeting was held on September 23, 2015, with the following individuals attending: Mr. Shara, Mr. Schutzer, Joseph F. Hurley, Lakeland’s Executive Vice President and Chief Financial Officer, and a representative from Raymond James. The parties discussed the one-time costs and potential cost savings of a transaction. No specific price was discussed.

On October 23, 2015, Mr. Shara informed Mr. Schutzer and Mr. Levine that Lakeland was still interested in exploring a possible transaction with Harmony Bank, but was unable to do so at that time as Lakeland was focused on its then-pending, and previously announced, acquisition of Pascack Bancorp, Inc. and Pascack Community Bank.

At a Harmony Bank board meeting held on December 15, 2015, representatives of Raymond James provided an analysis of Lakeland and Harmony Bank, which included economic and trading markets, the current mergers and acquisitions environment and pro forma analysis of various price points. Discussion ensued about the value of Lakeland and the future prospects of Harmony Bank as an independent bank. Representatives of Day Pitney LLP, counsel for Harmony Bank, advised the board that they were not under any obligation to sell Harmony Bank regardless of the implied price. Following further discussion, the board determined to continue negotiations with Lakeland to achieve an exchange ratio of 1.25x or more with the understanding that the board could still decide to remain independent.

The next substantive contact between the parties occurred on January 13, 2016, after the January 7, 2016 closing of Lakeland’s acquisition of Pascack Bancorp, Inc. and Pascack Community Bank. At a Harmony Bank board meeting, representatives of Raymond James provided an update on the discussions with Lakeland. Prior to the meeting, representatives of Raymond James had discussed a fixed exchange ratio with Mr. Shara, who indicated that he would need to discuss that issue with Lakeland’s board. At that time, Mr. Shara was advised by representatives of Raymond James that the Harmony Bank board did not believe that an implied price that reflected a multiple of 1.35 – 1.40x book value was indicative of the value of Harmony Bank. Representatives of Raymond James noted that based on Lakeland’s current stock price, an exchange ratio of 1.25x would result in a multiple of less than 1.4x book value.

On January 20, 2016, the boards of directors of Lakeland and Lakeland Bank authorized management to continue negotiations with representatives of Harmony Bank for Lakeland’s acquisition of Harmony Bank.

On or about January 21, 2016, representatives of each of Sandler O’Neill, Lakeland’s investment banker, and Raymond James, Harmony Bank’s investment banker, after consultation with representatives of Lakeland and Harmony Bank, respectively, discussed a possible exchange ratio of 1.25 shares of Lakeland common stock for each share of Harmony Bank common stock outstanding

At a Harmony Bank board meeting held on January 21, 2016, representatives of Raymond James provided an update on the status of the discussions with Lakeland. The board was advised that Lakeland was prepared to proceed with a fixed exchange ratio of 1.25x. Lakeland was prepared to move quickly with the transaction and if the Harmony Bank board was amenable to the 1.25x exchange ratio, Lakeland would submit a request for due diligence and a draft merger agreement over the next few weeks. Representatives of Raymond James were advised that if the transaction could move promptly, Lakeland would proceed without a cap on the exchange ratio if the price of Lakeland stock went up. Discussions ensued about the recent decline in Lakeland’s stock price, which representatives of Raymond James attributed to the overall situation in the equity markets, especially for bank holding companies, and not to any factor specific to Lakeland. Following further discussions, the board determined to proceed with further negotiations at a 1.25x exchange ratio. Representatives of Day Pitney discussed the next steps with respect to due diligence, negotiating a merger agreement and a board vote on the merger.

Between January 21, 2016 and January 27, 2016, Lakeland and Harmony Bank exchanged due diligence request lists and started populating the electronic data rooms with the requested information. Lakeland also performed on-site due diligence and conducted management interviews over the weekend of January 30-31, 2016.

At a January 27, 2016 board meeting, Mr. Schutzer and representatives of Raymond James provided an update on the discussions with Lakeland. Representatives of Day Pitney advised the board that they expected a draft merger agreement from Lakeland’s counsel early the following week.

Between January 30, 2016 and February 11, 2016, Lakeland continued to conduct a due diligence examination of Harmony Bank, and Harmony Bank conducted due diligence on Lakeland, including an extensive review of documents. On February 4, 2016, Day Pitney provided the Harmony Bank directors with written advice regarding the fiduciary duties of the board in entering into a stock for stock merger transaction. On February 11, 2016, representatives of Harmony Bank interviewed senior management of Lakeland.

On the evening of February 4, 2016, Lowenstein Sandler LLP, Lakeland’s counsel, circulated an initial draft of the merger agreement. Between February 5, 2016 and February 17, 2016, Day Pitney, Harmony Bank’s counsel, and Lowenstein Sandler, Lakeland’s counsel, negotiated the terms of the merger agreement, including, without limitation, the treatment of outstanding Harmony Bank stock options, the circumstances when a termination fee would be paid to Lakeland and the amount of such fee, the redemption of Harmony Bank’s outstanding preferred stock, the extent to which Lakeland would be able to condition its obligations in the event that Harmony Bank shareholders exercised dissenters’ rights, the ability of Harmony Bank to commence paying dividends on its common stock and the scope of certain representations and covenants.

On February 15, 2016, representatives of Day Pitney distributed a written summary of the terms of the merger agreement to the directors of Harmony Bank. Lakeland, as part of the negotiations, requested that all of the directors and executive officers of Harmony Bank enter into voting agreements with Lakeland, in which such persons, among other things, agreed to vote in favor of the transaction. On February 15, 2016, representatives of

Day Pitney distributed a written summary of the voting agreement to the directors and executive officers of Harmony Bank.

At a meeting of the Harmony Bank board held on the morning of February 17, 2016, representatives of Day Pitney went over in detail the fiduciary obligations of Harmony Bank’s board to its shareholders. Representatives of Day Pitney also discussed the terms of the merger agreement and provided an update on the status of the negotiations on the merger agreement. Representatives of Raymond James provided an update on the due diligence performed on Lakeland, which included management interviews and discussions of Lakeland’s fourth quarter results, outlook for 2016 and mergers and acquisitions strategy. Mr. Schutzer notified the board that settlement agreements with Harmony Bank’s senior executive officers were finalized in the evening of February 16, 2016 pursuant to which Harmony Bank’s senior executive officers would terminate their existing change in control agreements in exchange for cash and other consideration from Lakeland. Representatives of Raymond James then provided a formal presentation to the board about the merger consideration without providing a formal opinion on the fairness of the consideration. A discussion ensued among the directors, with each director providing his perspective on the positives and negatives of the merger with Lakeland. This included the value of the fixed exchange ratio, the current volatility of equity markets, Lakeland as a merger partner, the major challenges for Harmony Bank as an independent bank, the benefits to customers from being able to provide a greater array of banking products and a higher lending limit, and the benefits to shareholders in terms of dividends and liquidity. Following this extensive discussion, the board approved the merger with Lakeland at 1.25x exchange ratio. One Harmony Bank director voted against the merger and the merger agreement and declined to sign the voting agreement. Day Pitney was instructed to finalize the merger agreement and to negotiate a resolution to the remaining open items. At this time, Raymond James provided its oral and written opinion to the board as to the fairness of the merger consideration from a financial point of view.

Also on February 17, 2016, the boards of directors of Lakeland and Lakeland Bank met and approved the definitive merger agreement. The Lakeland board received reports from members of management regarding the due diligence performed by Lakeland’s management team and a report from Lowenstein Sandler regarding the material terms of the transaction documents, the negotiations among the parties and the fiduciary duties of Lakeland board members. Sandler O’Neill discussed the financial aspects of the proposed merger with the Lakeland board. The Lakeland and Lakeland Bank boards then discussed the proposed transaction and voted unanimously to approve the transaction with Harmony Bank.

For the balance of February 17, 2016, Day Pitney and Lowenstein Sandler worked to finalize the merger agreement. The definitive merger agreement and the voting agreements were signed in the evening of February 17, 2016.

On February 18, 2015, a joint press release announcing the execution of the definitive merger agreement was disseminated by the parties prior to the opening of the financial markets.

Harmony Bank’s Reasons for the Merger

In the course of its deliberations on the proposed transaction with Lakeland, the Harmony Bank board consulted with its legal counsel with respect to its legal duties and the terms of the merger agreement. The Harmony Bank board consulted with its financial advisor with respect to the financial aspects of the transaction and the fairness of the consideration to be received by holders of Harmony Bank common stock from a financial point of view, and with senior management regarding, among other things, operational matters.

The following discussion of the information and factors considered by the Harmony Bank board is not intended to be exhaustive; it does, however, include all material factors considered by the board.

In reaching its decision to approve the merger agreement, the Harmony Bank board considered the following:

•	The current regulatory environment and its effect on smaller community banks like Harmony Bank. Expanding regulatory requirements have made it increasingly difficult for smaller banks to manage their expenses and enhance their profitability. The Harmony Bank board believed the shareholders would be better served by converting their stock into ownership in a larger institution which could spread these compliance and operating costs over a larger base of earning assets;

•	The difficulty in growing organically while continuing to maintain Harmony Bank’s asset quality in the current economic environment, and the need to raise additional capital in order to support organic growth while continuing to comply with regulatory capital requirements;

•	The lack of opportunity and potential risk involved for a company the size of Harmony Bank to grow through acquisitions. The board also believes that a larger institution with a more liquid trading market for its stock, like Lakeland, would have a better opportunity to grow through acquisitions;

•	The terms of the merger agreement, including the financial terms and the fact that the merger consideration would be paid in Lakeland common stock, thereby making the transaction, in general, a tax free exchange for Harmony Bank shareholders;

•	The enhanced liquidity that would be available to Harmony Bank shareholders through ownership of Lakeland stock, as well as the payment of cash dividends and the opportunity for stock dividends represented by the Lakeland common stock;

•	The similar culture of customer service and the focus on small to medium sized businesses and retail customers shared by Lakeland and Harmony Bank, and the fact that Harmony Bank’s customers would benefit from the more diverse products and services, higher lending limit and larger branch network offered by the combined entity;

•	The financial condition, operating results and prospects of Lakeland;

•	A review of comparable transactions, including a comparison of the price being paid in the merger with the prices paid in other comparable financial institution mergers, expressed as, among other things, multiples of book value and earnings;

•	Management’s view based on, among other things, the opinion of Raymond James described below, that the exchange ratio paid is fair to Harmony Bank’s shareholders from a financial point of view; and

•	The ability of Harmony Bank to “walkaway” in the event Lakeland common stock, for the 20 consecutive trading days ending on the first day on which all regulatory approvals have been received, has declined 20% from the price at the merger announcement and there is a 20% decline in the price of Lakeland common stock in excess of a decline in the Nasdaq Bank Index during the same time period.

All business combinations, including the merger, also include certain risks and disadvantages. The material potential risks and disadvantages to Harmony Bank’s shareholders identified by Harmony Bank’s board and management include the following material matters, the order of which does not necessarily reflect their relative significance:

•	there can be no assurance that the combined company will attain the type of revenue enhancements and cost savings necessary to cause the trading markets to consider the transaction a success, increasing the value of the Lakeland stock received by the shareholders of Harmony Bank;

•	since the exchange ratio is fixed, Harmony Bank shareholders will receive less value if the Lakeland common stock price declines prior to the closing;

•	the fact that the termination fee provided for in the merger agreement and certain other provisions of the merger agreement might discourage third parties from seeking to acquire Harmony Bank, in light of the fact that Lakeland was unwilling to enter into the merger agreement absent such provisions;

•	the merger is subject to the receipt of consents and approvals from government entities that may not be received, or may impose burdensome conditions;

•	the market price of Lakeland common stock after the merger may be affected by factors different from those currently affecting the shares of Lakeland or Harmony Bank common stock;

•	if the merger is not completed, Harmony Bank will have incurred substantial expenses without realizing the expected benefits of the merger;

•	Lakeland and Harmony Bank will be subject to business uncertainties and contractual restrictions while the merger is pending;

•	the merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the value of Harmony Bank’s common stock to decline;

•	Harmony Bank’s directors and executive officers have interests in the merger that differ from the interests of Harmony Bank’s shareholders; and

•	The opinion from Harmony Bank’s financial advisor does not reflect any changes in circumstances that may have occurred since the signing of the merger agreement.

In reaching the determination to approve the merger agreement and the related transactions, the Harmony Bank board of directors did not quantify or otherwise attempt to assign any relative weight to the various factors it considered, and individual directors may have viewed certain factors more positively or negatively than others. In addition, as in any business combination, there can be no assurances that the benefits of the merger perceived by the Harmony Bank board of directors and described above will be realized or will outweigh the risks and uncertainties.

Recommendation of the Harmony Bank Board of Directors

The Harmony Bank board of directors has approved the merger and the merger agreement, and believes that the proposed merger is in the best interests of Harmony Bank and its shareholders. Accordingly, the Harmony Bank board of directors recommends that Harmony Bank shareholders vote “FOR” approval of the merger agreement and the merger.

One member of Harmony Bank’s 13 member board of directors voted against the merger and the merger agreement.

Opinion of Raymond James & Associates, Inc.

Harmony Bank retained Raymond James as financial advisor on February 10, 2016. Pursuant to that engagement, the Harmony Bank board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Harmony Bank’s outstanding common stock of the merger consideration to be received by such holders pursuant to the merger agreement.

At the February 17, 2016 meeting of the Harmony Bank board of directors, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the board dated February 17, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of Harmony Bank’s outstanding common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex B to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion.

Raymond James provided its opinion for the information of the Harmony Bank board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of Harmony Bank common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the board or to any holder of Harmony Bank common stock as to how the board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James did not express any opinion as to the likely trading range of Lakeland Bancorp common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Lakeland Bancorp at that time. For purposes of its opinion, and with the consent of the Harmony Bank board of directors, Raymond James assumed that the merger consideration to be received by the holders of Harmony Bank common stock would be equal to $12.64 per share of Harmony Bank common stock based on the exchange ratio of 1.25x shares of Lakeland Bancorp common stock per share of Harmony Bank common stock and the February 16, 2016 closing price of Lakeland Bancorp common stock of $10.11.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed a draft, dated February 16, 2016, of the merger agreement by and among Lakeland, Lakeland Bank and Harmony Bank;

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of Harmony Bank made available to Raymond James by Harmony Bank, including, but not limited to, financial projections prepared by the management of Harmony Bank relating to Harmony Bank for the periods ending December 31, 2016 – 2020, as approved for Raymond James’s use by Harmony Bank (the “Projections”);

•	reviewed Harmony Bank’s and Lakeland Bancorp’s recent public filings and certain other publicly available information regarding Harmony Bank and Lakeland Bancorp;

•	reviewed financial, operating and other information regarding Harmony Bank and the industry in which it operates;

•	reviewed the financial and operating performance of Harmony Bank and those of other selected banks that Raymond James deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for Harmony Bank’s and Lakeland Bancorp’s common shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•	discussed with members of the senior management of Harmony Bank certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With Harmony Bank’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Harmony Bank, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. In addition, Raymond James did not review any individual credit files, nor did it make an independent evaluation of appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Harmony Bank or Lakeland Bancorp or any of their respective subsidiaries and Raymond James was not furnished with any such evaluations or appraisals. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Harmony Bank’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Harmony Bank. Raymond James was authorized by Harmony Bank to rely upon such forecasts, and other information and data, including the Projections, and Raymond James expressed no view as to such forecasts or other information or data, or the bases or assumptions on which they were prepared. Raymond James assumed that each party to the merger agreement would advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James assumed that the final form of the merger agreement would conform to the draft received by it in all respects material to its analyses, and that the merger would be consummated in accordance with the terms of the merger agreement in all material respects without waiver, modification or amendment of any of the conditions thereto and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the merger, no delays, limitations, restrictions or conditions would be imposed that would have an adverse effect on Harmony Bank, Lakeland or Lakeland Bank or the contemplated benefits of the merger. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party would perform in all respects material to our analysis all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or Harmony Bank that would be material to its analysis or opinion.

Raymond James relied upon, without independent verification, the assessment of Harmony Bank’s management and Harmony Bank’s legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Harmony Bank common stock. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of Harmony Bank’s board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Harmony Bank, on the fact that Harmony Bank was assisted by legal, accounting and tax advisors, and, with the consent of Harmony Bank relied upon and assumed the accuracy and completeness of the assessments by Harmony Bank and its advisors, as to all legal, accounting and tax matters with respect to Harmony Bank and the merger.

In formulating its opinion, Raymond James considered only the merger consideration to be received by the holders of Harmony Bank common stock, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Harmony Bank, or such class of persons, in connection with the merger whether relative to the merger consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Harmony Bank, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of Harmony Bank’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Harmony Bank’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Harmony Bank or Lakeland Bancorp or the ability of Harmony Bank or Lakeland Bancorp to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Harmony Bank board of directors at its meeting on February 17, 2016, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Harmony Bank, Lakeland Bancorp or the contemplated merger.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of twenty two publicly-traded Mid-Atlantic headquartered banks (defined as those banks headquartered in Delaware, District of Columbia, Maryland, New Jersey, New York, and Pennsylvania), with total assets between $100 million and $500 million, with non-performing assets / assets less than 3%, for which financial information as of December 31, 2015 was publicly available, and with 52 week trading volumes greater than zero, that it deemed relevant, including:

•	Jonestown Bank and Trust Co.

•	1st Colonial Bancorp

•	CBT Financial Corp.

•	Greater Hudson Bank

•	Kinderhook Bank Corp.

•	Commercial National Financial

•	Capital Bank of New Jersey

•	Woodlands Financial Services Co.

•	West Milton Bancorp Inc.

•	York Traditions Bank

•	Frederick County Bancorp

•	Farmers and Merchants Bank

•	Neffs Bancorp Inc.

•	Highlands Bancorp Inc.

•	Peoples Ltd.

•	VSB Bancorp Inc.

•	New Windsor Bancorp Inc.

•	Delhi Bank Corp.

•	Shore Community Bank

•	First Resource Bank

•	Apollo Bancorp Inc.

•	Carroll Bancorp Inc.

Raymond James calculated various financial multiples for each company, including (i) price per share compared to tangible book value, referred to as “TBV,” per share as of December 31, 2015 (“Q4 2015”) and (ii) price per share compared to earnings per share for the most recent actual twelve months results ended December 31, 2015, referred to as “2015 EPS.” Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for Harmony Bank implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Price / Q4 2015 TBV	Price / 2015 EPS
Mean	99%	14.3x
Median	93%	11.5x
25th Percentile	81%	9.7x
75th Percentile	112%	14.3x

Merger Consideration	125%	20.4x

Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples for each of the metrics to corresponding financial data for Harmony Bank and determined the implied equity price per share of Harmony Bank common stock and then compared those implied equity values per share to the merger consideration, which was assumed to have a value of $12.64 per share based on the exchange ratio of 1.25x shares of Lakeland Bancorp common stock per share of Harmony Bank common stock and the February 16, 2016 closing price of Lakeland Bancorp common stock of $10.11. The results of this are summarized below:

	Price / Q4 2015 TBV	Price / 2015 EPS
Mean	$10.03	$8.84
Median	$9.40	$7.12
25th Percentile	$8.13	$6.02
75th Percentile	$11.25	$8.88

Merger Consideration	$12.64	$12.64

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected whole-bank transactions with all or partial stock consideration, target total assets between $100 million and $500 million, disclosed transaction metrics, and where the target had non-performing assets / assets of less than 3% as of the most recently reported period (“MRQ”), both nationwide, and in the Mid-Atlantic for the period between January 1, 2015 to February 16, 2016 and January 1, 2014 to February 16, 2016. The selected transactions used in the analysis, and the respective announce dates, included:

Nationwide:

•	Acquisition of Country Bank by State Bank Corp (02/16/16)

•	Acquisition of Kosciusko Financial Inc. by Horizon Bancorp (02/05/16)

•	Acquisition of Milton Bancorp Inc. by Ohio Valley Banc Corp. (01/07/16)

•	Acquisition of Congaree Bancshares Inc. by Carolina Financial Corp. (01/06/16)

•	Acquisition of Coast Bancorp by Sierra Bancorp (01/04/16)

•	Acquisition of Floridian Financial Group Inc by Seacoast Banking Corp. of FL (11/03/15)

•	Acquisition of KeyWorth Bank by Renasant Corp. (10/20/15)

•	Acquisition of BlueRidge Bank by Revere Bank (10/19/15)

•	Acquisition of Orange County Business Bank by HomeStreet Inc. (09/28/15)

•	Acquisition of Hopewell Valley Community Bank by Northfield Bancorp Inc. (08/26/15)

•	Acquisition of Pascack Bancorp Inc. by Lakeland Bancorp (08/04/15)

•	Acquisition of Bank of Santa Barbara by American Riviera Bank (07/15/15)

•	Acquisition of Reunion Bank of Florida by National Commerce Corp. (07/07/15)

•	Acquisition of First National Bk of Frederick by Citizens Financial Services (06/30/15)

•	Acquisition of First Commercial Bcshs Inc. by Southwest Bancorp Inc. (05/27/15)

•	Acquisition of Keystone Bancshares Inc. by River Financial Corp. (05/13/15)

•	Acquisition of NUVO B&TC by Merchants Bancshares Inc. (04/27/15)

•	Acquisition of Focus Business Bank by Heritage Commerce Corp (04/23/15)

•	Acquisition of PBSC Financial Corp. by Carolina Alliance Bank (03/24/15)

•	Acquisition of IBT Bancorp Inc. by Veritex Holdings Inc. (03/09/15)

•	Acquisition of Alliance Bancorp of Penn by WSFS Financial Corp. (03/03/15)

•	Acquisition of Colonial American Bank by OceanFirst Financial Corp. (02/25/15)

•	Acquisition of Peoples Bancorp Inc by Horizon Bancorp (02/19/15)

•	Acquisition of MoneyTree Corp. by United Community Banks Inc. (01/27/15)

Mid-Atlantic:

•	Acquisition of BlueRidge Bank by Revere Bank (10/19/15)

•	Acquisition of Hopewell Valley Community Bank by Northfield Bancorp Inc. (08/26/15)

•	Acquisition of Pascack Bancorp Inc. by Lakeland Bancorp (08/04/15)

•	Acquisition of First National Bk of Frederick by Citizens Financial Services (06/30/15)

•	Acquisition of Alliance Bancorp of Penn by WSFS Financial Corp. (03/03/15)

•	Acquisition of Colonial American Bank by OceanFirst Financial Corp. (02/25/15)

•	Acquisition of Phoenix Bancorp Inc. by Mid Penn Bancorp Inc. (08/27/14)

•	Acquisition of FedFirst Financial Corp. by CB Financial Services Inc. (04/14/14)

•	Acquisition of OBA Financial Services Inc by F.N.B. Corp. (04/08/14)

•	Acquisition of Riverside Bank by Salisbury Bancorp Inc. (03/19/14)

Raymond James examined valuation multiples of transaction value compared to the target companies’ MRQ tangible book value, earnings over the most recently reported twelve months (“LTM”), trading value one day prior to announcement, trading value thirty days prior to announcement, and MRQ core deposits, where such information was publicly available. Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Harmony Bank implied by the merger consideration. Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples to Harmony Bank’s MRQ tangible book value, 2015 earnings, trading value one day prior to announcement, trading value thirty days prior to announcement, and MRQ core deposits to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration, which was assumed to have a value of $12.64 per share based on the exchange ratio of 1.25x shares of Lakeland Bancorp common stock per share of Harmony Bank common stock and the February 16, 2016 closing price of Lakeland Bancorp common stock of $10.11. The results of the selected transactions analysis are summarized below:

Nationwide:

	Transaction Value / MRQ TBV	Implied Equity Price Per Share
Mean	137%	$13.85
Median	136%	$13.75
25th Percentile	122%	$12.28
75th Percentile	144%	$14.54

Merger Consideration	125%	$12.64

	Transaction Value / LTM EPS	Implied Equity Price Per Share
Mean	23.1x	$14.30
Median	21.1x	$13.05
25th Percentile	16.6x	$10.28
75th Percentile	29.4x	$18.20

Merger Consideration	20.4x	$12.64

	Transaction Value Premium / One Day Prior Trading Value	Implied Equity Price Per Share
Mean	46.3%	$13.90
Median	36.1%	$12.93
25th Percentile	30.0%	$12.35
75th Percentile	61.0%	$15.29

Merger Consideration	33.0%	$12.64

	Transaction Value Premium / Thirty Day Prior Trading Value	Implied Equity Price Per Share
Mean	47.8%	$13.75
Median	36.1%	$12.66
25th Percentile	31.2%	$12.20
75th Percentile	63.1%	$15.16

Merger Consideration	35.9%	$12.64

	Tangible Book Premium / Core Deposits	Implied Equity Price Per Share
Mean	5.6%	$15.88
Median	5.5%	$15.71
25th Percentile	3.9%	$14.09
75th Percentile	7.7%	$18.04

Merger Consideration	2.5%	$12.64

Mid-Atlantic:

	Transaction Value / MRQ TBV	Implied Equity Price Per Share
Mean	125%	$12.63
Median	126%	$12.65
25th Percentile	109%	$11.04
75th Percentile	138%	$13.88

Merger Consideration	125%	$12.64

	Transaction Value / LTM EPS	Implied Equity Price Per Share
Mean	26.1x	$16.15
Median	25.2x	$15.62
25th Percentile	18.8x	$11.63
75th Percentile	35.5x	$22.00

Merger Consideration	20.4x	$12.64

	Transaction Value Premium / One Day Prior Trading Value	Implied Equity Price Per Share
Mean	45.0%	$13.78
Median	38.2%	$13.13
25th Percentile	24.3%	$11.81
75th Percentile	66.8%	$15.84

Merger Consideration	33.0%	$12.64

	Transaction Value Premium / Thirty Day Prior Trading Value	Implied Equity Price Per Share
Mean	43.6%	$13.35
Median	38.6%	$12.89
25th Percentile	21.9%	$11.34
75th Percentile	66.8%	$15.51

Merger Consideration	35.9%	$12.64

	Tangible Book Premium / Core Deposits	Implied Equity Price Per Share
Mean	4.3%	$14.51
Median	3.1%	$13.25
25th Percentile	2.1%	$12.29
75th Percentile	6.2%	$16.53

Merger Consideration	2.5%	$12.64

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of Harmony Bank’s projected free cash flows through December 31, 2020 on a standalone basis. Raymond James used tangible common equity in excess of a target ratio of 8.0% for free cash flow.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2020 as the final year for the analysis and applied multiples, ranging from 10.0x to 14.0x, to calendar year 2020 net income in order to derive a range of terminal values for Harmony Bank in 2020.

The projected free cash flows and terminal values were discounted using rates ranging from 15.5% to 17.5%. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per Harmony Bank share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the merger consideration, which was assumed to have a value of $12.64 per share based on the exchange ratio of 1.25x shares of Lakeland Bancorp common stock per share of Harmony Bank common stock and the February 16, 2016 closing price of Lakeland Bancorp common stock of $10.11. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share
Minimum	$5.13
Maximum	$8.45

Merger Consideration	$12.64

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Harmony Bank.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Harmony Bank. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Harmony Bank board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Harmony Bank common stock of the merger consideration to be received by such holders in connection with the proposed merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Harmony Bank board in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Harmony Bank board of directors’ or Harmony Bank management’s views with respect to Harmony Bank, Lakeland Bancorp or the merger. Raymond James provided advice to Harmony Bank with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the board or that any specific merger consideration constituted the only appropriate consideration for the merger.

The Raymond James opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of February 17, 2016, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Harmony Bank since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from Harmony Bank (other than any amounts that were paid to Raymond James under the engagement letter described in this proxy statement pursuant to which Raymond James was retained as a financial advisor to the Company to assist in reviewing strategic alternatives). Raymond James and its affiliates have in the past provided investment banking, certain brokerage and other financial services, and are currently providing certain brokerage and other financial services to Lakeland Bancorp for which Raymond James or its affiliates have received, or would expect to receive, compensation.

For its services as financial advisor to Harmony Bank in connection with the proposed merger, Raymond James will receive a transaction fee equal to 1.5% of the implied value of the proposed merger, a substantial portion of which is contingent upon completion of the merger. Upon the rendering of its opinion, Raymond James became entitled to a fee of $150,000, and upon the signing of the merger agreement, Raymond James became entitled to a fee of $50,000, each of which is creditable against the transaction fee and which was not contingent upon the completion of the proposed merger or the conclusion reached in the opinion. Harmony Bank also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, up to $5,000 in the aggregate, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Harmony Bank and Lakeland Bancorp for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Harmony Bank and/or Lakeland Bancorp or other participants in the merger in the future, for which Raymond James may receive compensation.

Lakeland’s Reasons for the Merger

The boards of directors and management of Lakeland and Lakeland Bank believe that both Harmony Bank and Lakeland Bank share a focus on community banking. In addition, the acquisition will enable Lakeland to expand into Ocean County in New Jersey. Lakeland believes the merger is consistent with its recent initiatives to expand into desirable markets and will leverage its loan production office initiated in 2015 covering neighboring Middlesex and Monmouth Counties. In evaluating acquisition opportunities, Lakeland generally considers potential revenue enhancements and operating efficiencies, asset quality and interest rate risk.

Approval by the Lakeland Board of Directors

The Lakeland board of directors has approved the merger and the merger agreement, and believes that the proposed merger is in the best interests of Lakeland and its shareholders. Approval by the shareholders of Lakeland is not required by applicable law or by Lakeland’s certificate of incorporation, and is not being sought, in connection with the merger.

Terms of the Merger

Effect of the Merger

Upon completion of the merger, the separate legal existence of Harmony Bank will cease. All property, rights, powers, duties, obligations, debts and liabilities of Harmony Bank will automatically be deemed transferred to Lakeland Bank, as the surviving bank in the merger.

What Harmony Bank Shareholders Will Receive in the Merger

Subject to a possible adjustment in the exchange ratio described under “- Termination”, each outstanding share of Harmony Bank common stock at the effective time of the merger, other than any shares of common stock held by Harmony Bank shareholders who have timely and properly exercised their dissenters’ rights in accordance with the New Jersey Banking Act, will be exchanged for 1.25 shares of Lakeland common stock. In this document, we refer to the ratio of 1.25 shares of Lakeland common stock to one share of Harmony Bank common stock as the “exchange ratio.” See “– Rights of Dissenting Shareholders.”

The closing price of Lakeland common stock on May 10, 2016, the last practicable date prior to the date this proxy statement and prospectus was mailed to you, was $11.16.

If there is a stock split, stock dividend or similar transaction affecting Lakeland common stock prior to the closing, appropriate changes will be made to the exchange ratio. Certain shares of Harmony Bank common stock held by Harmony Bank or by Lakeland or its subsidiaries will be canceled in the merger and will not be converted into Lakeland common stock.

You will not receive any fractional shares of Lakeland common stock. Instead, you will receive, without interest, cash equal to the fractional share interest you otherwise would have received, multiplied by the average (rounded to four decimal places) of the daily closing sales prices of Lakeland common stock as reported on the Nasdaq Global Select Market for the 20 consecutive trading days ending on the first date that all bank regulatory approvals have been received. All shares of Harmony Bank common stock held by a Harmony Bank shareholder immediately prior to the effective time will be aggregated before determining the need to pay cash in lieu of fractional shares to such holder.

The price of Lakeland common stock at the time the merger takes effect may be higher or lower than the price: (1) when the merger agreement was signed; (2) when this proxy statement and prospectus was mailed; (3) when the Harmony Bank shareholders meet to vote on the merger; or (4) when Harmony Bank shareholders receive Lakeland stock certificates from the Exchange Agent following the merger. We urge you to obtain current market quotations for the Lakeland common stock and Harmony Bank common stock.

Exchange of Shares

Harmony Bank shareholders should not send their stock certificates with their proxy card.

After the time the merger takes effect, former Harmony Bank shareholders, other than those shareholders who have timely and effectively perfected their dissenters’ rights, will receive a certificate representing their shares of Lakeland Bancorp common stock. At the time any new stock certificate is issued, former Harmony Bank shareholders will also receive a check for any fractional shares. All shares of Harmony Bank common stock held by a shareholder immediately prior to the effective time of the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder. No interest will be paid with respect to cash paid in lieu of fractional shares.

Stock Options

As of the record date for the Harmony Bank special meeting, various directors, officers and employees of Harmony Bank held options (referred to herein as “old stock options”) to purchase a total of 272,451 shares of Harmony Bank common stock, all granted under Harmony Bank’s equity compensation plans. All such options that are not exercised prior to the effective time will be forfeited or, if the holders execute and deliver prior to the effective time an option cancellation agreement, in form and substance reasonably satisfactory to Lakeland, cancelled in exchange for a payment to be made by Lakeland to any such holder promptly after the later of the effective time and Lakeland’s receipt of the holder’s option cancellation agreement and cancelled old stock option. The payment, referred to as the option cancellation amount, for each old stock option outstanding immediately prior to the effective time will equal the number of shares of Harmony Bank common stock covered by the old stock option multiplied by the amount, if any, by which the product of the closing sale price of Lakeland common stock as reported on the NASDAQ Global Select Market on the date on which the effective time of the merger occurs, multiplied by the exchange ratio, exceeds the exercise price of the old stock option.

Each Harmony Bank stock option outstanding immediately prior to the effective time of the merger will fully vest in advance of the effective time in accordance with the terms of Harmony Bank’s equity compensation plans. The merger will constitute a change in control with respect to those stock options.

Lakeland Common Stock

Each share of Lakeland common stock outstanding immediately prior to completion of the merger will remain outstanding and unchanged by the merger.

Effective Date

The merger will take effect when all conditions to the merger, including obtaining Harmony Bank shareholder approval and all regulatory approvals, have been fulfilled or waived or as soon as practicable thereafter as Lakeland and Harmony Bank mutually select. Neither regulatory approvals nor the required approval of Harmony Bank’s shareholders can be waived. Lakeland and Harmony Bank presently expect to close the merger in the late second quarter or early third quarter of 2016. See “THE MERGER – Conditions to the Merger” at page 51 and “THE MERGER – Regulatory Approvals” at page 56.

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

Harmony Bank

•	Organization of Harmony Bank.

•	Capital structure of Harmony Bank.

•	Due authorization, execution, delivery, performance and enforceability of the merger agreement and interrelationship with other agreements of Harmony Bank.

•	Consents or approvals of regulatory authorities or third parties necessary to complete the merger.

•	Accuracy of reports filed with regulatory authorities.

•	Consistency of audited financial statements with generally accepted accounting principles and unaudited financial statements with applicable rules relating to the filing by Harmony Bank of its call reports with the FDIC.

•	The existence of suitable internal controls.

•	Liabilities incurred since December 31, 2014.

•	Brokers’ fees.

•	Since December 31, 2015, the absence of material adverse changes in Harmony Bank’s business, including the absence of any change in accounting methods, principles or practices (other than as required by a change in generally accepted accounting principles or regulatory accounting principles).

•	Since December 31, 2014, the absence of any change or development which, individually or in the aggregate, has had a material adverse effect on Harmony Bank.

•	Absence of material pending or threatened legal proceedings.

•	Filing of tax returns and payment of taxes.

•	Retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974.

•	Accuracy of information supplied by Harmony Bank for inclusion in the registration statement filed under the Securities Act of 1933 in connection with the issuance of Lakeland common stock in the merger, this proxy statement and prospectus, and all applications filed with regulatory authorities for approval of the merger.

•	Compliance with applicable laws and regulations.

•	Disclosure of material contracts.

•	Absence of regulatory orders.

•	Quality of title to assets and properties.

•	Maintenance of adequate insurance.

•	Absence of material environmental violations, actions or liabilities.

•	Indemnification obligations of Harmony Bank.

•	Validity and binding nature of loans reflected as assets in Harmony Bank’s financial statements.

•	Investment securities, deposits and other borrowings of Harmony Bank.

•	Intellectual property matters.

Lakeland

•	Organization of Lakeland and its subsidiaries.

•	Capital structure of Lakeland.

•	Due authorization, execution, delivery, performance and enforceability of the merger agreement and interrelationship with other agreements of Lakeland and Lakeland Bank.

•	Consents or approvals of regulatory authorities or third parties necessary to complete the merger.

•	Accuracy of reports filed with regulatory authorities.

•	Consistency of financial statements with generally accepted accounting principles and existence of suitable internal controls.

•	Accuracy of reports filed by Lakeland with the SEC.

•	Absence of material adverse changes, since December 31, 2014, in Lakeland’s consolidated business, results of operations or financial condition.

•	Accuracy of information supplied by Lakeland for inclusion in the registration statement filed under the Securities Act of 1933 in connection with the issuance of Lakeland common stock in the merger, this proxy statement and prospectus, and all applications filed with regulatory authorities for approval of the merger.

•	Compliance with applicable laws and regulations.

•	Absence of regulatory orders.

•	Regulatory capital.

Conduct of Business Pending the Merger

In the merger agreement, we each agreed to use commercially reasonable efforts to maintain and preserve intact our respective business organizations, properties, leases, employees and advantageous business relationships.

In addition, Harmony Bank agreed to conduct its business and to engage in transactions only in the ordinary and usual course consistent with past practices and prudent banking practice, except as otherwise required by the merger agreement or consented to by Lakeland. Subject to certain exceptions referred to in the merger agreement, Harmony Bank also agreed in the merger agreement that Harmony Bank will not, without the written consent of Lakeland, except as otherwise specifically provided in the merger agreement:

•	declare or pay any dividends on its capital stock other than regular quarterly cash dividends on Harmony Bank’s outstanding preferred stock issued to the U.S. Department of the Treasury not to exceed the rate provided therefor in Harmony Bank’s certificate of incorporation;

•	except with respect to the redemption of Harmony Bank’s outstanding preferred stock (which was redeemed on April 12, 2016), repurchase, redeem or otherwise acquire any of its capital stock;

•	issue any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, except for the issuance of up to a total of 313,382 shares of Harmony Bank common stock upon the exercise of stock options outstanding on the date of the merger agreement;

•	amend its certificate of incorporation or by-laws;

•	make any capital expenditures in excess of $50,000 in the aggregate;

•	enter into any new line of business or offer any new products or services;

•	acquire any business or any assets outside of the ordinary course of business;

•	take any action that is intended or may reasonably be expected to result in any of the conditions to closing the merger set forth in the merger agreement not being satisfied or not being satisfied prior to February 17, 2017;

•	change its methods of accounting in effect at December 31, 2014, except as required by changes in generally accepted accounting principles or regulatory accounting principles as concurred with in writing by Harmony Bank’s independent auditors;

•	adopt, amend, or terminate any employee benefit plan;

•	increase the compensation or fringe benefits of any director, officer or employee, pay any benefit not required by any plan or agreement, pay any bonus (other than specified notices) or grant any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares;

•	other than in the ordinary course of business consistent with past practice or in connection with the redemption of its outstanding preferred stock, dispose of its material assets, properties or other rights or agreements;

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money;

•	file any application to relocate or terminate the operations of any of its banking offices;

•	create, renew, amend or terminate any material contract;

•	other than in the ordinary course of business consistent with past practices, in individual amounts not to exceed $200,000, and other than investments for Harmony Bank’s securities portfolio, make any investment;

•	make any investment in any debt security, including mortgage-backed and mortgage related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than five years, or mortgage-backed or mortgage related securities that would not be considered “high risk” securities and which are purchased in the ordinary course of business consistent with past practice;

•	settle any claim in excess of $50,000 or involving any material restrictions on Harmony Bank’s operations;

•	except in the ordinary course of business consistent with past practices and in amounts less than $250,000, waive or release any material right;

•	make loans that fall outside of parameters set forth in the merger agreement;

•	make any investment or commitment to invest in real estate or in any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

•	except pursuant to commitments existing on the date of the merger agreement and disclosed to Lakeland, make any construction loans outside the ordinary course of business consistent with past practices, make any real estate loans secured by undeveloped land or make any real estate loans secured by land located outside the States of New Jersey and New York;

•	establish any new branch or other office facilities other than those for which all regulatory approvals have been obtained, and with respect to any new branch or other office facility for which regulatory approval has been received, make any capital expenditures that in the aggregate would exceed $50,000;

•	elect to the board of directors any person who is not a current member of Harmony Bank’s board;

•	change any method of tax accounting, make or change any tax election, file any amended tax return, settle any tax liability or surrender any right to claim a tax refund;

•	take any other action outside of the ordinary course of business; or

•	agree to do any of the foregoing.

Harmony Bank also agreed in the merger agreement, among other things:

•	to submit the proposed merger to its shareholders for approval at a shareholders’ meeting to be held as soon as is reasonably practicable after the date on which the registration statement, of which this proxy statement and prospectus is a part, is declared effective by the SEC;

•	through the Harmony Bank board of directors, subject to applicable fiduciary obligations, to recommend that Harmony Bank’s shareholders approve the merger agreement;

•	to cooperate with Lakeland to conform certain policies and procedures to the policies and procedures followed by Lakeland; and

•	to provide Lakeland with any information about Harmony Bank reasonably requested by Lakeland for use in any subsequent filings that Lakeland may be required to make in transactions unrelated to the merger.

Harmony Bank has also agreed not to solicit any proposal from a third party with respect to a merger, consolidation or similar transaction involving, or any purchase of, 25% or more of the assets or voting power of Harmony Bank. We refer to any such proposal as an “acquisition proposal.”

Similarly, Harmony Bank has agreed not to participate in any negotiations concerning, or provide any confidential information with respect to, an acquisition proposal. These obligations are subject to certain exceptions in the merger agreement designed to assure that Harmony Bank’s board of directors may exercise its fiduciary responsibilities in the event that a third party, acting on an unsolicited basis, makes an acquisition proposal prior to approval of the merger by Harmony Bank’s shareholders. In the event that Harmony Bank receives any such proposal, Harmony Bank is required to promptly (and in any event within 48 hours of receipt) disclose to Lakeland the identity of the person making the proposal and the substance of such proposal.

We jointly agreed, among other things:

•	to cooperate in preparing all regulatory and other filings to be made in connection with the merger;

•	to provide access to each other and to each other’s representatives;

•	subject to applicable provisions of the merger agreement, to use our reasonable best efforts to consummate the transactions contemplated by the merger agreement and to obtain any consent of any governmental entity or other third party which is required in connection with the merger;

•	to deliver to each other monthly, quarterly and, if applicable, annual financial statements; and

•	to agree upon the form and substance of any press release or public disclosure related to the proposed merger.

Lakeland has agreed:

•	to use its reasonable best efforts to cause the Lakeland common stock to be issued in the merger to be approved for listing on the Nasdaq Global Select Market;

•	to permit the Harmony Bank employees who remain in Lakeland’s employ after the merger is consummated to participate in Lakeland’s employee benefit plans to the same extent as similarly situated employees of Lakeland and generally to credit such employees with the years of service earned as employees of Harmony Bank;

•	to indemnify any current or former director or officer of Harmony Bank against any claim, including any claim which relates in any way to the merger, this proxy statement and prospectus, the merger agreement, any of the transactions contemplated by the merger agreement, such person’s service as a member of the board of directors of Harmony Bank, the events leading up to the execution of the merger agreement, any statement, recommendation or solicitation made in connection with the merger and any breach of any duty in connection with any of the foregoing, in each case to the extent that indemnification would have been permitted under any applicable law and Harmony Bank’s certificate of incorporation and by-laws had the merger not occurred;

•	to cause the persons serving as officers and directors of Harmony Bank immediately prior to the consummation of the merger to be covered by directors and officers liability insurance for a period of six years after the closing, subject to a limitation on the amount which Lakeland must spend for such insurance; and

•	to provide severance to any Harmony Bank employee who is terminated or whose terms of employment are substantially adversely modified within one year after the date on which the merger is consummated.

Conditions to the Merger

Our obligations to effect the merger are subject to various conditions, including the following:

Conditions Applicable to Harmony Bank and Lakeland

•	Harmony Bank’s shareholders shall have approved the merger agreement and the transactions contemplated by that agreement;

•	the registration statement of which this proxy statement and prospectus is a part shall not be subject to an order – typically referred to as a stop order – demanding that we cease using these documents;

•	we shall have received all necessary approvals of governmental entities, such approvals shall not be subject to any material conditions, any conditions relating to such approvals shall have been satisfied and all statutory waiting periods shall have expired;

•	no order, judgment or decree shall be outstanding that would have the effect of preventing completion of the merger;

•	no suit, action or other proceeding shall be pending or threatened by any governmental entity seeking to restrain or prohibit the merger;

•	no suit, action or other proceeding shall be pending before any court or governmental entity seeking to restrain or prohibit the merger or obtain other substantial monetary or other relief against one or more of the parties and which Lakeland or Harmony Bank determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed;

•	Harmony Bank and Lakeland shall have received from Lakeland’s counsel the tax opinion described under “THE MERGER – Material United States Federal Income Tax Consequences”; and

•	the shares of Lakeland common stock issuable in the merger shall have been authorized for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

Additional Conditions Applicable to Lakeland

In addition to the foregoing, Lakeland’s obligations to close the merger are also conditioned, among other things, on the following:

•	except for representations made as of a particular date, Harmony Bank’s representations shall be true and correct in all material respects (or in all respects for representations which are qualified as to materiality) at closing;

•	Harmony Bank representations made as of a particular date shall be true and correct in all material respects (or in all respects for representations which are qualified as to materiality) as of such date;

•	Harmony Bank shall have performed in all material respects the covenants which it is required to perform under the merger agreement;

•	Harmony Bank shall have obtained all consents of any third parties, other than governmental entities, which are necessary to permit the consummation of the merger, except for those which would not materially adversely affect Harmony Bank or Lakeland if not obtained;

•	none of such consents shall contain any term or condition which would materially adversely affect Lakeland; and

•	as of immediately prior to the effective time of the merger, holders of not more than 7.5% of the issued and outstanding shares of Harmony Bank common stock shall have served a written notice of dissent from the merger agreement to Harmony Bank under the New Jersey Banking Act.

Additional Conditions Applicable to Harmony Bank

In addition to the foregoing, Harmony Bank’s obligations to close the merger are also conditioned, among other things, on the following:

•	except for representations made as of a particular date, Lakeland’s representations shall be true and correct in all material respects (or in all respects for representations which are qualified as to materiality) at closing;

•	Lakeland representations made as of a particular date shall be true and correct in all material respects (or in all respects for representations which are qualified as to materiality) as of such date; and

•	Lakeland shall have performed in all material respects the covenants which it is required to perform under the merger agreement.

Except for the requirement of Harmony Bank shareholder approval, regulatory approvals and the absence of any order, decree, or injunction preventing the transactions contemplated by the merger agreement, we each may waive each of the conditions described above in the manner and to the extent described in “THE MERGER – Amendment; Waiver” below. However, neither of us anticipates waiving the condition that a tax opinion be delivered by Lakeland’s counsel.

Amendment; Waiver

Subject to applicable law, at any time prior to completion of the merger, we may:

•	amend the merger agreement;

•	extend the time for the performance of any of the obligations or other acts of the other party required in the merger agreement;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement; or

•	waive compliance by the other party with any of the agreements or conditions contained in the merger agreement, except for the requirements of Harmony Bank shareholder approval, regulatory approvals and the absence of any order, decree, or injunction preventing the transactions contemplated by the merger agreement.

Termination

Subject to certain qualifications described in the merger agreement, the merger agreement may be terminated under the following circumstances:

•	by agreement of Lakeland and Harmony Bank;

•	by either Lakeland or Harmony Bank:

•	if a required regulatory approval shall have been denied by final, non-appealable action, provided that the right to terminate will not be available to any party whose failure to comply with the merger agreement has been the cause of, or materially contributed to, such action;

•	if the merger is not consummated on or before February 17, 2017; provided, however, that a party cannot terminate the merger agreement if the failure to close by such date is due to the failure of such party to perform its agreements under the merger agreement;

•	if Harmony Bank’s shareholders fail to approve the merger;

•	if there is a breach of the other party’s representations in the merger agreement, and such breach is not cured within thirty days following written notice to the party committing such breach or which breach by its nature, cannot be cured prior to February 17, 2017; provided, however, that a party cannot terminate the merger agreement unless the breach, together with all other such breaches, would constitute a failure to satisfy a condition of closing or would constitute a material adverse effect with respect to the party committing such breach; or

•	if the other party materially breaches any covenant in the merger agreement, and such breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature cannot be cured prior to February 17, 2017; provided, however, that a party cannot terminate the merger agreement unless the breach, together with all other such breaches, would constitute a material adverse effect with respect to the other party.

•	by Harmony Bank, if it approves an acquisition proposal, but only if:

•	at least four business days prior to entering into a definitive agreement relating to the acquisition proposal, Harmony Bank provides Lakeland with a copy of that agreement;

•	Harmony Bank’s board determines in good faith that approving that definitive agreement is legally necessary for the proper discharge of its fiduciary duties; and

•	after considering any response that Lakeland may have after reviewing that definitive agreement, the Harmony Bank board determines in good faith that the transactions contemplated by that definitive agreement are reasonably likely to be consummated and would, if consummated, be more favorable to Harmony Bank’s shareholders than the merger agreement and any transaction then being proposed by Lakeland.

We refer to this termination right as Harmony Bank’s “fiduciary out.”

In addition, Harmony Bank will have a qualified right (which we refer to as the “pricing out”) to terminate the merger agreement in the event that both of the following events occur:

•	the average closing sales price of Lakeland common stock on the Nasdaq Global Select Market, during the 20 consecutive full trading days ending on the first date (referred to in this document as the “Determination Date”) on which all bank regulatory approvals for the merger have been received – an average price which we refer to as the “Lakeland Average Closing Price” – is less than $8.09; and

•	the number obtained by dividing the Lakeland Average Closing Price on the Determination Date by $10.11 shall be less than the number obtained by dividing the average of the daily closing prices of the Nasdaq Bank Index for the 20 consecutive trading days immediately preceding the Determination Date by 2,511.02 and subtracting 0.20 (this number is referred to as the “Index Ratio”).

The effect of this provision is to enable Harmony Bank to terminate the merger agreement if the market price of Lakeland common stock falls substantially, both in absolute terms (that is, below $8.09) and by comparison to the list of banking institutions that comprise the Nasdaq Bank Index. However, if Harmony Bank seeks to exercise its pricing out, Lakeland will have the right to negate such termination by increasing the exchange ratio from 1.25 to a formula amount determined in accordance with Section 8.1(k) of the merger agreement. Lakeland will not be required to take such action. If Lakeland does take such action, each share of Harmony Bank common stock converted into Lakeland common stock in the merger will be converted into a number of shares of Lakeland common stock equal to the lesser of:

•	$10.1125 divided by the Lakeland Average Closing Price; or

•	a fraction, the numerator of which is 1.25 times the Index Ratio and the denominator of which is the Lakeland Average Closing Price divided by $10.11.

In addition, Lakeland will have the right to terminate the merger agreement under circumstances where, prior to Harmony Bank shareholder approval, Harmony Bank refuses to recommend that its shareholders approve the merger or adopts an alternative acquisition proposal, breaches its non-solicitation obligations with respect to alternative acquisition proposals in any material respect adverse to Lakeland or recommends that Harmony Bank shareholders tender their shares in connection with a tender offer or exchange offer for 10% or more of the Harmony Bank common stock or fails to recommend that such shareholders reject such a tender offer or exchange offer.

Termination Fees

Harmony Bank has agreed to pay a fee of $1,200,000 (which we refer to as the “Termination Fee”) to Lakeland and has agreed to reimburse Lakeland for up to $325,000 in out-of-pocket expenses (which we refer to as the “Termination Expenses”) in the circumstances described below. The merger agreement provides that the sum of the Termination Fee and the Termination Expenses shall not exceed $1,200,000, which we refer to as the “Maximum Amount.”

(i) If Harmony Bank exercises its fiduciary out, it shall pay Lakeland the Termination Fee.

(ii) If )(A) a tender or exchange offer to acquire 50% or more of the voting power in Harmony Bank, a proposal for a merger, consolidation or other business combination involving Harmony Bank or any other proposal or offer to acquire in any manner 50% or more of the voting power in, or 50% or more of the business, assets or deposits of, Harmony Bank or any of its subsidiaries (an “Acquisition Proposal”) shall have been made directly to Harmony Bank shareholders or otherwise publicly disclosed or communicated or made known to any member of Harmony Bank’s senior management or board of directors and (B) the merger agreement is thereafter terminated (x) by Lakeland or Harmony Bank if the merger has not been consummated by February 17, 2017 or if approval of Harmony Bank shareholders has not been obtained by reason of the failure to obtain the required vote at a duly held meeting or any adjournment or postponement thereof following the effectiveness of the registration statement of which this proxy statement and prospectus is a part, (y) by Lakeland as a result of its termination right in connection with a breach of any of the representations or warranties on the part of Harmony Bank which breach, if curable prior to the one year anniversary of the merger agreement, is not cured within 30 days following written notice, or (z) by Lakeland as a result of its termination right in connection with a material breach of any of the covenants or agreements on the part of Harmony Bank, which breach, if curable prior to the one year anniversary of the merger agreement, is not cured within 30 days following written notice, then Harmony Bank shall pay to Lakeland the Termination Expenses.

(iii) If (A) an Acquisition Proposal shall have been made directly to Harmony Bank shareholders or otherwise publicly disclosed or communicated or made known to any member of Harmony Bank’s senior management or board of directors and (B) the merger agreement is thereafter terminated (x) by Lakeland or Harmony Bank if the approval of Harmony Bank shareholders has not been obtained by reason of the failure to obtain the required vote at a duly held meeting or any adjournment or postponement thereof following the effectiveness of the registration statement of which this proxy statement and prospectus is a part, (y) by Lakeland as a result of its termination right in connection with a breach of any of the representations or warranties on the part of Harmony Bank which breach, if curable prior to the one year anniversary of the merger agreement, is not cured within 30 days following written notice, or (z) by Lakeland as a result of its termination right in connection with a material breach of any of the covenants or agreements on the part of Harmony Bank, which breach, if curable prior to the one year anniversary of the merger agreement, is not cured within 30 days following written notice, and within 12 months after the termination referred to in clause (x), (y) or (z), Harmony Bank enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Acquisition Proposal that was made, publicly disclosed or communicated prior to termination of the merger agreement), then Harmony Bank shall pay to Lakeland a fee equal to the Maximum Amount less any Termination Expenses paid to Lakeland pursuant to clause (ii) set forth above.

Nasdaq Listing

Harmony Bank’s obligation to complete the merger is subject to the condition that the Lakeland common stock issuable in the merger be authorized for listing on the Nasdaq Global Select Market.

Expenses

Subject to expense reimbursement in connection with certain types of termination, we will each pay all costs and expenses that we incur in connection with the transactions contemplated by the merger agreement, including fees and expenses of financial consultants, accountants and legal counsel.

Exchange of Harmony Bank Stock Certificates and Payment of Consideration

The conversion of Harmony Bank common stock into the right to receive Lakeland common stock will occur automatically on the merger’s effective date. As soon as possible after the effective date of the merger, the Exchange Agent designated by Lakeland will send to Harmony Bank shareholders other than those who have timely and properly perfected their dissenters’ rights, a transmittal form, along with instructions, to use in exchanging Harmony Bank stock certificates for Lakeland stock certificates, as well as for cash in lieu of fractional shares. The Exchange Agent will mail certificates representing shares of Lakeland common stock and checks for cash in lieu of fractional share interests to former shareholders of Harmony Bank as soon as reasonably possible following the closing and its receipt of certificates representing former shares of Harmony Bank common stock and other related documentation required by the Exchange Agent.

Harmony Bank shareholders should not return their Harmony Bank stock certificates with the enclosed proxy card.

Until the merger has been consummated and the certificates representing shares of Harmony Bank common stock are surrendered for exchange, holders of such certificates will not receive the merger consideration or dividends or distributions on the Lakeland common stock into which such shares have been converted. When such certificates are surrendered, any unpaid dividends or other distributions will be paid without interest. For all other purposes, however, each certificate representing shares of Harmony Bank common stock outstanding at the merger’s effective date, other than shares held by shareholders who have timely and properly perfected their dissenters’ rights, will be deemed to evidence ownership of and the right to receive the shares of Lakeland common stock (and cash in lieu of fractional shares).

None of the parties will be liable to any Harmony Bank shareholder for any amount paid in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

No fractional shares of Lakeland common stock will be issued to any shareholder of Harmony Bank upon completion of the merger. For each fractional share that would otherwise be issued, Lakeland will pay by check an amount equal to the fractional share interest to which such holder would otherwise be entitled multiplied by the Lakeland Average Closing Price. All shares of Harmony Bank common stock held by a former Harmony Bank shareholder immediately prior to the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder.

Regulatory Approvals

Completion of the merger requires approval by the FDIC and the New Jersey Department of Banking and Insurance. Approval by any of these bank regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Harmony Bank’s shareholders. Applications were filed with the FDIC and the New Jersey Department of Banking and Insurance on March 31, 2016. The New Jersey Department of Banking and Insurance approved the merger on April 21, 2016, and FDIC approval is pending. We cannot assure you that the necessary regulatory approvals will be granted, or that they will be granted on a timely basis without conditions unacceptable to Lakeland.

Interests of Management and Others in the Merger

In considering the recommendation of the Harmony Bank board regarding the merger, Harmony Bank shareholders should know that certain directors and officers of Harmony Bank have interests in the merger in addition to their interests as shareholders of Harmony Bank. All those additional interests are described below, to the extent they are material and are known to Harmony Bank. The Harmony Bank board and the Lakeland board were aware of these interests and considered them, among other matters, in approving the merger agreement:

Certain Agreements. Pursuant to employment agreements between Harmony Bank and, respectively, Messrs. Schutzer, Gormley and Machtinger, executive officers of Harmony Bank, each dated as of February 3, 2015, which employment agreements superseded prior change in control or employment agreements dating back to 2008 (with respect to Messrs. Schutzer and Machtinger) and 2011 (with respect to Mr. Gormley), Messrs. Schutzer, Gormley and Machtinger are, subject to the execution of a general release of claims, entitled to certain severance pay and other benefits in the event of an involuntary termination without cause or a resignation for “good reason” within twelve months following a “change in control” (as such terms are contractually defined). The severance pay is equal to a multiple of the sum of the executive’s highest annual base salary and bonus during any of the three calendar years immediately prior to termination of employment, provided that the maximum severance payable is limited to an amount which is one dollar less than the amount that could be paid without causing any amount or benefit payable or provided to the individual to be nondeductible under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) or subject to an excise tax under Section 4999 of the Code. The severance pay multiple is three times in the case of Mr. Schutzer and two times in the case of Messrs. Gormley and Machtinger. The severance is payable in a lump sum in the case of Messrs. Schutzer and Gormley, and in installments over an 18 month period in the case of Mr. Machtinger.

In order to induce Messrs. Schutzer and Machtinger to continue employment with Lakeland Bank following the merger, and in consideration of, among other things, certain post-employment restrictive covenants and a release of claims, Lakeland Bank and Harmony Bank entered into an Employment and Settlement Agreement with each of Messrs. Schutzer and Machtinger (to become effective upon the effective time of the merger) pursuant to which Messrs. Schutzer and Machtinger will each receive, in full settlement of all amounts payable under their employment agreements, a change in control amount equal to the severance pay that he would have received under his employment agreement had his employment been involuntarily terminated following the merger. Accordingly, pursuant to Mr. Schutzer’s Employment and Settlement Agreement, and subject to Mr. Schutzer’s execution of a general release, Mr. Schutzer will be paid a change in control amount of no more than approximately $650,000, which amount will be paid in a lump sum on or about 60 days following the merger. Mr. Schutzer’s Employment and Settlement Agreement also provides that he will be employed by Lakeland Bank as an Executive Vice President and Regional President with a base salary of $240,000 per annum. Pursuant to Mr. Machtinger’s Employment and Settlement Agreement, Mr. Machtinger will be paid a change in control amount of approximately $500,000, payable in bi-monthly installments over an 18 month period commencing 60 days following the merger. Mr. Machtinger’s Employment and Settlement Agreement provides that he will be employed by Lakeland Bank as a Senior Vice President and Jackson Lending Team Leader with a base salary of $198,000 per annum. Messrs. Schutzer and Machtinger will be eligible for bonuses in the discretion of the board of directors of Lakeland Bank, and will be entitled to participate in employee benefit plans and programs generally made available by Lakeland Bank to its employees from time to time.

The severance pay that Mr. Gormley will be entitled to in the event of his involuntary termination of employment or resignation for good reason within 12 months following the merger is no more than $500,000. In addition, pursuant to Mr. Gormley’s employment agreement, he will be entitled under such circumstances to continued coverage for a period of 24 months under medical, dental, life insurance and disability insurance plans of Harmony Bank or Lakeland Bank in which he is a participant as of his date of termination.

Severance Arrangements. In addition, certain Harmony Bank employees who are not party to a change in control or employment agreement with Harmony Bank and whose employment is terminated or substantially adversely modified (other than for cause) within one year of the merger will be entitled, subject to the employee’s execution of a release provided by Lakeland, to severance equal to two weeks of each respective employee’s then current base salary plus two additional weeks of salary for each year of service with Harmony Bank, with a maximum severance amount equal to 16 weeks.

Retention Bonuses. Certain employees of Harmony Bank will be entitled, subject to the employee’s execution of a release provided by Lakeland, to a retention bonus if they maintain their employment with Harmony Bank until that person’s job function has been converted or transitioned and that person does not accept an offer for continued employment.

Stock Options. All stock options to purchase Harmony Bank common stock that are outstanding at the effective time of the merger (which we refer to as “old stock options”) will upon execution by holders of an option cancellation agreement, in form and substance reasonably satisfactory to Lakeland, be cancelled in exchange for a payment equal to the number of shares of Harmony Bank common stock covered by the old stock option multiplied by the amount, if any, by which the product of Lakeland’s closing price on the closing date of the merger multiplied by 1.25 exceeds the exercise price of the old stock option.

Indemnification. The merger agreement provides that Lakeland will indemnify the directors and officers of Harmony Bank against certain liabilities for a six-year period following completion of the merger. In addition, Lakeland has agreed to cause the persons serving as officers and directors of Harmony Bank immediately prior to the merger to be covered by directors and officers liability insurance for a period of six years after the closing, subject to a limitation on the amount which Lakeland must spend for this insurance.

Share Ownership. As of May 10, 2016, the record date for the meeting, the directors and executive officers of Harmony Bank beneficially owned in the aggregate approximately 894,362 shares, or 36.44%, of Harmony Bank’s outstanding shares of common stock (excluding shares issuable upon the exercise of options). Directors and executive officers of Harmony Bank, who own approximately 29.18% of Harmony Bank’s outstanding shares of common stock as of the record date, have executed voting agreements in which they committed to vote in favor of the merger agreement.

Accounting Treatment

Lakeland will account for the merger under the purchase method of accounting. Lakeland will record, at fair value, the acquired assets and assumed liabilities of Harmony Bank. To the extent that the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Lakeland may record intangible assets, which include goodwill and core deposit intangibles. Lakeland will include in its results of operations the results of Harmony Bank’s operations after completion of the merger.

Material United States Federal Income Tax Consequences

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders of Harmony Bank common stock who exchange such shares of Harmony Bank common stock for shares of Lakeland common stock pursuant to the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of Harmony Bank common stock who for United States federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds Harmony Bank common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding Harmony Bank common stock, you should consult your tax advisor.

This discussion addresses only those Harmony Bank shareholders that hold their Harmony Bank common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to particular Harmony Bank shareholders in light of their individual circumstances or to Harmony Bank shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Harmony Bank common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of Harmony Bank common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

The following discussion is based on the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

Lakeland and Harmony Bank have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the merger is completed according to the terms of the merger agreement and based upon facts, factual representations and assumptions contained in representation letters to be provided by Lakeland and Harmony Bank, all of which must continue to be true and accurate in all material respects through the effective time of the merger, and subject to the assumptions and qualifications to be contained in the opinion of Lowenstein Sandler LLP to be delivered at closing and the assumptions and qualifications contained in this “Material United States Federal Income Tax Consequences” section of this proxy statement and prospectus, it is the opinion of Lowenstein Sandler LLP, counsel to Lakeland, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The obligation of Lakeland and Harmony Bank to complete the merger is conditioned upon the receipt at closing of an opinion from Lowenstein Sandler LLP, counsel to Lakeland, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Lakeland and Harmony Bank. This opinion will not be binding on the Internal Revenue Service or the courts. Lakeland and Harmony Bank have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Accordingly, each Harmony Bank shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of Harmony Bank Common Stock Under Section 368(a) of the Code. As a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized by those holders receiving shares of Lakeland common stock in exchange for shares of Harmony Bank common stock pursuant to the merger (except with respect to any cash received instead of fractional share interests in Lakeland common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Lakeland Common Stock” below).

In addition:

•	the aggregate basis of the Lakeland common stock received in the merger will be the same as the aggregate basis of the Harmony Bank common stock for which it is exchanged, decreased by any basis attributable to fractional share interests in Lakeland common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed below, but excluding any gain or loss recognized with respect to fractional share interests in Lakeland common stock for which cash is received); and

•	the holding period of Lakeland common stock received in exchange for shares of Harmony Bank common stock will include the holding period of the Harmony Bank common stock for which it is exchanged.

If holders of Harmony Bank common stock acquired different blocks of Harmony Bank common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Harmony Bank common stock and such holders’ basis and holding period in their shares of Lakeland common stock may be determined with reference to each block of Harmony Bank common stock. Any such holders should consult their tax advisors regarding the manner in which Lakeland common stock received in the exchange should be allocated among different blocks of Harmony Bank common stock and with respect to identifying the bases or holding periods of the particular shares of Lakeland common stock received in the merger.

Cash Received Instead of a Fractional Share of Lakeland Common Stock. A holder of Harmony Bank common stock who receives cash instead of a fractional share of Lakeland common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional share of Lakeland common stock for cash. As a result, a holder of Harmony Bank common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. As described below, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Gain that holders of Harmony Bank common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their Harmony Bank common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Harmony Bank common stock is generally taxed at preferential rates. In some cases, if a holder actually or constructively owns Lakeland stock other than Lakeland stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of Harmony Bank stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Holders that are individuals, trusts or estates and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare tax on their “net investment income.” For this purpose, net investment income generally includes dividend income and net gain recognized with respect to a disposition of shares of Harmony Bank common stock pursuant to the merger, unless such dividend income or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a holder that is an individual, estate or trust, please consult your tax advisors regarding the applicability of the Medicare tax with respect to your disposition of shares of Harmony Bank common stock pursuant to the merger.

Backup Withholding and Information Reporting. Payments of cash to a holder of Harmony Bank common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Lakeland and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Tax Consequences if the Merger Fails to Qualify as a Reorganization. If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of Harmony Bank common stock will recognize capital gain or loss equal to the difference between (a) the sum of the fair market value of the shares of Lakeland common stock, as of the effective date of the merger, received by such U.S. holder pursuant to the merger and (b) its adjusted tax basis in the shares of Harmony Bank common stock surrendered in exchange therefor. Gain or loss will be computed separately with respect to each identified block of Harmony Bank common stock exchanged in the merger.

Further, if the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, Harmony Bank will be subject to tax on the deemed sale of its assets to Lakeland, with gain or loss for this purpose measured by the difference between Harmony Bank’s tax basis in its assets and the fair market value of the consideration deemed to be received therefor or, in other words, the cash and shares of Lakeland common stock plus liabilities assumed in the merger, and Lakeland will become liable for any tax liability of Harmony Bank resulting from the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are urged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Resale of Lakeland Common Stock

The Lakeland common stock issued in the merger will be freely transferable under the Securities Act.

Rights of Dissenting Shareholders

Harmony Bank shareholders have the right to dissent from the merger and to receive the fair value of their shares of Harmony Bank common stock instead of the merger consideration, provided that they strictly comply with the dissenters’ rights provisions of the New Jersey Banking Act. A copy of the applicable provisions of the New Jersey Banking Act is attached as Annex C to this proxy statement and prospectus. Lakeland intends that any such fair value will be paid in cash.

Ensuring perfection of dissenters’ rights can be complicated. The procedural rules are specific and must be followed precisely. A Harmony Bank shareholder’s failure to comply with these procedural rules may result in his or her becoming ineligible to pursue dissenters’ rights.

The following is intended as a brief summary of the material provisions of the New Jersey banking law procedures that a Harmony Bank shareholder must follow in order to dissent from the merger and obtain payment of the fair value of his or her shares of Harmony Bank common stock instead of the merger consideration. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the statutory provisions relating to dissenters’ rights, the full text of which appears in Annex C of this proxy statement and prospectus. Harmony Bank is notifying each of the holders of record of its capital stock as of May 10, 2016 that dissenters’ rights are available and intends that this proxy statement and prospectus constitutes this notice.

If you are a Harmony Bank shareholder and you wish to exercise your dissenters’ rights, you must satisfy the following:

You must serve a written notice of dissent: You must serve a written notice of dissent from the merger agreement at the principal office of Harmony Bank no later than the third day prior to the Harmony Bank special meeting of shareholders. Delivery of the notice of dissent may be made by registered mail or in person by you or your agent.

You must not vote for approval of the merger agreement: You must not vote for approval of the merger agreement. If you vote, by proxy or in person, in favor of the merger agreement, this will terminate your dissenters’ rights.

You must make a written demand for dissenters’ rights: You must deliver a written demand for dissenters’ rights to the principal office of Lakeland Bank within 30 days after the filing of the merger agreement with the New Jersey Department of Banking and Insurance following the Harmony Bank special meeting of shareholders where the merger agreement was approved by shareholders. This written demand for dissenters’ rights must be separate from your proxy card. A vote against the merger agreement alone will not constitute a demand for dissenters’ rights. Delivery of the demand for payment may be made by registered mail or in person by you or your agent.

If you are a Harmony Bank shareholder who elects to exercise dissenters’ rights, you may mail or deliver a written demand to: Lakeland Bank, 250 Oak Ridge Road, Oak Ridge, New Jersey 07438, Attention: Timothy J. Matteson, Esq., Executive Vice President, General Counsel and Corporate Secretary.

The written demand for dissenters’ rights should state that the shareholder is demanding payment of the value of the shareholder’s shares and may specify the shareholder’s name, mailing address and the number of shares of common stock owned. Lakeland Bank may within ten days of receipt of the demand for dissenters’ rights offer to pay the shareholder an amount for his shares that in the opinion of Lakeland Bank does not exceed the amount which would be paid if Harmony Bank liquidated as of the filing of the merger agreement with the New Jersey Department of Banking and Insurance following the special meeting of shareholders. Lakeland Bank intends that any such payment would be in cash.

If a shareholder fails to accept the offer from Lakeland Bank or if no offer is made, the shareholder must within three weeks after the receipt of the offer from Lakeland Bank or within three weeks after the demand was made if no offer was made by Lakeland Bank, initiate an action in New Jersey Superior Court. Neither Harmony Bank nor Lakeland Bank has an obligation to file this action, and if you do not file this action within the above time frame, you will lose your dissenters’ rights.

The court will appoint a board of three appraisers to determine the value of the shares of all shareholders who are party to the action. In determining such fair value, the appraisers may take into account all relevant factors, including hearing evidence from the parties and upon such determination will file a report in the Superior Court where the determination of any two of the appraisers will control. Either party may appeal the ruling to the Superior Court within ten days of the filing of the appraisers’ report and the Superior Court will issue a final ruling. Lakeland Bank will then pay the dissenting shareholders of Harmony Bank the judicially determined value of the Harmony Bank shares, which Lakeland Bank intends to pay in cash, plus a judicially determined interest rate. Lakeland Bank will be responsible for paying the fees of the appraisers.

Shareholders considering seeking dissenters’ rights for their shares should note that the fair value of their shares determined under New Jersey banking law could be more, the same, or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

IF YOU FAIL TO STRICTLY COMPLY WITH THE PROCEDURES DESCRIBED ABOVE YOU WILL LOSE YOUR DISSENTERS’ RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE YOUR DISSENTERS’ RIGHTS, WE STRONGLY URGE YOU TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO DO SO.

Voting Agreements

As a condition to Lakeland’s execution of the merger agreement, certain members of Harmony Bank’s board of directors and executive officers have entered into a voting agreement with Lakeland. A copy of the form of voting agreement is attached to this proxy statement and prospectus as Exhibit A to Annex A. Under the voting agreement, the directors and executive officers who are parties to such agreement have agreed to vote in favor of the merger and against any competing proposal. This commitment, however, is subject to the “fiduciary out” provision of the merger agreement described herein. The Harmony Bank directors and executive officers who have signed the voting agreements have also agreed in such voting agreements not to commence, join as a plaintiff, participate as a member of any purported or actual class, or otherwise assist, facilitate or encourage any legal proceeding which seeks to prohibit or restrain, or which, if successful, would have the effect of preventing or restraining, or otherwise having an impact on the consideration to be received with respect to the mergers. As of the record date for the Harmony Bank special meeting, the directors and executive officers of Harmony Bank who have executed voting agreements had sole or shared voting power over 716,176 shares of Harmony Bank common stock, or approximately 29.18% of Harmony Bank’s outstanding common stock on the record date. One Harmony Bank director voted against the merger and the merger agreement and declined to sign the voting agreement.

BUSINESS OF LAKELAND BANCORP

Financial and other information relating to Lakeland is set forth in Lakeland’s 2015 Annual Report on Form 10-K, which is incorporated by reference in this proxy statement and prospectus. Lakeland will furnish you with copies of the documents incorporated by reference in this proxy statement and prospectus upon request. See “WHERE YOU CAN FIND MORE INFORMATION” at page 68 and “SUMMARY – The Companies” at page 4.

BUSINESS OF HARMONY BANK

Harmony Bank was founded in 2008 in Jackson, New Jersey to provide consumers and small to moderate-sized businesses with banking services in Ocean County and Monmouth County in New Jersey. Harmony opened its second branch at 500 River Avenue, Route 9, Lakewood, in 2010; and a Toms River Branch at 104 Route 37 in May 2013. Harmony Bank offers a full range of personal banking services, including direct deposit, overdraft protection, remote deposit capture, IRAs and certificates of deposit. Lines of credit, letters of credit, commercial mortgages, construction loans and term loans are also available to business customers. See “SUMMARY- The Companies” at page 4.

DESCRIPTION OF LAKELAND BANCORP CAPITAL STOCK

The authorized capital stock of Lakeland consists of 70,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of March 1, 2016, there were 41,234,664 shares of Lakeland common stock issued and outstanding. As of the same date, there were no shares of preferred stock issued or outstanding. All outstanding shares of Lakeland common stock are fully paid and non-assessable. The Lakeland common stock is listed on the NASDAQ Global Select Market under the symbol “LBAI.”

Lakeland has no options, warrants or other rights authorized, issued or outstanding other than options, restricted stock and restricted stock units granted under Lakeland’s equity compensation plans.

Common Stock

Dividends

The holders of Lakeland common stock share ratably in dividends when and if declared by Lakeland’s board of directors from legally available funds. In order to declare and pay dividends, Lakeland depends upon cash dividend payments to it by Lakeland’s subsidiaries, which are Lakeland’s primary source of revenue and cash flow. Lakeland is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Lakeland, and consequently the right of creditors and shareholders of Lakeland, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Lakeland in its capacity as a creditor may be recognized.

Dividends by Lakeland and its subsidiaries are subject to various limitations imposed by federal and state laws and by regulations and policies adopted by federal and state regulatory agencies. Under New Jersey law, a bank may not pay dividends unless, following the dividend payment, the capital stock of the bank would be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock, or, if not, the payment of the dividend will not reduce the surplus of the bank.

If, in the opinion of the FDIC, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice – which could include the payment of dividends – the FDIC may require, after notice and hearing, that such bank cease and desist from such practice or, as a result of an unrelated practice, require the bank to limit dividends in the future. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Regulatory pressures to reclassify and charge off loans and to establish additional loan loss reserves can have the effect of reducing current operating earnings and thus impacting an institution’s ability to pay dividends. Further, bank regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank or bank holding company under their jurisdiction. Compliance with the standards set forth in these policy statements and guidelines could limit the amount of dividends which Lakeland and Lakeland Bank may pay.

Voting Rights

At meetings of shareholders, holders of Lakeland common stock are entitled to one vote per share. The quorum for shareholders’ meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy. Except as indicated below, all actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of Lakeland common stock at a meeting at which a quorum is present.

The Lakeland board of directors is divided into three classes, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Lakeland board of directors is elected each year and the directors serve for terms of up to three years.

The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire board of directors. The affirmative vote of at least eighty percent of the outstanding voting stock of Lakeland is required to amend or repeal the provisions of the Lakeland certificate of incorporation relating to the classification of the board of directors. In addition, shareholders may remove any director from office only for cause, as defined in the Lakeland certificate of incorporation.

Lakeland common stock currently trades on the Nasdaq Global Select Market. Under Nasdaq’s applicable rules, approval of Lakeland’s shareholders is required for the issuance of shares of Lakeland common stock or securities convertible into or exercisable for Lakeland common stock if the issuance of such securities:

•	is in connection with the acquisition of a company, is not in connection with a public offering for cash, and the securities to be issued will have 20% or more of the voting power outstanding before such issuance;

•	is in connection with the acquisition of a company in which a director, officer or substantial shareholder of Lakeland has a 5% or greater interest, and the issuance of the securities could result in an increase in outstanding Lakeland common stock or voting power of 5% or more;

•	is in connection with a transaction, other than a public offering, at a price less than the greater of book or market value in which the shares issued will equal 20% or more of the shares of Lakeland common stock, or have 20% or more of the voting power, outstanding before issuance;

•	would result in a change in control of Lakeland; or

•	is in connection with the adoption or material modification of a stock compensation plan.

Pre-Emptive Rights; Redemption

Holders of Lakeland common stock do not have pre-emptive rights to acquire any additional shares of Lakeland common stock. Lakeland common stock is not subject to redemption.

Liquidation Rights

In the event of liquidation, dissolution or winding up of Lakeland, holders of its common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities, subject to the rights of holders of any preferred stock that Lakeland may issue in the future, as described below.

Anti-Takeover Provisions in the Certificate of Incorporation and New Jersey Law Provisions

Lakeland’s certificate of incorporation and by-laws contain certain provisions which may have the effect of deterring or discouraging an attempt to take control of Lakeland. These provisions:

•	divide Lakeland’s board of directors into three classes serving staggered three-year terms;

•	prevent the shareholders from removing directors without cause;

•	require that shares with at least 80% of the total voting power, and shares with at least two thirds of the total voting power after excluding any 20% shareholder, approve a merger or other similar transaction if the transaction is not approved, in advance, by Lakeland’s board of directors;

•	require that shares with at least 80% of the total voting power approve the repeal or amendment of certain provisions of Lakeland’s certificate of incorporation;

•	authorize the Lakeland board to consider all factors that it deems relevant in evaluating a pending tender offer or other potentially hostile acquisition; and

•	require advance notice of nominations for the election of directors and require any individuals so nominated to be present in person at the meeting at which he or she is voted upon.

The New Jersey Business Corporation Act also contains certain provisions applicable to Lakeland that may have the effect of deterring or discouraging an attempt to take control of Lakeland. Specifically:

•	The New Jersey Business Corporation Act provides that in determining whether a proposal or offer to acquire a corporation is in the best interest of the corporation, a board may, in addition to considering the effects of any action on shareholders, consider any of the following:

•	the effects of the proposed action on the corporation’s employees, suppliers, creditors and customers;

•	the effects on the community in which the corporation operates; and

•	the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

•

Lakeland is subject to the New Jersey Shareholders Protection Act, which prohibits certain New Jersey public corporations from engaging in business combinations – including mergers, consolidations, significant asset dispositions and certain stock issuances – with any 10% shareholder for five years after such person becomes a 10% shareholder, unless the business combination is approved by the board of directors prior to the date that the shareholder became a 10% shareholder. In addition, the Protection Act prohibits any business combination at any time with a 10% shareholder other than a transaction that is approved by the board of directors in advance or is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the 10% shareholder, or satisfies certain “fair price” and related criteria.

Preferred Stock

Lakeland has 1,000,000 shares of authorized but unissued preferred stock. These shares are typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. In general, Lakeland’s restated certificate of incorporation, as amended, authorizes the board of directors to issue new shares of Lakeland common stock or preferred stock without further shareholder action, provided that there are sufficient authorized shares.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of Lakeland common stock do not have preemptive rights with respect to any newly issued stock. Lakeland’s board could adversely affect the voting power of holders of Lakeland common stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of Lakeland that the board of directors does not believe to be in the best interests of its shareholders, the board could issue preferred stock which could make any such takeover attempt more difficult to complete. Lakeland’s board of directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of Lakeland and its shareholders.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the merger, Harmony Bank’s shareholders will receive shares of Lakeland common stock in exchange for their shares of Harmony Bank common stock. The following is a summary of certain material differences between the rights of holders of Harmony Bank common stock and the rights of holders of Lakeland common stock. Lakeland is incorporated under the laws of the State of New Jersey, and is governed by the New Jersey Business Corporation Act. Harmony Bank is incorporated under and governed by the New Jersey Banking Act. As a result of the merger and the exchange of Harmony Bank common stock for Lakeland common stock, the rights of former Harmony Bank shareholders will be governed by the New Jersey Business Corporations Act and by Lakeland’s certificate of incorporation and bylaws. Although it is impractical to compare all of the aspects in which the companies’ governing instruments differ with respect to shareholders’ rights, the following discussion summarizes certain significant differences. This summary is qualified in its entirety by reference to the applicable provisions of the companies’ governing instruments.

Directors

Lakeland’s certificate of incorporation provides for the election of directors on a three year staggered term basis. Harmony Bank’s certificate of incorporation does not provide for a staggered board; all of its directors are elected annually.

Lakeland’s by-laws exclude certain persons from election to the board. Directors may not serve on the board of any other financial institution or bank or savings and loan holding company. Harmony Bank does not provide for similar limitations.

Vote Required

Lakeland’s certificate of incorporation provides several instances – most of which relate to the amendment of provisions in the certificate of incorporation – in which a greater than majority voting requirement is imposed for purposes of determining whether shareholders have approved a particular matter. For example, the affirmative vote of holders of at least 80% of Lakeland’s outstanding voting stock is required to amend or repeal provisions in Lakeland’s certificate of incorporation relating to (i) the authority of Lakeland’s board of directors to issue stock without prior shareholder approval, (ii) the number and terms of directors, including the classification of the Lakeland board, (iii) the considerations to be taken into account by the Lakeland board in evaluating acquisition offers and (iv) the requisite shareholder vote in respect of acquisitions of Lakeland. The affirmative vote of holders of at least 80% of Lakeland’s outstanding voting stock is also required to amend, alter or repeal Lakeland’s bylaws (provided that Lakeland’s board may alter, amend or repeal the bylaws without any shareholder action). In addition, (i) the affirmative vote of the holders of at least 80% of Lakeland’s voting stock is required to approve a merger or consolidation of Lakeland with, or a sale, exchange or lease of all or substantially all of Lakeland’s assets to, any person or entity where Lakeland’s board of directors has not recommended the transaction to Lakeland’s shareholders, and (ii) the affirmative vote of the holders of at least 80% of Lakeland’s voting stock, and the affirmative vote of the holders of at least 67% of Lakeland’s voting stock not held by a “Controlling Party” (defined as any shareholder owning or controlling 20% or more of Lakeland’s voting stock at the time of the proposed transaction), is required to approve certain mergers, consolidations, sales, exchanges or leases of all or substantially all of Lakeland’s assets not recommended by Lakeland’s board. Other than as described above, under Lakeland’s certificate of incorporation and bylaws and applicable law, any corporate action which requires shareholder approval may be approved by the affirmative vote of a majority of the votes cast at a meeting of shareholders at which a quorum is present.

With respect to Harmony Bank, the New Jersey Banking Act provides that certain corporate actions, including but not limited to amendments to a bank’s certificate of incorporation, adoption of an equity compensation plan and mergers or other consolidations are subject to the affirmative vote of the holders of at least two-thirds of the outstanding stock of the bank.

Harmony Bank’s directors, like Lakeland’s directors, are elected by a plurality of the votes cast.

Exculpation of Directors and Officers

Both New Jersey corporate law and New Jersey banking law permit a corporation to provide that its directors and officers will not be liable to the corporation or its shareholders for breach of fiduciary duties, provided that the law does not excuse:

•	a breach of the duty of loyalty;

•	an act or omission that is not in good faith;

•	a knowing violation of law; or

•	receipt of an improper personal benefit.

Both Harmony Bank’s certificate of incorporation and Lakeland’s certificate of incorporation contain this exculpatory language.

Indemnification

Both Lakeland’s by-laws and Harmony Bank’s by-laws permit the respective entity to indemnify its respective directors and officers from specific actions.

Dissenters’ Rights

Pursuant to the New Jersey Business Corporation Act, Lakeland shareholders have the right to dissent from a merger or consolidation, except that they do not have the right to dissent from a merger or consolidation with respect to shares: (i) of a class or series listed on a national securities exchange or held of record by not less than 1,000 holders, or (ii) for which, pursuant to the plan of merger or consolidation, upon the consummation of the merger or consolidation, the shareholders will receive (x) cash, (y) shares which will either be listed on national securities exchange or held of record by not less than 1,000 holders or (z) cash and such securities.

The New Jersey Banking Act provides for dissenters’ rights, and does not contain any of the exemptions provided for under the New Jersey Business Corporation Act.

LEGAL MATTERS

The validity of the shares of Lakeland common stock to be issued in the merger has been passed upon for Lakeland by Lowenstein Sandler LLP, counsel to Lakeland. Lowenstein Sandler LLP will also render the opinion referred to under “THE MERGER – Material United States Federal Income Tax Consequences.”

EXPERTS

The consolidated financial statements of Lakeland Bancorp, Inc. (the Company) as of December 31, 2015 and 2014, and for each of the three years ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

OTHER BUSINESS

As of the date of this proxy statement and prospectus, Harmony Bank does not know of any other matter that will be presented for consideration at its special meeting of shareholders other than as described in this proxy statement and prospectus. However, if any other matter is to be voted upon, the form of proxy submitted to shareholders of Harmony Bank shall be deemed to confer authority to the individuals named as proxies to vote the shares represented by such proxies as to any such matters according to their best judgment; provided, however, that no proxy that is voted against the merger will be voted in favor of any adjournment or postponement of the Harmony Bank special meeting.

WHERE YOU CAN FIND MORE INFORMATION

Lakeland filed a registration statement on Form S-4 to register with the SEC the Lakeland common stock to be issued to Harmony Bank shareholders in the merger. This proxy statement and prospectus is a part of that registration statement and constitutes a prospectus of Lakeland in addition to being a proxy statement of Harmony Bank for Harmony Bank’s special meeting of shareholders. As allowed by SEC rules, this proxy statement and prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

In addition, Lakeland files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Lakeland, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Lakeland to “incorporate by reference” information in this document. This means that Lakeland can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Lakeland previously filed with the SEC. They contain important information about Lakeland and its financial condition.

LAKELAND BANCORP, INC.

File No. 000-17820

Report	Applicable period/filing date

Annual Report on Form 10-K	Year ended December 31, 2015

Quarterly Report on Form 10-Q	Quarter ended March 31, 2016

Current Reports on Form 8-K	Filed with the SEC on January 7, 2016, January 29, 2016, February 18, 2016 and April 26, 2016 (except for such information that is deemed furnished and not filed in accordance with SEC rules)

Description of Common Stock contained in Registration Statement on Form 8-A	Filed with the SEC on February 18, 2000 (including any amendment or report filed with the SEC for the purpose of updating this description)

Lakeland incorporates by reference additional documents that it may file with the SEC between the date of this document and the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. However, information that is deemed “furnished”, as distinct from “filed”, in Current Reports on Form 8-K is not incorporated in this proxy statement and prospectus.

You can obtain any of the documents incorporated by reference in this document through Lakeland, or from the SEC through the SEC’s web site at the address described above. Documents incorporated by reference are available from Lakeland without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Lakeland at the following address:

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

Telephone: (973) 697-2000

Attention: Timothy J. Matteson, Esq.

Executive Vice President, General Counsel and Corporate Secretary

IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JUNE 15, 2016, TO RECEIVE THEM BEFORE THE HARMONY BANK SHAREHOLDERS’ MEETING. If you request from us any documents incorporated by reference in this document, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

WE HAVE AUTHORIZED NO ONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANIES THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN THE DOCUMENTS LAKELAND HAS PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU LIVE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS DOCUMENT, OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES, THEN THE OFFER PRESENTED BY THIS DOCUMENT DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS DOCUMENT, UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

Annex A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of February 17, 2016, is by and among Lakeland Bancorp, Inc., a New Jersey corporation (“Parent”), Lakeland Bank, a New Jersey-chartered commercial bank and a wholly-owned subsidiary of Parent (the “Parent’s Bank”), and Harmony Bank, a New Jersey-chartered commercial bank (the “Company”). Parent’s Bank and the Company are sometimes collectively referred to herein as the “Constituent Corporations” or individually referred to as a “Constituent Corporation”. Parent, Parent’s Bank and the Company are sometimes collectively referred to herein as the “Parties” or individually referred to as a “Party.” Defined terms are described in Section 9.11 of this Agreement.

RECITALS

WHEREAS, the Board of Directors of each of Parent, the Parent’s Bank and the Company (1) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (2) has approved this Agreement at meetings of each of such Boards of Directors;

WHEREAS, in accordance with the terms of this Agreement, the Company will merge with and into the Parent’s Bank, with the Parent’s Bank as the resulting institution (the “Merger”);

WHEREAS, as a condition to the willingness of Parent and the Parent’s Bank to enter into this Agreement, each of the directors of the Company and the executive officers of the Company listed on Section 3.14(g) of the Company Disclosure Schedule have, contemporaneous with the execution of this Agreement, entered into a voting agreement, in the form and substance of the agreement annexed hereto as Exhibit A (each, a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of the Company owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreements; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. Merger. Subject to the terms and conditions of this Agreement, at the Effective Time: (a) the Company shall merge with and into the Parent’s Bank, with the Parent’s Bank as the resulting or surviving bank (the “Surviving Bank”), with its main office to be maintained at 2717 Route 23 South, Newfoundland, New Jersey 07435; and (b) the separate existence of the Company shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of the Company shall be vested in and assumed by the Parent’s Bank. As part of the Merger, each share of the Company Common Stock will be converted into the right to receive the Merger Consideration pursuant to the terms of Articles I and II hereof. The directors and executive officers, and the principal office and each branch office, of the Company, the Parent’s Bank and the Surviving Bank after giving effect to the Merger are set forth in Appendix A attached hereto, subject to Parent’s right to modify Appendix A in its discretion prior to the Effective Time.

1.2. Closing; Effective Time. Subject to the satisfaction or waiver of all conditions to closing contained in Article IX hereof, the closing of the Merger shall occur no later than ten business days following the later to occur of (i) the receipt of all required regulatory approvals and the expiration of any applicable waiting periods and (ii) the approval of the Merger by the shareholders of the Company, or at such other date or time upon which Parent and the Company mutually agree (the “Closing”). The Merger shall be effected by the filing of a certificate with the Federal Deposit Insurance Corporation (the “FDIC”) on the day of the Closing (the “Closing Date”), in accordance with the Bank Merger Act, and by filing a Certificate of Merger with the New Jersey Department of Banking and Insurance (the “New Jersey Department”) on the day of the Closing in accordance with the New Jersey Banking Act of 1948, as amended, and any regulations promulgated thereunder (the “New Jersey Banking Law”). The “Effective Time” means the date and time upon which the certificates are filed with the Federal Deposit Insurance Corporation and the New Jersey Department, or as otherwise stated in the certificates, in accordance with the Bank Merger Act and New Jersey Banking Law. At the Effective Time, the amount of capital of the Parent’s Bank shall be $456.5 million, divided into 1,132,043 shares of $7.50 par value common stock, including surplus of approximately $335.4 million, undivided profits of $113.0 million and accumulated other comprehensive income (loss) of $(387.4) thousand including capital reserves, to be adjusted however, for (i) earnings of the Company, Pascack Community Bank and the Parent’s Bank between December 31, 2015 and the Effective Time, (ii) dividends declared and paid by the Company, Pascack Community Bank and the Parent’s Bank between December 31, 2015 and the Effective Time and (iii) purchase accounting adjustments relating to the merger of Pascack Community Bank into the Parent’s Bank and the Merger of the Company into the Parent’s Bank, subject to Parent’s right to modify the amounts set forth in this sentence in its discretion prior to the Effective Time to more accurately reflect the combined capital of the Company, Pascack Community Bank and the Parent’s Bank.

1.3. Charter and Bylaws. The Charter and Bylaws of the Parent’s Bank as in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until thereafter amended as provided therein and by applicable law. There shall be no change to the certificate of incorporation and bylaws of Parent. The name of the Surviving Bank shall be Lakeland Bank.

1.4. Directors and Officers of Surviving Bank. The directors of the Parent’s Bank immediately prior to the Effective Time shall be the initial directors of the Surviving Bank, each to hold office in accordance with the Charter and Bylaws of the Surviving Bank. The officers of the Parent’s Bank immediately prior to the Effective Time shall be the initial officers of the Surviving Bank, in each case until their respective successors are duly elected or appointed and qualified. There shall be no change to the directors and officers of Parent.

1.5. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects as set forth in this Agreement and in the New Jersey Banking Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Parent’s Bank shall possess all of the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

1.6. Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.

1.7 Conversion of Company Common Stock.

(a) At the Effective Time, subject to the other provisions of this Section 1.7 and Sections 2.2(e) and 8.1(k) of this Agreement, each share of the Company’s common stock, par value $5.00 per share (“Company

Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (i) Dissenters’ Rights Shares, (ii) shares of Company Common Stock held in the Company’s treasury and (iii) shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries (except for Trust Account Shares and DPC Shares)), shall by virtue of this Agreement and without any action on the part of the Company, Parent or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive, 1.25 shares of common stock, no par value, of Parent (“Parent Common Stock”) (such shares, the “Per Share Common Stock Consideration” and the ratio of such number to one, the “Exchange Ratio”).

(b) At the Effective Time, (i) all shares of Company Common Stock that are owned by the Company as treasury stock and (ii) all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Parent or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Parent Common Stock which are similarly held, being referred to herein as “DPC Shares”)), shall be canceled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), if any, shall become treasury stock of Parent.

(c) Except as otherwise provided in Section 1.13 with respect to Dissenters’ Rights Shares, on and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) shall cease to have any rights as shareholders of the Company, except the right to receive the Per Share Common Stock Consideration and any cash in lieu of fractional shares for each such share held by them. The consideration which any holder of Company Common Stock is entitled to receive pursuant to this Article I is referred to herein as the “Merger Consideration”. The consideration which all of the Company shareholders are entitled to receive pursuant to this Article I is referred to herein as the “Aggregate Merger Consideration”.

(d) Notwithstanding any provision herein to the contrary, if, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend declared thereon with a record date within said period, appropriate adjustments shall be made to the Exchange Ratio.

1.8 No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying such fractional interest by the Parent Common Stock Average Price. All shares of Company Common Stock held by any such former shareholder immediately prior to the Effective Time shall be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder.

1.9 Exchange Agent. The Company and Parent hereby appoint American Stock Transfer and Trust Company (or such other transfer agent as Parent shall designate in good faith) as the exchange agent (the “Exchange Agent”) for purposes of effecting the conversion of Company Common Stock hereunder.

1.10 Stock Options. The Company represents to Parent that (i) all outstanding options that, as of the date hereof, may be exercised for shares of Company Common Stock (whether or not vested) (each, a “Stock Option” and collectively the “Stock Options”) are described in Section 3.2(a) of the Company Disclosure Schedule and are presently governed by plans referenced in Section 3.2(a) of the Company Disclosure Schedule (collectively, the “Company Stock Compensation Plans”) and the agreements pursuant to which such Stock Options were granted (each, an “Option Grant Agreement”), (ii) the Stock Options presently governed by the Company Stock Compensation Plans represent the right to purchase Company Common Stock and not the capital stock of any Subsidiary of the Company and (iii) true and complete copies of the Company Stock Compensation Plans and each Option Grant Agreement relating to outstanding Stock Options have been delivered to Parent. Prior to the Closing, the Company’s Board of Directors shall take all actions necessary such that all Stock Options that are outstanding immediately prior to the Effective Time (“Old Stock Options”) (i) are fully vested in advance of the Effective Time in accordance with the terms of the Company Stock Compensation Plans and (ii) shall be forfeited (if not exercised) prior to the Effective Time or, in the case of Old Stock Options that are In-the Money Old Stock Options, if the holders thereof execute and deliver prior to the Effective Time an option cancellation agreement in form and substance reasonably satisfactory to Parent, cancelled in exchange for a payment to be made by Parent to any such holder promptly after the later of the Effective Time and Parent’s receipt of such holder’s option cancellation agreement and cancelled Old Stock Option, such payment to be in an amount equal to the Option Cancellation Amount. For purposes of this Agreement, (I) the term “Option Cancellation Amount” shall mean, for an Old Stock Option covering a specified number of shares of Company Common Stock outstanding immediately prior to the Effective Time, an amount equal to (x) the number of shares of Company Common Stock covered by such Old Stock Option immediately prior to the Effective Time multiplied by (y) the amount, if any, by which (A) the product of the Closing Date Price multiplied by the Exchange Ratio exceeds (B) the exercise price of such Old Stock Option (subject to equitable adjustment in the event of a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend affecting the Company Common Stock), (II) the term “In the Money Old Stock Options” means Old Stock Options for which (M) the product of the Closing Date Price multiplied by the Exchange Ratio exceeds (N) the exercise price of such Old Stock Option (subject to equitable adjustment in the event of a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend affecting the Company Common Stock), (III) the term “Out of the Money Old Stock Options” means all Old Stock Options that are not In the Money Old Stock Options and (IV) the term “Closing Date Price” means the closing sale price of Parent Common Stock as reported on the NASDAQ Global Select Market (as reported in an authoritative source chosen by Parent) on the date on which the Effective Time occurs, or if no such closing sale price is reported on such date, on the next day on which such closing sale price is reported. For the avoidance of doubt, Old Stock Options that are both Out of the Money Old Stock Options and unexercised prior to the Effective Time shall be forfeited as of the Effective Time without payment, in accordance with the terms of the Company Stock Compensation Plans.

1.11 Common Stock. Except for shares of Parent Common Stock owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of Parent as contemplated by Section 1.7(b) of this Agreement, the shares of Parent Common Stock and the common stock of the Parent’s Bank issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.12 Withholding Rights. Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from funds provided by the holder or from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock and Old Stock Options, the minimum amounts (if any) that Parent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of Tax Law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock and Old Stock Options in respect of which such deduction and withholding was made by Parent.

1.13 Dissenters’ Rights Shares.

(a) The shares of Company Common Stock held by those shareholders of the Company who have timely and properly exercised their dissenter’s rights in accordance with all applicable laws, including without limitation the provisions of N.J.S.A. 17:9A-140 et seq. (collectively, the “Dissenters’ Rights Laws”), are herein referred to as “Dissenters’ Rights Shares”. Each Dissenters’ Rights Share, the holder of which, as of the Effective Time, has not effectively withdrawn or lost his, her or its dissenter’s rights under the Dissenters’ Rights Laws, shall not be converted into Parent Common Stock, but the holder thereof shall be entitled only to such rights as are granted by the Dissenters’ Rights Laws. Each holder of Dissenters’ Rights Shares who becomes entitled to payment for his, her or its Company Common Stock pursuant to the Dissenters’ Rights Laws shall receive payment therefor from the Surviving Bank (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Dissenters’ Rights Laws). If any holder of Dissenters’ Rights Shares shall withdraw or lose his, her or its dissenters’ rights under the Dissenters’ Rights Laws, such Dissenters’ Rights Shares shall be converted into Parent Common Stock in accordance with the provisions of this Merger Agreement as if such shares were not Dissenters’ Rights Shares.

(b) The Company will give Parent (i) prompt notice of any written objections, notices, withdrawals of objections or notices and any other instruments served pursuant to the Dissenters’ Rights Laws and received by the Company, and (ii) the opportunity to direct all negotiations with and proceedings with respect to holders of Dissenters’ Rights Shares. The Company will not, except with the prior written consent of the Parent, (i) voluntarily make any payment with respect to any demands for payment under the Dissenters’ Rights Laws or (ii) settle or offer to settle any such demands.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Shares and Cash Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing shares of Parent Common Stock and cash in an amount sufficient to cover the Aggregate Merger Consideration (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.7 of this Agreement and paid pursuant to Section 2.2(a) of this Agreement in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares.

(a) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After the Effective Time, upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such former holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash to be paid in lieu of fractional shares or on any unpaid dividends or distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock, if any, represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for Merger Consideration as determined in accordance with Article I of this Agreement and this Article II.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment shares of Parent Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property Laws, escheat Laws and any other applicable Law, become the property of Parent (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the cash and/or shares of Parent Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

References herein to the “Company Disclosure Schedule” shall mean all of the disclosure schedules required by this Article III and Articles V and VI, dated as of the date hereof and referenced to the applicable specific sections and subsections of Articles III, V and VI of this Agreement, which have been delivered on the date hereof by the Company to Parent. Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a state-chartered commercial banking corporation duly organized and validly existing under the Laws of the State of New Jersey. The deposit accounts of the Company are insured by the FDIC through the FDIC’s Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Company. Copies of the certificate of incorporation and by-laws of the Company have previously been delivered to Parent; such copies are true and complete copies of such documents as in effect as of the date of this Agreement.

(b) The Company does not have, and has never had, any Subsidiaries.

(c) The minute books of the Company contain true and complete records of all meetings and other actions held or taken since December 31, 2010 (or since the date of formation with respect to any such entity formed on or after December 31, 2010) by its shareholders and Board of Directors (including committees of its Board of Directors). Copies of such minute books have been made available to Parent.

(d) Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, the Company does not own or control, directly or indirectly, any equity interest in any corporation, company, limited liability company, association, partnership, joint venture or other entity except for shares held by the Company in a fiduciary or custodial capacity in the Ordinary Course of Business (which, except as disclosed in Section 3.1(d) of the Company Disclosure Schedule, do not in the aggregate constitute more than 5% of the voting shares or interests in any such corporation, company, limited liability company, association, partnership, joint venture or other entity) and except that which the Company holds pursuant to satisfaction of obligations due to the Company and which are disclosed in Section 3.1(d) of the Company Disclosure Schedule.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists, and at Closing will consist, solely of 5,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $5.00 per share (“Company Preferred Stock”). As of the date hereof, there were 2,412,939 shares of Company Common Stock outstanding, no shares of Company Common Stock held by the Company as treasury stock, 3,500 shares of Series A Preferred Stock outstanding, no shares of any other series of Company Preferred Stock outstanding and no shares of Company Preferred Stock held by the Company as treasury stock. As of the date hereof, there were no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 313,832 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Compensation Plans and described in Section 3.2(a) of the Company Disclosure Schedule. All statements made in Section 1.10 of this Agreement regarding the outstanding Stock Options are accurate. Section 3.2(a) of the Company Disclosure Schedule sets forth with respect to each outstanding Stock Option: the name of the holder, the number of shares of Company Common Stock covered thereby, the date of grant, the exercise price, the vesting schedule, the expiration date and whether such Stock Option constitutes an incentive stock option under the Code. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 3.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock, Company Preferred Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock or any other equity security of the Company.

(b) Assuming compliance by Parent with Section 1.10 of this Agreement, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character by which the Company will be bound calling for the purchase or issuance of any shares of the capital stock or other equity interests of the Company and there will be no agreements or understandings with respect to the voting of any such shares or other equity interests binding on the Company.

(c) The Company Stock Compensation Plans have been duly authorized, approved and adopted by the Board of Directors of the Company and the Company’s shareholders. With respect to each grant of Stock Options, (i) each such grant was duly authorized no later than the date on which the grant was by its terms to be effective by all necessary action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents, (ii) the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each such grant was made in accordance with the terms of the applicable Company Stock Compensation Plan and with all applicable Laws, and (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the Company Financial Statements. The Company has not granted, and there is no and has been no Company policy or practice to grant, any Stock Options prior to, or otherwise coordinated the grant of Stock Options with, the release or other public announcement of material information regarding the Company or its financial results or prospects. There are no outstanding or authorized stock appreciation, restricted stock, phantom stock, profit participation or other similar rights with respect to the Company.

(d) No bonds, debentures, trust-preferred securities or other similar indebtedness of the Company are issued or outstanding.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to (x) the Parties’ obtaining (i) all bank regulatory approvals required to effectuate the Merger and (ii) the other approvals listed in Section 3.4 of this Agreement and (y) the approval of the holders of the Company Common Stock as contemplated herein, to consummate the transactions contemplated hereby. On or prior to the date of this Agreement, the Company’s Board of Directors has (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its shareholders and declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) directed that this Agreement and the transactions contemplated hereby be submitted to the holders of the Company Common Stock for approval at the Company Shareholders’ Meeting and (iv) resolved to recommend that the holders of the Company Common Stock approve the Merger and this Agreement at the Company Shareholders’ Meeting (the “Company Board Recommendation”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. Except for the adoption of this Agreement by the requisite vote of the holders of the Company Common Stock, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Parent’s Bank) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, or compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or by-laws of the Company, or (ii) assuming that the consents and approvals referred to in Section 3.4 of this Agreement are duly obtained and except as set forth in Section 3.3(b) of the Company Disclosure Schedule, (x) violate any Law or Order applicable to the Company, or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company is a party, or by which it or its properties or assets may be bound or affected, except, with respect to (ii) above, such as individually or in the aggregate will not have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of applications, notices and certifications, as applicable, with the FDIC and approval of such applications and notices, (b) the filing of applications, notices and certifications, as applicable, with the New Jersey Department and approval of such applications and notices, (c) the filing with and declaration of effectiveness by the Securities and Exchange Commission (the “SEC”) of the registration statement on Form S-4 (the “S-4”) in which the proxy statement in definitive form relating to the meeting of the holders of the Company Common Stock to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement”) will be included as a proxy statement and prospectus, (d) the approval of this Agreement and the Merger by the requisite vote of the holders of the Company Common Stock, (e) the approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ Global Select Market, (f) approvals from the Treasury and applicable Bank Regulators with respect to the SBLF Redemption described in Section 6.4 of this Agreement, (g) such filings as shall be required to be made with any applicable state securities bureaus or commissions, (h) such consents, authorizations or approvals as shall be required under the Environmental Laws and (i) such other filings, authorizations or approvals as may be set forth in Section 3.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary on behalf of the Company in connection with (1) the execution and delivery by the Company of this Agreement and (2) the consummation by the Company of the Merger and the other transactions contemplated hereby.

3.5 Reports.

(a) The Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with (i) the New Jersey Department, (ii) the FDIC and (iii) any other Governmental Entity that regulates the Company (collectively with the New Jersey Department and the FDIC, the “Company Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by the Company Regulatory Agencies in the regular course of the business of the Company, and except as set forth in Section 3.5(a) of the Company Disclosure Schedule, no Company Regulatory Agency has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company since December 31, 2012, the effect of which is reasonably likely to have a Material Adverse Effect on the Company or to delay approval of the Merger by any Governmental Entity having jurisdiction over the Merger, Parent or the Company or which is reasonably likely to result in such Governmental Entity’s objecting to the Merger. There is no unresolved violation, criticism, or exception by any Company Regulatory Agency with respect to any report or statement relating to any examinations of the Company the effect of which is reasonably likely to have a Material Adverse Effect on the Company or to delay approval of the Merger by any Governmental Entity having jurisdiction over the Merger, Parent, Parent’s Subsidiaries or the Company or which is reasonably likely to result in such Governmental Entity’s objecting to the Merger.

(b) The Company has not registered, and has not been required to register, any shares of its capital stock under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has not filed, or been required to file, with the SEC under the Securities Act or the Exchange Act any reports, schedules, registration statements, prospectuses or other documents.

(c) The records, systems, controls, data and information of the Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has designed disclosure controls and procedures to ensure that material information relating to the Company is made known to the management of the Company by others within the Company as appropriate to allow timely decisions regarding required disclosure to the Company Regulatory Agencies. Management of the Company has (i) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (2) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and (ii) identified for the Company’s auditors any material weaknesses in internal controls. The Company’s management has not performed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or against the 2013 framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), but the Company has no reason to believe that, if required, such assessment would result in the identification of any material weaknesses or significant deficiencies in the Company’s internal accounting controls.

(d) Except as set forth in Section 3.5(c) of the Company Disclosure Schedule, since January 1, 2013, neither the Company nor to the Knowledge of the Company, any member of the Company’s Board of Directors or executive officer of the Company, has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.

3.6 Financial Statements.

(a) The Company has previously made available to Parent copies of (i) the statements of financial condition of the Company as of December 31, 2013 and 2014, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2012, 2013 and 2014, in each case accompanied by the audit report of BDO USA, LLP (the “Company Accounting Firm”), independent public accountants with respect to the Company, and the notes related thereto (the “Audited Financial Statements”) and (ii) the unaudited statement of financial condition of the Company as of September 30, 2015 and the related unaudited statements of income for the nine months ended September 30, 2014 and 2015 (in the case of such unaudited statements of income, as set forth in the Company’s Call Reports filed with the FDIC), and the notes, if any, related thereto (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Company Financial Statements”). The statements of financial condition of the Company (including the related notes, where applicable) included within the Company Financial Statements fairly present the financial position of the Company as of the dates thereof, and the statements of income, changes in shareholders’ equity and cash flows included within the Company Financial Statements, where applicable, fairly present the Company’s results of operations, changes in shareholders’ equity and cash flows for the respective fiscal periods therein set forth. Each of the Audited Financial Statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved. Each of the Unaudited Financial Statements (including the related notes, where applicable) has been prepared in accordance with all applicable rules relating to the filing of Call Reports with the FDIC (“RAP”), consistently applied during the periods involved. The books and records of the Company have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, and reflect only actual transactions.

(b) Except as and to the extent reflected, disclosed or reserved against in the Audited Financial Statements (including the notes thereto), as of December 31, 2014, the Company did not have any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition of the Company which were required to be so disclosed under GAAP. Since December 31, 2014, the Company has not incurred any liabilities except in the Ordinary Course of Business, except as specifically contemplated by this Agreement.

(c) Since December 31, 2014, there has not been any material change in the internal controls utilized by the Company to assure that its financial statements conform with GAAP. The Company is not aware of any significant deficiencies or material weaknesses in the design or operation of such internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and is not aware of any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in such internal controls.

(d) The Company Accounting Firm is and has been throughout the periods covered by the Company Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002) and (y) “independent” with respect to the Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. Section 3.6(d) of the Company Disclosure Schedule lists all non-audit services performed by the Company Accounting Firm (or any other of its then independent public accountants) for the Company since January 1, 2013.

3.7 Broker’s and Other Fees. Other than as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Raymond James & Associates, Inc. (the “Advisory Firm”) in accordance with the terms of a letter agreement between the Advisory Firm and the Company, a true and complete copy of which has previously been delivered by the Company to Parent. Other than the fees payable to the Advisory Firm (as set forth in the above-mentioned letter agreement), there are no fees payable by the Company to its financial advisors in connection with this Agreement or the transactions contemplated hereby or which would be triggered by consummation of the Merger or the termination of the services of such advisors by the Company. Section 3.7 of the Company Disclosure Schedule sets forth the basis upon which the Company will pay fees and expenses to its accountants and attorneys in connection with the transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Except as set forth in Section 3.8(a) of the Company Disclosure Schedule or as contemplated by this Agreement, since December 31, 2014, the Company has carried on its business in the Ordinary Course of Business. Since December 31, 2014, there has not been any change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on the Company.

(b) Except as set forth in Section 3.8(b) of the Company Disclosure Schedule, since December 31, 2015, the Company has not (i) increased the wages, salaries, compensation, pension, or other benefits or perquisites payable to any current or former officer, employee, or director from the amount thereof in effect as of December 31, 2015 (which amounts have been previously disclosed to Parent), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (iv) been subject to any action, suit, claim, demand, labor dispute or grievance relating to any labor or employment matter involving the Company, including charges of wrongful dismissal or discharge, discrimination, wage and hour violations, or other unlawful labor and/or employment practices or actions, or (v) entered into, or amended, any employment, deferred compensation, change in control, retention, consulting, severance, termination or indemnification agreement with any such current or former officer, employee or director or any Company Benefit Plan or other employee benefit plan, program or arrangement.

(c) Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as set forth in Section 3.8(d) of the Company Disclosure Schedule, since December 31, 2015, there has not been:

(i) any grant, award or issuance of Stock Options or restricted stock (in any event, identifying in Section 3.8(d) of the Company Disclosure Schedule the issue date, exercise price and vesting schedule, as applicable, for grants, awards or issuances since December 31, 2015) or amendment or modification to the terms of any Stock Options,

(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock,

(iii) any split, combination or reclassification of any of the Company’s capital stock,

(iv) any issuance or the authorization of any issuance of any shares of the Company’s capital stock, except for issuances of Company Common Stock upon the exercise of Stock Options awarded prior to the date hereof in accordance with their original terms,

(v) except insofar as may have been required by a change in GAAP or regulatory accounting principles, any change in accounting methods, principles or practices by the Company affecting its assets, liabilities or business, including, without limitation, any reserving, renewal or residual method, or estimate of practice or policy,

(vi) any Tax election or change in any Tax election, amendment to any Tax Return, closing agreement with respect to Taxes, or settlement or compromise of any Tax liability by the Company,

(vii) any material change in the investment policies or practices of the Company, or

(viii) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.9 Legal Proceedings.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, the Company is not a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any material nature against the Company or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, there is no Order imposed upon the Company or the assets of the Company.

3.10 Taxes.

(a) Except where a failure to file Tax Returns, a failure of any such Tax Return to be complete and accurate in any respect or the failure to pay any Tax, individually or in the aggregate, would not be material to the results of operations or financial condition of the Company, (i) the Company has timely filed (taking into account all available extensions) (and until the Effective Time will so file) all Tax Returns required to be filed by it in all jurisdictions, (ii) all such Tax Returns are (or, in the case of Tax Returns to be filed prior to the Effective Time, will be) true and complete in all respects, and (iii) the Company has duly and timely paid (and until the Effective Time will so pay) all Taxes that are required to be paid by it, except with respect to matters contested in good faith in appropriate proceedings and adequately reserved in the Company Financial Statements. The unpaid Taxes of the Company (x) did not, as of the date of each statement of condition included in the Company Financial Statements, exceed the accruals and reserves for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Financial Statements (rather than in any notes thereto), and (y) will not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of the Company in filing its Tax Returns. The Company has not waived any statute of limitations with respect to any material Taxes or, to the extent related to such Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, in each case to the extent such waiver or agreement is currently in effect. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, the Tax Returns of the Company which have been examined by the Internal Revenue Service (the “IRS”) or the appropriate state, local or foreign Tax authority have been resolved and either no deficiencies were asserted as a result of such examinations or any asserted deficiencies have been paid in full and reflected in the Company Financial Statements. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, there are no current, pending or, to the Knowledge of the Company, threatened actions, audits, or examinations by any Governmental Entity responsible for the collection or imposition of Taxes with respect to the Company, or any pending judicial Tax proceedings or any other Tax disputes, assessments or claims. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, as of the date of this Agreement, the Company has not received (i) a request for information related to Tax matters, or (ii) a notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Entity responsible for the collection or imposition of Taxes with respect to the Company. The Company has made available to Parent true and complete copies of the United States federal, state, local and foreign income Tax Returns filed by the Company and all examination reports and statements of deficiency assessed against or agreed to by the Company since December 31, 2010. There are no material Liens with respect to any Taxes upon any of the Company’s assets, other than Permitted Liens. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, the Company (i) has not requested any extension of time within which to file any Tax Return which Tax Return has not since been filed, (ii) is not a party to any agreement providing for the allocation or sharing of Taxes or otherwise have any liability for Taxes of any person other than the Company, (iii) has not issued or assumed any obligation under Section 279 of the Code, any high yield discount obligation as described in Section 163(i)(1) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form, (iv) is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, (v) is not and has not been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing consolidated United States federal income Tax Returns (other than such a group the common parent of which is or was the Company), (vi) has not been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign Law) applied, and (vii) has not participated in or otherwise engaged in any “Reportable Transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(c) Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, no officer, director, employee or contractor (or former officer, director, employee or contractor) of the Company is entitled to now, or will or may be entitled to as a consequence of this Agreement or the Merger (either alone or in conjunction with any other event), any payment or benefit from the Company or from Parent or any of its Subsidiaries which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder.

(d) Each plan, program, arrangement or contract that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such in Section 3.10(d) of the Company Disclosure Schedule. The terms of each of the Company’s “nonqualified deferred compensation plans” subject to Code Section 409A (and associated U.S. Treasury Department guidance) comply with Code Section 409A (and associated U.S. Treasury Department guidance) and each such “nonqualified deferred compensation plan” has been operated in compliance with Code Section 409A (and associated U.S. Treasury Department guidance) and no such nonqualified deferred compensation plan has been materially modified within the meaning of Code Section 409A (and associated U.S. Treasury Department guidance). Each Stock Option has an exercise price that equals or exceeds the fair market value of a share of Company Common Stock as of the date of grant of such Stock Option (and as of any later modification thereof within the meaning of Section 409A of the Code).

(e) The Company is not required to pay, gross up, or otherwise indemnify any officer, director, employee or contractor for any Taxes, including potential Taxes imposed under Section 409A or Section 4999 of the Code. The Company has not made any payments to employees that are not deductible under Section 162(m) of the Code and consummation of the Merger will not cause any payments to employees to not be deductible thereunder.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Schedule, the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) election under Section 108(i) of the Code; or (vii) income that accrued in a prior taxable period but that was not included in taxable income for that or another prior taxable period.

(g) Except as set forth in Section 3.10(g) of the Company Disclosure Schedule (i) the Company has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) the Company has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) would not be material to the results of operations or financial condition of the Company.

(h) For the purposes of this Agreement, (i) the term “Taxes” shall mean, with respect to any person, all federal, state, local, foreign and other taxes, customs, tariffs, imposts, levies, duties, government fees or other like assessments or charges of any kind imposed by any jurisdiction, including all income, gross receipts, franchise, profits, withholding, sales, use, ad valorem, goods and services, transfer, registration, license, recording, payroll, social security, employer health, unemployment, disability, employment (including federal and state income tax withholding, backup withholding, employment insurance, workers’ compensation or other payroll taxes, contributions, payments or premiums, as the case may be), environmental (including taxes under Code Section 59A), capital stock, excise, severance, stamp, occupation, premium, windfall profits, prohibited transaction, property, value-added, alternative or add on minimum, net worth, estimated or any other taxes, and any transfer pricing penalties, any amounts payable pursuant to agreements providing for payments in lieu of tax payments, any interest, penalties and additions imposed with respect to such amounts, whether disputed or not, and any liability for tax payments as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (ii) the term “Tax Return” shall mean any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, to be filed (whether on a mandatory or elective basis) with any Governmental Entity responsible for the collection or imposition of Taxes.

3.11 Employee Benefits; Labor and Employment Matters.

(a) Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate of the Company sponsors, maintains, administers, contributes to or has an obligation to contribute to or liability under (i) any “employee pension benefit plan”, within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Company Pension Plans”), (ii) any “employee welfare benefit plan”, within the meaning of Section 3(l) of ERISA (the “Company Welfare Plans”), or (iii) any other employee benefit plan, program, policy, agreement or arrangement, including any deferred compensation, retirement, profit sharing, incentive, bonus, commission, stock option or other equity based, phantom, change in control, retention, employment, consulting, severance, dependent care, sick leave, vacation, flex, cafeteria, retiree health or welfare, supplemental income, fringe benefit or other similar plan, program, policy, agreement or arrangement, whether written or unwritten (collectively with the Company Pension Plans and the Company Welfare Plans, the “Company Benefit Plans”). Neither the Company nor any of its ERISA Affiliates (i) has ever established, maintained, sponsored, participated in or contributed to any plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) has ever contributed to or had an obligation to contribute to any “multiemployer plan”, within the meaning of Sections 3(37) and 4001(a)(3) of ERISA. No Company Benefit Plan is a multiple employer plan as defined in Section 210 of ERISA. As used herein, “ERISA Affiliate” means any entity required to be aggregated with the Company under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(b) The Company has delivered to Parent true and complete copies of each of the following with respect to each of the Company Benefit Plans to the extent applicable: (i) each Company Benefit Plan (together with any and all amendments thereto), summary plan description, summary of material modifications, employee handbooks or manuals or, where a Company Benefit Plan has not been reduced to writing, a summary of all material terms of such Company Benefit Plan; (ii) trust agreement, insurance contract, annuity contract or other funding instruments if any; (iii) the three most recent actuarial reports, if any; (iv) the three most recent financial statements, if any; (v) the three most recent annual reports on Form 5500, including any schedules and attachments thereto; (vi) all determination, opinion, notification and advisory letters and rulings, compliance statements, closing agreements, or similar materials specific to each Company Benefit Plan from the IRS or any Governmental Entity and copies of all pending applications and correspondence regarding actual or potential audits or investigations to or from the IRS, the Department of Labor (the “DOL”) or any other Governmental Entity with respect to any Company Benefit Plan; (vii) all material written contracts relating to each Company Benefit Plan, including fidelity or ERISA bonds and administrative service agreements; and (viii) all current communications material to any employee or group of employees relating to any Company Benefit Plan and any proposed Company Benefit Plans.

(c) All contributions (including all employer contributions and employee salary reduction contributions) and premium payments required to be made to or with respect to each Company Benefit Plan under the terms thereof, ERISA or other applicable Law have been timely made, and all amounts properly accrued to date as liabilities of the Company which have not been paid have been properly recorded on the books of the Company.

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, each of the Company Benefit Plans has been operated in all material respects in accordance with its terms and in compliance with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, the IRS has issued a favorable determination letter with respect to each Company Pension Plan that is intended to be qualified under Section 401(a) of the Code to the effect that the Company Pension Plan satisfies the requirements of Section 401(a) of the Code (taking into account all changes in qualification requirements under Section 401(a) for which the applicable “remedial amendment period” under Section 401(b) of the Code has expired) and, to the Knowledge of the Company, no condition or circumstance exists which could disqualify any such plan. Each Company Pension Plan subject to the provisions of Section 401(k) or 401(m) of the Code, or both, has been tested for and has satisfied the requirements of Section 401(k)(3), Section 401(m)(2) and Section 416 of the Code, as applicable, for each of the last three plan years. There has not been, nor is there likely to be, a partial termination of any Company Pension Plan within the meaning of Section 411(d)(3) of the Code. None of the assets of any Company Pension Plan are invested in or consist of Company Common Stock.

(e) No non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA, has occurred with respect to any of the Company Benefit Plans. Neither the Company nor any plan fiduciary of any Company Benefit Plan has engaged in, or has any liability in respect of, any transaction in violation of Section 404 of ERISA.

(f) There are no pending, or, to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto. None of the Company Benefit Plans is the subject of any pending or any threatened investigation, audit or administrative proceeding, including any voluntary compliance submission through the IRS’s Employee Plans Compliance Resolution System or the DOL’s Voluntary Fiduciary Correction Program, by or with the IRS, the DOL or any other Governmental Entity.

(g) Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, no Company Benefit Plan provides medical benefits, death benefits or other non-pension benefits (whether or not insured) beyond an employee’s retirement or other termination of service, other than (i) coverage mandated by continuation coverage laws, or (ii) death benefits under any Company Pension Plan. There are no unfunded benefit obligations which are not accounted for by full reserves shown in the Company Financial Statements, or otherwise noted on the Company Financial Statements.

(h) There are no welfare benefit funds (within the meaning of Section 419 of the Code) related to a Company Welfare Plan, and any Company Welfare Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies with all of the applicable material requirements of Section 4980B of the Code.

(i) With respect to each Company Benefit Plan that is funded wholly or partially through an insurance policy, there will be no liability of the Company as of the Effective Time under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time.

(j) Except as set forth in Section 3.11(j) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as a termination of employment) (i) entitle any current or former officer, employee, director or consultant of the Company to severance pay, bonus, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, funding, vesting, or increase the amount, of any bonus or any compensation due to, or result in the forgiveness of any indebtedness of, any current or former officer, employee, director or consultant of the Company.

(k) Neither the Company nor any of its ERISA Affiliates has announced an intention to create, or has otherwise created, a legally binding commitment to adopt any additional Company Benefit Plans or to amend or modify any existing Company Benefit Plan.

(l) With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any ERISA Affiliate would be subject to any liability (other than a liability to pay benefits thereunder) under the terms of such Company Benefit Plans, ERISA, the Code or any other applicable law which has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

(m) The Company is not, and has never been, a party to any collective bargaining agreement or other labor agreement, nor is any such agreement being negotiated and, to the Knowledge of the Company, no activities or proceedings are underway by any labor union, organization, association or other employee representation group to organize any employees of the Company. No work stoppage, slowdown or labor strike against the Company is pending or, to the Knowledge of the Company, threatened. The Company (i) does not have direct or indirect liability with respect to any misclassification of any individual as an independent contractor or temporary worker hired through a temporary worker agency rather than as an employee, (ii) is in compliance in all material respects with all applicable Laws respecting employment, employment practices, labor relations, employment discrimination, health and safety, terms and conditions of employment and wages and hours and (iii) has not received any written remedial order or notice of offense under applicable occupational health and safety Laws. The Company has not incurred, and does not expect to incur, any liability or obligation under the Worker Adjustment and Retraining Notification Act, the regulations promulgated thereunder or any similar state or local Law.

(n) There is no unfair labor practice charge or complaint against the Company pending or, to the Knowledge of the Company, threatened, before the National Labor Relations Board, any court or any Governmental Entity.

(o) With respect to the Company, there are no pending or, to the Knowledge of the Company, threatened actions, charges, citations or Orders concerning: (i) wages, compensation or violations of employment Laws prohibiting discrimination, (ii) representation petitions or unfair labor practices, (iii) violations of occupational safety and health Laws, (iv) workers’ compensation, (v) wrongful termination, negligent hiring, invasion of privacy or defamation or (vi) immigration and naturalization or any other claims under state or federal labor Law.

(p) Section 3.11(p) of the Company Disclosure Schedule contains a complete and correct list of (i) the names, job titles, current annual compensation, two (2) most recent annual bonuses, overtime exemption status and active or inactive status (and, if inactive, the reason therefor) of each current employee of the Company whose annual salary and bonus for the year ended December 31, 2015 was in excess of $80,000 (calculated on a per annum basis with respect to any such employee who was not employed by the Company for the entire year), (ii) the names of each director of the Company, and (iii) the name of each individual who currently provides, or who has within the prior twelve (12) month period provided, services (other than services by vendors in the Ordinary Course of Business) to the Company as an independent contractor and the amount paid to such independent contractor by the Company during each of the years ended December 31, 2014 and December 31, 2015. To the Knowledge of the Company, no employee named in Section 3.11(p) of the Company Disclosure Schedule has any current plans to terminate employment or service with the Company. Other than as set forth in Section 3.11(p) of the Company Disclosure Schedule, all employees of the Company are employed at will.

(q) Section 6.11(b) of the Company Disclosure Schedule accurately sets forth the amounts payable upon consummation of the Merger under the agreements described therein.

3.12 Company Information.

(a) The information relating to the Company to be contained in the Proxy Statement, as of the date the Proxy Statement is mailed to shareholders of the Company, and up to and including the date of the meeting of shareholders of the Company to which such Proxy Statement relates, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information relating to the Company to be contained in the Company’s regulatory applications, including without limitation its applications to the FDIC and the New Jersey Department, will be accurate in all material respects.

3.13 Compliance with Applicable Law.

(a) General. Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, the Company holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and the Company has complied with, and is not in default in any respect under any, applicable Law of any federal, state or local Governmental Entity relating to the Company or its Subsidiaries (other than where such defaults or non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on the Company). Except as disclosed in Section 3.13(a) of the Company Disclosure Schedule, the Company has not received notice of violation of, and does not know of any such violations of, any of the above which have or are likely to have a Material Adverse Effect on the Company.

(b) Community Reinvestment Act and Anti-Money Laundering. The Company is not a party to any agreement with any individual or group regarding Community Reinvestment Act matters and the Company does not have Knowledge of, and the Company has not been advised of, or have any reason to believe (because of the Company’s Home Mortgage Disclosure Act data for the year ended December 31, 2015, filed with the FDIC, or otherwise) that, any facts or circumstances exist which would cause the Company: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory;” or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of Treasury’s Office of Foreign Assets Control, or any other applicable anti- money laundering statute, rule or regulation. Furthermore, the Board of Directors of the Company has adopted and the Company has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that have not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

3.14 Certain Contracts.

(a) Except as disclosed in Section 3.14(a) of the Company Disclosure Schedule, the Company is not a party to or bound by any contract or understanding (whether written or oral) with respect to the employment or termination of any present or former officers, employees, directors or consultants. The Company has delivered to Parent true and complete copies of all written employment agreements, severance, change of control and other termination agreements with officers, employees, directors, or consultants to which the Company is a party or is bound.

(b) Except as disclosed in Section 3.14(b) of the Company Disclosure Schedule, (i) the Company is not a party to or bound by any commitment, agreement or other instrument that is material to the results of operations, cash flows or financial condition of the Company, (ii) no commitment, agreement or other instrument to which the Company is a party or by which it is bound limits the freedom of the Company to compete in any line of business, in any geographic area or with any person, and (iii) the Company is not a party to (A) any collective bargaining agreement or (B) any other agreement or instrument that (I) grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of the Company, (II) provides for material payments to be made by the Company upon a change in control thereof, (III) requires referrals of business or requires the Company to make available investment opportunities to any person on a priority or exclusive basis or (IV) requires the Company to use any product or service of another person on an exclusive basis. For purposes of clause (i) above, any contract with a remaining term of greater than ninety days or involving the payment of more than $25,000 (other than contracts relating to banking transactions in the Ordinary Course of Business) shall be deemed material.

(c) Except as disclosed in Section 3.14(c) of the Company Disclosure Schedule, the Company is not and, to the Knowledge of the Company, no other party thereto is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan or other commitment (except those under which the Company will be the creditor) or arrangement to which the Company is a party.

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, neither the entering into of this Agreement nor the consummation of the transactions contemplated hereunder by the Company will cause the Company or Parent or its Subsidiaries to become obligated to make any payment of any kind to any party, including but not limited to, any termination fee, breakup fee or reimbursement fee, pursuant to any agreement or understanding between the Company and such party, other than the payments contemplated by this Agreement.

(e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, the Company is not a party to or bound by any contract (whether written or oral) with respect to the services of any directors, consultants or other independent contractors that, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Bank or any of their respective Subsidiaries to any director, officer, consultant or independent contractor thereof.

(f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, the Company is not a party to or bound by any contract (whether written or oral) which (i) is a licensing, service or other agreement relating to any IT Assets, or is any other consulting agreement or licensing agreement not terminable on ninety days or less notice involving the payment of more than $25,000 per annum, or (ii) that materially restricts the conduct of any line of business by the Company.

(g) Section 3.14(g) of the Company Disclosure Schedule contains a schedule showing the good faith estimated present value as of December 31, 2015 of the monetary amounts payable (including any Tax indemnification payments in respect of income and/or excise Taxes) and identifying the in-kind benefits due under any plan other than a Tax-qualified plan for each of the directors of the Company and each of the officers set forth in Section 3.14(g) of the Company Disclosure Schedule, specifying the assumptions in such schedule. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14, whether or not set forth in Section 3.14 of the Company Disclosure Schedule, is referred to herein as a “Company Contract”. The Company has previously delivered to Parent true and complete copies of each Company Contract.

3.15 Agreements with Regulatory Agencies. Except as set forth in Section 3.15 of the Company Disclosure Schedule, the Company is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 3.15 of the Company Disclosure Schedule, a “Regulatory Agreement”), any Governmental Entity, nor has the Company been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement. The Company is not required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

3.16. Properties and Insurance.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) all material real property and interests in real property owned by the Company (individually, an “Owned Property” and collectively, the “Owned Properties”), and (ii) all leases, licenses, agreements or other instruments conveying a leasehold interest in real property by the Company as lessee or lessor (or licensee or license or, as applicable) (individually, a “Real Property Lease” and collectively, the “Real Property Leases” and, together with the Owned Properties, being referred to herein individually as a “Company Property” and collectively as the “Company Properties”).

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth the street address and Tax parcel identification number of all Owned Real Properties. The Company has furnished to Parent copies of all deeds, surveys and title policies relating to the Owned Real Properties and copies of all instruments, agreements and other documents evidencing, creating or constituting Liens on such Owned Real Properties to the extent in the possession of the Company.

(c) Section 3.16(c) of the Company Disclosure Schedule sets forth the street address and Tax parcel identification number of all real property leased by the Company under the Real Property Leases. The Company has furnished to Parent true and complete copies of all Real Property Leases and any and all amendments, modifications, restatements and supplements thereto. None of the Real Property Leases have been modified in any material respect, except to the extent that such modification is disclosed by the copy made available to Parent. The Real Property Leases are valid and enforceable in accordance with their respective terms and neither the Company nor, to the Knowledge of the Company, any other party thereto is in default thereunder in any material respect nor does any condition exist that with the giving of notice or passage of time, or both, would constitute a material default by the Company, other than defaults that have been cured by the Company or waived in writing. The Company has not leased or sub-leased any Company Property to any third parties.

(d) The Company has good and marketable title to all Owned Property, and a valid and existing leasehold interest under each of the Real Property Leases, in each case, free and clear of all Liens of any nature whatsoever except (A) Liens set forth on Section 3.16(d) of the Company Disclosure Schedule and (B) Permitted Liens. The Company enjoys peaceful, undisturbed and exclusive possession of each Company Property. All Company Property is in a good state of maintenance and repair, reasonable wear and tear excepted, does not require material repair or replacement in order to serve their intended purposes, including use and operation consistent with their present use and operation, except for scheduled maintenance, repairs and replacements conducted or required in the Ordinary Course of Business, conforms in all material respects with all applicable Laws and the Company Properties are considered by the Company to be adequate for the current business of the Company. There are no pending, or to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Company Property or any portion thereof. There is no option or other agreement (written or otherwise) or right in favor of others to purchase any interest in Owned Properties. With respect to any Company Property subject to the Real Property Leases, except as expressly provided in the Real Property Leases, the Company does not own or hold, and is not obligated under or a party to, any option, right of first refusal or other contractual right to purchase or acquire any real property or any portion thereof or interest therein. All real estate Taxes and assessments which are due and payable as of the date hereof with respect to the Company Property have been paid (or will, prior to the imposition of any penalty or assessment, be paid). The Company has not received any notice of any special Tax or assessment affecting any Company Property, and no such Taxes or assessments are pending or, to the Knowledge of the Company, threatened. Neither the Company Property nor the use or occupancy thereof violates in any way any applicable Laws, covenants, conditions or restrictions. The Company has made all material repairs and replacements to the Company Property that, to the

Company’s Knowledge, are required to be made by the Company under the Real Property Leases or as required under applicable Laws. The Company has delivered to Parent true and complete copies of all agreements that pertain to the ownership, management or operation of the Company Property.

(e) The tangible assets and other personal property owned or leased by the Company are in good condition and repair (ordinary wear and tear excepted) and are fit for use in the Ordinary Course of Business. Section 3.16(e)(i) of the Company Disclosure Schedule sets forth all leases of tangible assets and other personal property by the Company or its Subsidiaries (“Personal Property Leases”) involving annual payments in excess of $25,000. Except as set forth on Section 3.16(e)(ii) of the Company Disclosure Schedule, (i) the Company is not in default under any material provision of any Personal Property Lease and, to the Knowledge of the Company, none of the other counterparties thereto is in default under any material provision of any Personal Property Lease, (ii) no written or, to the Knowledge of the Company, oral notice has been received by the Company from any lessor under any Personal Property Lease that the Company is in material default thereunder, (iii) with respect to clauses (i) and (ii) above, to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of any payments due under such Personal Property Leases, (iv) each of the Personal Property Leases is valid and in full force and effect, (v) the Company’s possession and quiet enjoyment of the personal property leased under such Personal Property Leases has not been disturbed in any material respect and, to the Knowledge of the Company, there are no disputes with respect to such Personal Property Leases, (vi) the Company has not subleased, licensed or otherwise granted any Person the right to use the personal property leased under such Personal Property Leases and (vii) the Company has not collaterally assigned or granted any other security interest in and there are no Liens on the leasehold interest created by such Personal Property Leases. The Company has delivered to Parent true and complete copies of each written Personal Property Lease, and in the case of any oral Personal Property Lease, a written summary of the material terms of such Personal Property Lease.

(f) The business operations and all insurable properties and assets of the Company are insured for their benefit against all risks which, in the reasonable judgment of the management of the Company, should be insured against, in each case under policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the reasonable judgment of the management of the Company adequate for the business engaged in by the Company. The Company has not received any notice of cancellation or notice of a material amendment of any such insurance policy or bond and is not in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. Section 3.16(f) of the Company Disclosure Schedule sets forth a complete and accurate list of all primary and excess insurance coverage held by the Company currently or at any time during the past three years. Copies of all insurance policies reflected on such list have been provided to Parent. The Company has not received any written notice that there are any pending actions or claims against the Company Property or the Company, whether or not such claims or actions are covered by insurance. None of the insurance policies maintained by the Company constitute self-insured fronting policies or are subject to retrospective premium adjustments. Any pending claims that the Company has made for insurance have been acknowledged for coverage by the applicable insurer.

(g) Section 3.16(g) of the Company Disclosure Schedule sets forth a complete and accurate list of all current and former employees, officers and/or directors of the Company with respect to whom the Company maintains life insurance coverage, together with, for each such individual, the policy number and insurer, the amount of death benefits payable under such policy, the cash surrender value of such policy as reported on the most recent policy statement, the date of such statement, the premiums payable for such coverage, the amount of the death benefit payable to the individual’s beneficiary, and the amount of the death benefit payable to the Company, in the event of the death of the individual. Except as set forth Section 3.16(g) of the Company Disclosure Schedule, no life insurance coverage maintained by the Company requires the coverage to be continued after the insured’s termination of employment or service with the Company. Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, the Company does not sponsor, maintain or otherwise provide any bank owned life insurance or any other type of insurance coverage providing for, and is not otherwise obligated to pay, any death benefits with respect to any current or former employee, officer or director of the Company. The Company has delivered to Parent true and complete copies of all agreements and other documents providing for the insurance coverages set forth in Section 3.16(g) of the Company Disclosure Schedule.

3.17 Environmental Matters. Except as set forth in Section 3.17 of the Company Disclosure Schedule:

(a) The Company, each of the Participation Facilities and, to the Knowledge of the Company, each of the Loan Properties are in compliance in all material respects with all applicable Environmental Laws, including common law, regulations and ordinances, and with all applicable Orders and contractual obligations relating to any Environmental Matters, pollution or the discharge of, or exposure to, Regulated Substances in the environment or workplace.

(b) There is no suit, claim, action or proceeding, pending or, to the Knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company, any Participation Facility or to the Knowledge of the Company, any Loan Property, has been or, with respect to threatened proceedings, may be, named as a potentially responsible party (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release of, threatened release of or exposure to any Regulated Substances whether or not occurring at or on a site owned, leased or operated by the Company, any Participation Facility or any Loan Property.

(c) To the Knowledge of the Company, during the period of (x) the Company’s ownership or operation of any of their respective current or former properties, (y) the Company’s participation in the management of any Participation Facility, or (z) the Company’s interest in a Loan Property, there has been no release of Regulated Substances in, on, under, from or affecting any such property. To the Knowledge of the Company, prior to the period of (x) the Company’s ownership or operation of any of their respective current or former properties, (y) the Company’s participation in the management of any Participation Facility, or (z) the Company’s interest in a Loan Property, there was no release of Regulated Substances in, on, under, from or affecting any such property, Participation Facility or Loan Property.

(d) The following definitions apply for purposes of this Section 3.17: (v) “Regulated Substances” means any chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, petroleum or petroleum products or other substances or materials regulated under any Environmental Law, (w) “Loan Property” means any property in which the Company holds a security interest, and, where required by the context, said term means the owner or operator of such property; (x) “Participation Facility” means any facility in which the Company participates in the management and, where required by the context, said term means the owner or operator of such property; (y) “Environmental Laws” means any and all applicable common law, statutes and regulations of the United States and New Jersey dealing with Environmental Matters, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601 et seq., (“CERCLA”), the Hazardous Material Transportation Act, 49 U.S.C. §1801 et seq., the Solid Waste Disposal Act including the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §6901 et seq. (“RCRA”), the Federal Water Pollution Control Act, including the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §136 et seq., the Emergency Planning and Right-To-Know Act of 1986, 42 U.S.C. §11001 et seq., the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10A-23.11, et seq. (“Spill Act”); the New Jersey Industrial Site Remediation Act, N.J.S.A. 13:1K-6, et seq., (“ISRA”); the New Jersey Brownfield and Contaminated Site Remediation Act, N.J.S.A. 58:10B-1, et seq.(“BCSRA”); the New Jersey Site Remediation Reform Act, N.J.S.A. 58:10C-1, et seq. (“SRRA”) the New Jersey Water Pollution Control Act, N.J.S.A. 58: 10A-1 et seq.; the New Jersey Air Pollution Control Act, N.J.S.A. 26:2C-1, et seq., the New Jersey Solid Waste Management Act, N.J.S.A. 13:1E-1, et seq.; as in effect and amended, and all other applicable Laws and regulatory guidance, and any applicable provisions of common law and civil law relating to the protection of human health and safety, and the environment, the protection of natural resources or providing for any remedy or right of recovery or right of injunctive relief with respect to Environmental Matters, as these Laws and guidance were in the past or are in effect; and (z) “Environmental Matters” means all matters, conditions, liabilities, obligations, damages, losses, claims, requirements, prohibitions, and restrictions arising out of or relating to the protection of human health and safety and/or the environment, including damages to and restoration of natural resources, or the production, storage, handling, use, emission, release, discharge, dispersal, or disposal of any Regulated Substance.

3.18 Opinion. Prior to the execution of this Agreement, the Company has received an opinion from the Advisory Firm that, as of the date hereof, based upon and subject to the factors, limitations and assumptions set forth therein, the Merger Consideration provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. A copy of such opinion will be delivered to Parent.

3.19 Indemnification. Except as provided in the Company Contracts identified in Section 3.19 of the Company Disclosure Schedule or the certificate of incorporation or by-laws of the Company as in effect on the date hereof, the Company is not a party to any indemnification agreement with any of its present or former directors, officers, employees or agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of the Company (a “Covered Person”), and, to the Knowledge of the Company, there are no claims for which any Covered Person would be entitled to indemnification under the certificate of incorporation or by-laws of the Company, applicable Law or any agreement.

3.20 Loan Portfolio.

(a) Except as set forth in Section 3.20(a) of the Company Disclosure Schedule, with respect to each loan owned by the Company in whole or in part (each, a “Loan”), to the Knowledge of the Company:

(i) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(ii) neither the Company nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(iii) the Company is the sole holder of legal and beneficial title to each Loan (or the Company’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of the Company;

(iv) the note and the related security documents, copies of which are included in the Loan files, are true and complete copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

(v) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Loan, except as otherwise referenced on the books and records of the Company;

(vi) there is no pending or threatened litigation or proceeding relating to the property that serves as security for a Loan; and

(vii) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Schedule, the Company is not a party to any written or oral loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest- bearing assets), under the terms of which the obligor was, as of December 31, 2015, over 90 days delinquent in payment of principal or interest. Section 3.20(b) of the Company Disclosure Schedule sets forth (a) all of the Loans of the Company that as of the date of the Company’s most recent bank examination, were classified by the Company or any bank examiner (whether regulatory or internal) as “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Credit Risk Assets”, “Concerned Loans”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (b) each Loan that was classified as of December 31, 2015 as impaired in accordance with ASC 310, (c) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company that as of December 31, 2015, were categorized as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (d) each asset of the Company that as of December 31, 2015, was classified as “Other Real Estate Owned” (“OREO”) and the book value thereof as of such date.

(c) As of September 30, 2015, the allowance for loan losses in the Unaudited Financial Statements was adequate pursuant to RAP, and the methodology used to compute such allowance complies in all material respects with RAP and all applicable policies of the Company Regulatory Agencies. As of September 30, 2015, the Company had no OREO properties.

(d) The Company has previously delivered to Parent a schedule setting forth a list of all Loans as of December 31, 2015 by the Company to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O promulgated by the Federal Reserve Board (12 CFR Part 215)) of the Company. Except as set forth in Section 3.20(d) of the Company Disclosure Schedule, (i) there are no employee, officer, director or other Affiliate Loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the Loan was made; and (ii) all such loans are and were made in compliance in all material respects with all applicable Laws.

(e) Except as set forth in Section 3.20(e) of the Company Disclosure Schedule, none of the agreements pursuant to which the Company has sold Loans or pools of Loans or participations in Loans or pools of Loans is subject to any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) Except as set forth in Section 3.20(f) of the Company Disclosure Schedule, since December 31, 2010, the Company has not originated or serviced and does not currently hold, directly or indirectly, any Loans that would be commonly referred to as “subprime”, “Alt-A” or “negative amortization” Loans, or home equity Loans or lines of credit with a loan to value ratio at origination of over ninety percent (collectively, “High Risk Loans”).

(g) Except as set forth in Section 3.20(g) of the Company Disclosure Schedule, the Company does not own any investment securities that are secured by High Risk Loans.

(h) To the Knowledge of the Company, in underwriting, closing, selling and administering Small Business Administration (“SBA”) Loans, the Company has complied in all material respects with the SBA’s standard operating procedures. To the Knowledge of the Company, there are no claims pending for (i) the repurchase of the guaranteed portion of any SBA Loans sold by the Company or (ii) repair of any SBA Loans by the SBA.

3.21 Reorganization. The Company has not taken or agreed to take any action, has not failed to take any action, and does not know of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.22 Prior Regulatory Applications. Except as disclosed in Section 3.22 of the Company Disclosure Schedule, from January 1, 2012 through the date hereof, no regulatory agency has objected to, denied, or advised the Company to withdraw, and to the Company’s Knowledge, no third party has submitted an objection to a Governmental Entity having jurisdiction over the Company regarding, any application, notice, or other request filed by the Company with any Governmental Entity having jurisdiction over the Company

3.23 Investment Securities; Borrowings; Deposits.

(a) Except for investments in Atlantic Community Bankers Bank and Federal Home Loan Bank stock and pledges to secure Federal Home Loan Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the Ordinary Course of Business and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by the Company is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(b) The Company is not a party and has not agreed to enter into an exchange-traded or over the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Company Financial Statements and is a derivative contract (including various combinations thereof) (each, a “Derivatives Contract”) and does not own securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the Ordinary Course of Business, consistent with regulatory requirements and listed (as of the date hereof) in Section 3.23(b) of the Company Disclosure Schedule.

(c) Set forth in Section 3.23(c) of the Company Disclosure Schedule is a true and complete list of the borrowed funds (excluding deposit accounts) of the Company as of September 30, 2015.

(d) To the Knowledge of the Company, none of the deposits of the Company qualify as a “brokered” deposit.

3.24 Vote Required. Assuming that a quorum is present in person or by proxy at the Company Shareholders’ Meeting, approval of this Agreement and the Merger requires the affirmative vote of two thirds of the shares of Company Common Stock outstanding on the record date for the Company Shareholders’ Meeting. A majority of the outstanding shares of Company Common Stock on the record date constitutes a quorum for purposes of the Company Shareholders’ Meeting.

3.25 Intellectual Property. Except as set forth in Section 3.25 of the Company Disclosure Schedule:

(a) The Company: (i) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the Ordinary Course of Business, all right, title and interest in and to its respective Owned Intellectual Property and (ii) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. The Owned Intellectual Property is subsisting, and to the Knowledge of Company, the Owned Intellectual Property that is Registered is valid and enforceable.

(b) The Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the business of the Company as presently conducted. The Company has sufficient rights to use all Intellectual Property used in its business as presently conducted.

(c) The operation of the Company’s business as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any Person.

(d) Other than as set forth in Section 3.25(d) of the Company Disclosure Schedule, the Company has not received any notice (including, but not limited to, any invitation to license or request or demand to refrain from using intellectual property rights) from any Person during the two years prior to the date hereof, asserting that the Company, or the operation of its business, infringes, dilutes, misappropriates or otherwise violates any Person’s Intellectual Property rights.

(e) To the Company’s Knowledge, no Person has infringed, diluted, misappropriated or otherwise violated any of the Company’s rights in the Owned Intellectual Property.

(f) The Company has taken reasonable measures to protect: (i) its rights in its Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by the Company, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To the Company’s Knowledge, no Person has gained unauthorized access to the Company’s IT Assets.

(g) The Company’s IT Assets: (i) operate and perform in all material respects as required by the Company in connection with its business and (ii) to the Company’s Knowledge, have not materially malfunctioned or failed within the past two years. The Company has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices.

(h) The Company: (i) is, and at all times prior to the date hereof has been, compliant in all material respects with all applicable Laws, and its own privacy policies and commitments to its customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of its customers, consumers and employees and (ii) at no time during the two years prior to the date hereof has received any notice asserting any violations of any of the foregoing. The transfer of all such personal data and nonpublic personal information to Parent’s control in connection with the consummation of the transactions contemplated hereby shall not violate any such Laws, privacy policies or commitments.

(i) For purposes of this Agreement:

(1) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues thereof (“Patents”); (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, algorithms, processes, designs, discoveries and inventions (whether or not patentable) (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights.

(2) “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(3) “Licensed Intellectual Property” means, with respect to any Person, the Intellectual Property owned by third persons that is used in or necessary for the operation of the respective businesses of such Person and each of its Subsidiaries as presently conducted.

(4) “Owned Intellectual Property” means, with respect to any Person, Intellectual Property owned or purported to be owned by such Person or any of its Subsidiaries.

(5) “Registered” or “Registration” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

3.26 Disclosure. No representation or warranty contained in Article III of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements in Article III not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

References herein to the “Parent Disclosure Schedule” shall mean all of the disclosure schedules required by this Article IV, dated as of the date hereof and referenced to the specific sections and subsections of Article IV of this Agreement, which have been delivered on the date hereof by Parent to the Company. Except as set forth in the Parent Disclosure Schedule, Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of New Jersey. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Parent. Parent is registered as a bank holding company under the Bank Holding Company Act. Copies of the certificate of incorporation and by-laws of Parent have previously been delivered to the Company; such copies are true and complete copies of such documents as in effect as of the date of this Agreement.

(b) The Parent’s Bank is a state-chartered commercial banking corporation duly organized and validly existing under the Laws of the State of New Jersey. The deposit accounts of the Parent’s Bank are insured by the FDIC through the FDIC’s Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of Parent’s other Subsidiaries is a business entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of Parent’s Subsidiaries has the power (corporate or otherwise) and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Parent.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists solely of 70,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, no par value (“Parent Preferred Stock”). As of December 31,

2015, there were 37,906,481 shares of Parent Common Stock outstanding, no shares of Parent Common Stock held by Parent as treasury stock, no shares of Parent Preferred Stock outstanding and no shares of Parent Preferred Stock held as treasury stock. As of December 31, 2015, there were no shares of Parent Common Stock reserved for issuance except for 1,616,644 shares of Parent Common Stock reserved for issuance pursuant to Parent’s stock incentive plans (the “Parent Stock Incentive Plans”). Parent does not maintain its own dividend reinvestment and stock purchase plan. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for shares of capital stock issuable pursuant to the Parent Stock Incentive Plans, as of the date hereof Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity security of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or any other equity security of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of the capital stock or all of the other equity interests of each of its Subsidiaries, free and clear of all Liens, and all of such shares or other equity interests are duly authorized and validly issued, are (if applicable) fully paid and nonassessable and are free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of Parent calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interests of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Parent and the Parent’s Bank has full corporate power and authority to execute and deliver this Agreement and, subject to the Parties’ obtaining (i) all bank regulatory approvals required to effectuate the Merger and (ii) the other approvals listed in Section 4.4 of this Agreement, to consummate the transactions contemplated hereby in accordance with the terms thereof. On or prior to the date of this Agreement, Parent’s Board of Directors has (i) determined that this Agreement and the Merger are fair to and in the best interests of Parent and its shareholders and declared the Merger and the other transactions contemplated hereby to be advisable and (ii) approved this Agreement, the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent and the Board of Directors of the Parent’s Bank. No other corporate proceedings on the part of Parent or the Parent’s Bank are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and the Parent’s Bank and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent and the Parent’s Bank, enforceable against Parent and the Parent’s Bank in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Parent and the Parent’s Bank, nor the consummation by Parent or the Parent’s Bank of the transactions contemplated hereby in accordance with the terms hereof, or compliance by Parent or the Parent’s Bank with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or by-laws of Parent or the certificate of incorporation, by-laws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 of this Agreement are duly obtained and except as set forth in Section 4.3(b) of the Parent Disclosure Schedule, (x) violate any Law or Order applicable to Parent or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (ii) above, such as individually or in the aggregate will not have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of applications, notices and certifications, as applicable, with the FDIC and approval of such applications and notices, (b) the filing of applications and notices, as applicable, with the New Jersey Department and approval of such applications and notices, (c) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the S-4, (d) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ Global Select Market, (e) approvals from the Treasury and applicable Bank Regulators with respect to the SBLF Redemption described in Section 6.4 of this Agreement, (f) such filings as shall be required to be made with any applicable state securities bureaus or commissions, (g) such consents, authorizations or approvals as shall be required under the Environmental Laws and (h) such other filings, authorizations or approvals as may be set forth in Section 4.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on behalf of Parent or the Parent’s Bank in connection with (1) the execution and delivery by Parent and the Parent’s Bank of this Agreement and (2) the consummation by Parent and the Parent’s Bank of the Merger and the other transactions contemplated hereby.

4.5 Reports. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with (i) the FRB, (ii) the New Jersey Department, (iii) the FDIC and (iv) any other Governmental Entity that regulates Parent or any of its Subsidiaries (collectively with the FRB, the New Jersey Department and the FDIC, the “Parent Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by the Parent Regulatory Agencies in the regular course of the business of Parent and its Subsidiaries, and except as set forth in Section 4.5 of the Parent Disclosure Schedule, no Parent’s Regulatory Agency has initiated any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2012 the effect of which is reasonably likely to have a Material Adverse Effect on Parent or to delay approval of the Merger by any Governmental Entity having jurisdiction over the Merger, Parent, the Company or the Parent’s Subsidiaries or which is reasonably likely to result in such Governmental Entity’s objecting to the Merger. There is no unresolved violation, criticism, or exception by any Parent’s Regulatory Agency with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries the effect of which is reasonably likely to have a Material Adverse Effect on Parent or to delay approval of the Merger by any Governmental Entity having jurisdiction over the Merger, the Parent, the Company or the Parent’s Subsidiaries or which is reasonably likely to result in such Governmental Entity’s objecting to the Merger.

4.6 Financial Statements. Parent has previously made available to the Company copies of (a) the consolidated statements of financial condition of Parent and its Subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2012, 2013 and 2014, in each case accompanied by the audit report of KPMG LLP or Grant Thornton LLP, in each case independent public accountants with respect to Parent, (b) the notes related thereto, (c) the unaudited consolidated statement of financial condition of Parent and its Subsidiaries as of September 30, 2015 and the related unaudited consolidated statements of income and cash flows for the nine months ended September 30, 2014 and 2015 and (d) the notes related thereto (the “Parent Financial Statements”). Each of KPMG LLP and Grant Thornton LLP is independent with respect to Parent and its Subsidiaries to the extent required by Regulation S-X of the SEC. The consolidated statements of financial condition of the Parent (including the related notes, where applicable) included within the Parent Financial Statements fairly present, and the consolidated statements of financial condition of the Parent (including the related notes, where applicable) to be included or incorporated by reference in the S-4 will fairly present, the consolidated financial position of Parent and its Subsidiaries as of the dates thereof, and the consolidated statements of income, changes in shareholders’ equity and cash flows (including the related notes, where applicable) included within the Parent Financial Statements fairly present, and the consolidated statements of income, changes in shareholders’ equity and cash flows of Parent (including the related notes, where applicable) to be included or incorporated by reference in the S-4 will fairly present, the results of the consolidated operations and consolidated financial position of the Parent and its Subsidiaries for the respective fiscal periods therein set forth; each of the Parent Financial Statements (including the related notes, where applicable) complies, and each of such consolidated financial statements (including the related notes, where applicable) to be included or incorporated by reference in the S-4 will comply, with accounting requirements applicable to financial statements to be included or incorporated by reference in the S-4 and with the published rules and regulations of the SEC with respect thereto, including without limitation Regulation S-X; and each of the Parent Financial Statements (including the related notes, where applicable) has been, and each of such consolidated financial statements (including the related notes, where applicable) to be included or incorporated by reference in the S-4 will be, prepared in accordance with GAAP consistently applied during the periods involved, except, in the case of unaudited statements, as permitted by the SEC with respect to financial statements included on Form 10-Q. The books and records of the Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, and reflect only actual transactions.

4.7 SEC Reports.

(a) Parent has filed all reports, schedules, registration statements, prospectuses and other documents, together with amendments thereto, required to be filed with the SEC since December 31, 2012 (the “Parent Reports”). Except as set forth in Section 4.7(a) of the Parent Disclosure Schedule, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Parent Reports complied, and each Parent Report filed subsequent to the date hereof and prior to the Effective Time will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Parent Reports. None of Parent’s Subsidiaries is required to file periodic reports with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act of 2002 and to the Knowledge of Parent no enforcement action has been initiated against Parent or its officers or directors by the SEC relating to disclosures contained in any Parent Report.

(b) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. Parent and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to the management of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Parent Reports. Management of Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (2) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(c) Except as set forth in Section 4.7(c) of the Parent Disclosure Schedule, since January 1, 2013, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any member of Parent’s Board of Directors or executive officer of Parent or any of its Subsidiaries, has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls.

4.8 Absence of Certain Changes or Events. Except as disclosed in any Parent Report filed with the SEC prior to the date of this Agreement, since December 31, 2014, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on Parent.

4.9 Legal Proceedings.

(a) Except as disclosed in any Parent Report filed with the SEC prior to the date of this Agreement or as may be set forth in Section 4.9(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any material nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as set forth in Section 4.9(b) of the Parent Disclosure Schedule, there is no Order imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

4.10 Parent Information.

(a) The information relating to Parent and the Parent’s Bank to be contained in the Proxy Statement, as of the date the Proxy Statement is mailed to shareholders of the Company, and up to and including the date of the Company Shareholders’ Meeting, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and the S-4 will comply in all material respects with all provisions of the Securities Act and the rules and regulations thereunder.

(b) The information relating to Parent and its Subsidiaries to be contained in the Parent’s applications to the FRB, the FDIC and the New Jersey Department will be accurate in all material respects.

4.11 Compliance with Applicable Law. Except as set forth in Section 4.11 of the Parent Disclosure Schedule, each of Parent and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and each of Parent and each of its Subsidiaries has complied with, and is not in default in any respect under any, applicable Law of any federal, state or local Governmental Entity relating to Parent or its Subsidiaries (other than where such defaults or non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on Parent). Except as disclosed in Section 4.11 of the Parent Disclosure Schedule, Parent and its Subsidiaries have not received notice of violation of, and do not know of any such violations of, any of the above which have or are likely to have a Material Adverse Effect on Parent.

4.12 Ownership of Company Common Stock; Affiliates and Associates. Other than as contemplated by this Agreement, neither Parent nor any of its “affiliates” or “associates” (as such terms are defined under the Exchange Act) beneficially owns, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than Trust Account Shares and DPC Shares).

4.13 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any Regulatory Agreement with any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement. Neither Parent nor any of its Subsidiaries is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

4.14 Reorganization. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Loan Loss Provision. As of September 30, 2015, the allowance for loan losses in the Parent Financial Statements was adequate pursuant to GAAP, and the methodology used to compute such allowance complies in all material respects with GAAP and all applicable policies of the Parent Regulatory Agencies. As of September 30, 2015, the reserve for OREO properties (or if no reserve, the carrying value of OREO properties) in the Parent Financial Statements was adequate pursuant to GAAP, and the methodology used to compute the reserve for OREO properties (or if no reserve, the carrying value of OREO properties) complies in all material respects with GAAP and all applicable policies of all Parent Regulatory Agencies

4.16 Community Reinvestment Act and Anti-Money Laundering. Neither Parent nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and Parent does not have Knowledge of, and none of Parent and its Subsidiaries has been advised of, or has any reason to believe (because of the Parent Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2015, filed with the FDIC, or otherwise) that, any facts or circumstances exist, which would cause Parent Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory;” or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation. Furthermore, the board of directors of Parent Bank has adopted and Parent Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

4.17 Prior Regulatory Applications. Except as disclosed in Section 4.17 of the Parent Disclosure Schedule, from January 1, 2013 through the date hereof, no regulatory agency has objected to, denied, or advised Parent or any Subsidiary of Parent to withdraw, and to Parent’s Knowledge, no third party has submitted an objection to a Governmental Entity having jurisdiction over the Parent or any Subsidiary of Parent regarding, any application, notice, or other request filed by Parent or any Subsidiary of Parent with any Governmental Entity having jurisdiction over Parent or such Subsidiary.

4.18 Regulatory Capital. Upon consummation of the Merger, and after taking account of the Merger and Parent’s ownership of the Company and Pascack Bancorp, Inc., as calculated on a pro forma basis as of September 30, 2015, Parent will be deemed “well capitalized” under the applicable capital standards and policies of the FRB as in effect on the date of this Agreement.

4.19 Disclosure. No representation or warranty contained in Article IV of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements in Article IV not misleading.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Covenants of the Company. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall use commercially reasonable efforts to (i) conduct its business in the ordinary and usual course consistent with past practices and prudent banking practice; (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action that would adversely affect or delay the ability of the Company or Parent to perform its covenants and agreements on a timely basis under this Agreement, and (iv) take no action that would adversely affect or delay the ability of the Company or Parent to obtain any necessary approvals, consents or waivers of any Governmental Entity or third party required for the transactions contemplated hereby or that would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise specifically provided by this Agreement or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed, except with respect to Section 5.1(a), as to which consent may be withheld, conditioned or delayed in Parent’s absolute discretion), the Company shall not:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than the declaration or payment of a regular cash dividend on the Company’s Series A Preferred Stock not to exceed the rate provided therefor in the Company’s certificate of incorporation at the intervals provided therefor in the Company’s certificate of incorporation;

(b) (i) except for the SBLF Redemption, repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, (iv) accelerate the exercisability or vesting of any Stock Options, other than pursuant to their terms as in effect on the date hereof or (v) enter into any agreement with respect to any of the foregoing, except, in the case of clauses (ii) and (iii), for the issuance of up to a total of 313,832 shares of Company Common Stock upon the exercise of Stock Options granted under the Company Stock Compensation Plans prior to the date hereof, any such exercise to be in accordance with the original terms of such Stock Options;

(c) amend its certificate of incorporation, by-laws or other similar governing documents;

(d) make any capital expenditures other than those that (i) are made in the Ordinary Course of Business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $50,000 in the aggregate;

(e) enter into any new line of business or offer any new products or services;

(f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the Ordinary Course of Business;

(g) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII of this Agreement not being satisfied or not being satisfied prior to the Cut-Off Date;

(h) change its methods of accounting in effect at December 31, 2014, except as required by changes in GAAP or regulatory accounting principles as concurred with in writing by the Company’s independent auditors;

(i) (1) enter into, establish, adopt, amend, modify or terminate any Company Benefit Plan or any agreement, arrangement, plan, trust, other funding arrangement or policy between the Company and one or more of its current or former directors, officers, employees or independent contractors, change any trustee or custodian of the assets of any plan or transfer plan assets among trustees or custodians, (2) increase or accelerate payment of in any manner the compensation or fringe benefits of any director, officer or employee or pay any bonus or benefit not required by any Company Benefit Plan or agreement as in effect as of the date hereof, other than the payment of employee bonuses to specified persons and in the specified amounts set forth on Schedule 5.1(i)(1) hereto or (3) grant, award, amend, modify or accelerate any stock options, stock appreciation rights, restricted shares, restricted share units, performance units or shares or any other awards under the Company Stock Compensation Plans or otherwise, other than any acceleration required under the terms of the Company Stock Compensation Plans in effect on the date hereof or under any grant agreement issued thereunder as such grant agreement exists on the date hereof and other than providing for the cancellation of Stock Options in accordance with the provisions of Article I of this Agreement;

(j) other than activities in the Ordinary Course of Business, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties (including, without limitation, any Company Property) or other rights or agreements except as otherwise specifically contemplated by this Agreement or otherwise take or permit any action that otherwise would impair the condition of title to the Company Property or any part thereof;

(k) other than in the Ordinary Course of Business or to fund the SBLF Redemption, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(l) file any application to relocate or terminate the operations of any banking office;

(m) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space (including, without limitation, any Real Property Lease) to which the Company is a party or by which the Company or its properties is bound;

(n) other than in the Ordinary Course of Business, in individual amounts not to exceed $200,000, and other than investments for the Company’s portfolio made in accordance with Section 5.1(o) of this Agreement, make any investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity;

(o) make any investment in any debt security, including mortgage-backed and mortgage related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities that would not be considered “high risk” securities and which are purchased in the Ordinary Course of Business;

(p) settle any claim, action or proceeding involving any liability of the Company for money damages in excess of $50,000 or involving any material restrictions upon the operations of the Company;

(q) except in the Ordinary Course of Business and in amounts less than $250,000, waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

(r) (x) other than in accordance with contractual obligations existing on the date of this Agreement as described in Section 5.1(r) of the Company Disclosure Schedule, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, if (A) such transaction is not made in accordance with the Company’s Board-approved loan policy manual in effect on the date hereof (the “Lending Manual”), (B) the collateral involved in such transaction is located outside of the states of New Jersey and New York, (C) the transaction involves an extension or renewal of an existing loan, lease (credit equivalent), advance, credit enhancement or other extension of credit (other than such extensions or renewals with a term of less than ninety (90) days) with an aggregate principal amount in excess of $2,500,000, (D) the transaction involves a new loan, lease (credit equivalent), advance, credit enhancement or other extension of credit involving an aggregate principal amount in excess of $2,500,000, (E) the transaction involves a restructuring of a prior extension of credit with an aggregate principal amount (prior to the restructuring) in excess of $1,000,000, (F) the underlying extension of credit is underwritten based on either no or limited verification of income or otherwise without full documentation customary for such an extension of credit; (G) the transaction involves a loan or commitment to an employee, director, officer or other Affiliate of the Company or is otherwise subject to the FRB’s Regulation O, regardless of the amount of such transaction; (H) the transaction arises outside of the Ordinary Course of Business of the Company; or (I) the transaction involves an “interest rate swap” or (y) make any commitment in respect of any of the foregoing;

(s) incur any additional borrowings beyond those set forth in Section 5.1(s) of the Company Disclosure Schedule other than short-term (with a final maturity of two years or less) Federal Home Loan Bank borrowings, borrowings required to finance the SBLF Redemption and reverse repurchase agreements in the Ordinary Course of Business, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of borrowings of the Company in effect at the date hereof or in connection with borrowings or reverse repurchase agreements permitted hereunder (it being understood that deposits shall not be deemed to be borrowings within the meaning of this sub-section);

(t) make any investment or commitment to invest in real estate, other than investments related to maintenance of owned or leased real estate used by the Company as of the date hereof, or in any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

(u) except pursuant to commitments existing at the date hereof which have previously been disclosed in writing to Parent, make any construction loans outside the Ordinary Course of Business, make any real estate loans secured by undeveloped land or make any real estate loans secured by land located outside the States of New Jersey and New York;

(v) establish, or make any commitment relating to the establishment of, any new branch or other office facilities other than those for which all regulatory approvals have been obtained; with respect to any such new branch or other office facility for which regulatory approval has been received, make any capital expenditures that in the aggregate would exceed $50,000;

(w) elect to the Board of Directors of the Company any person who is not a member of the Board of Directors of the Company as of the date hereof;

(x) change any method of Tax accounting, make or change any Tax election, file any amended Tax Return, settle or compromise any Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(y) after an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to the Company’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to any member of senior management of the Company or any member of the Company’s Board of Directors, take any intentional act, or intentionally omit to take any act, that causes any one or more of the Company’s representations in this Agreement to be inaccurate in any material respect as of the date of such act or omission;

(z) take any other action outside of the Ordinary Course of Business; or

(aa) agree to do any of the foregoing.

5.2 Covenants of Parent. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, Parent shall use commercially reasonably efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, (i) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (ii) take no action which would materially adversely affect or delay the ability of the Company or Parent to perform its covenants and agreements on a timely basis under this Agreement, and (iii) take no action which would materially adversely affect or delay the ability of the Company or Parent to obtain any necessary approvals, consents or waivers of any Governmental Entity or third party required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the Parent Disclosure Schedule or as otherwise specifically provided by this Agreement or consented to in writing by the Company (such consent not to be unreasonably withheld), Parent shall not, and shall not permit any of its Subsidiaries to:

(a) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII of this Agreement not being satisfied or not being satisfied prior to the Cut-Off Date;

(b) change its methods of accounting in effect at September 30, 2015, except in accordance with changes in GAAP or regulatory accounting principles as concurred with by Parent’s independent auditors;

(c) amend its certificate of incorporation, by-laws or similar governing documents other than (i) to enable Parent or the Parent’s Bank to comply with the provisions of this Agreement, (ii) to establish one or more series of Parent Preferred Stock or (iii) to adopt provisions or authorize actions that do not materially and adversely affect the holders of Company Common Stock; or

(d) agree to do any of the foregoing.

5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, the Company shall not, and the Company shall use its best efforts to cause its representatives not to, initiate, solicit or knowingly encourage or facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal; provided that in the event that, prior to the time that the Company’s shareholders’ approval of the Merger (the “Company Shareholder Approval”) is obtained but not after, (1) the Company receives, after the execution of this Agreement, an unsolicited bona fide Acquisition Proposal from a person other than Parent, and (2) the Company’s Board of Directors concludes in good faith (A) that, after consulting with its financial advisor, such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and (B) that, after considering the advice of outside counsel, failure to take such actions would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law, the Company may, and may permit its representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with respect to such Acquisition Proposal; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into an agreement with such third party on terms substantially similar to and no more favorable to such third party than those contained in the Confidentiality Agreement between Parent and the Company dated July 21, 2015 (the “Confidentiality Agreement”) and any non-public information provided to any person given access to nonpublic information shall have previously been provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such person. The Company will (X) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Parent with respect to any Acquisition Proposal, (Y) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its Affiliates or representatives is a party and (Z) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Neither the Company’s Board of Directors nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent) or refuse to make the Company Board Recommendation or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 5.3(a) of this Agreement). Notwithstanding the foregoing, prior to the date of the Company Shareholders Meeting, the Company’s Board of Directors may take any of the actions specified in items (i) and (ii) of the preceding sentence (a “Company Subsequent Determination”) after the fourth (4th) Business Day following Parent’s receipt of a written notice (the “Notice of Superior Proposal”) from the Company (A) advising that the Company’s Board of Directors has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.3 or from an action by a representative of the Company that would have been such a breach if committed by the Company) constitutes a Superior Proposal (it being understood that the Company shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its Affiliates that the Company proposes to accept), (B) specifying the material terms and conditions of, and the identity of the party making, such Superior Proposal, and (C) containing an unredacted copy of the relevant transaction agreements with the party making such Superior Proposal, if, but only if, the Company’s Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law and that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that are committed to in writing by Parent pursuant to this Section 5.3(b).

Notwithstanding the foregoing, the changing, qualifying or modifying of the Company Board Recommendation or the making of a Company Subsequent Determination by the Company’s Board of Directors shall not change the approval of the Company’s Board of Directors for purposes of causing any takeover Laws (or comparable provisions of any certificate of incorporation, by-law or agreement) to be inapplicable to this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

(c) Nothing contained in this Agreement shall prevent the Company or the Company’s Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act (if and to the extent that such rules are applicable to the Company) or other disclosure requirements under applicable Law, with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(d) In addition to the obligations of the Company set forth in Sections 5.3(a) and (b) of this Agreement, in the event that the Company or any representative of the Company receives (i) any Acquisition Proposal or (ii) any request for non-public information or to engage in negotiations that the Company’s Board of Directors believe is reasonably likely to lead to or that contemplates an Acquisition Proposal, the Company promptly (and in any event within 48 hours of receipt) shall advise Parent in writing of the existence of the matters described in clause (i) or (ii), together with the material terms and conditions of such Acquisition Proposal or request and the identity of the person making any such Acquisition Proposal or request. The Company shall keep Parent reasonably well informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request. Without limiting any of the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent in writing if it determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to Sections 5.3(a) or (b) of this Agreement and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(e) For purposes of this Agreement:

(i) “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, a tender or exchange offer to acquire 25% or more of the voting power in the Company, a proposal for a merger, consolidation or other business combination involving the Company or any other proposal or offer to acquire in any manner 25% or more of the voting power in, or 25% or more of the business, assets or deposits of, the Company.

(ii) “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 25% to 50%) that the Company’s Board of Directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby (including taking into account any adjustment to the terms and conditions proposed by Parent in response to such proposal pursuant to Section 5.3(b) of this Agreement or otherwise), after (1) receiving the advice of its financial advisor (which shall be a nationally recognized investment banking firm), (2) taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein as such terms may be adjusted by Parent pursuant to Section 5.3(b) of this Agreement or otherwise) and (3) taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Company shall cooperate with Parent in the preparation of the Proxy Statement to be included within the S-4. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail the Proxy Statement to its shareholders. With the Company’s cooperation, Parent shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger) and, subject to the conditions set forth in Article VII of this Agreement, to consummate the transactions contemplated by this Agreement (including without limitation the Merger). The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable Laws relating to the exchange of information, all of the information relating to the Company or Parent, as the case may be, and any of Parent’ Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, if any, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (collectively, the “Filing Documents”). Parent agrees promptly to advise the Company if, at any time prior to the Company Shareholders’ Meeting, any information provided by Parent for the Filing Documents becomes incorrect or incomplete in any material respect and promptly to provide Company with the information needed to correct such inaccuracy or omission. Parent shall promptly furnish the Company with such supplemental information as may be necessary in order to cause the Filing Documents, insofar as they relate to Parent and Parent’s Subsidiaries, to comply with all applicable legal requirements. The Company agrees promptly to advise Parent if, at any time prior to the Company Shareholders’ Meeting, any information provided by the Company for the Filing Documents becomes incorrect or incomplete in any material respect and promptly to provide Parent with the information needed to correct such inaccuracy or omission. The Company shall promptly furnish Parent with such supplemental information as may be necessary in order to cause the Filing Documents, insofar as they relate to the Company, to comply with all applicable legal requirements.

(d) Parent and the Company shall promptly furnish each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

6.2 Access to Information.

(a) The Company shall permit Parent and its representatives, and Parent shall permit, and shall cause each of Parent’s Subsidiaries to permit, the Company and its representatives, reasonable access to their respective properties, and shall disclose and make available to Parent and its representatives, or the Company and its representatives, as the case may be, all books, papers and records relating to its and its Subsidiaries’ assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), Tax records, minute books of directors’ and shareholders’ meetings (excluding information related to the Merger), organizational documents, by-laws, material contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files, plans affecting employees, and any other business activities or prospects in which Parent and its representatives or the Company and its representatives may have a reasonable interest, all to the extent reasonably requested by the Party seeking such access. However, neither Party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would contravene any Law or Order or would waive any privilege. The Parties will use commercially reasonable efforts to obtain waivers of any such restriction (other than waivers of the attorney-client privilege) and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding the foregoing, the Company acknowledges that Parent may be involved in discussions from time to time concerning other potential acquisitions and Parent shall not be obligated to disclose information regarding such discussions to the Company except as such information is disclosed to Parent’s shareholders generally.

(b) During the period from the date of this Agreement to the Effective Time, each of the Company and Parent will cause one or more of its designated representatives to confer with representatives of the other Party on a monthly or more frequent basis regarding its consolidated (where applicable) business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. On a monthly basis, the Company agrees to provide Parent with internally prepared profit and loss statements no later than 20 days after the close of each calendar month. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter (other than the last fiscal quarter of each fiscal year), the Company will deliver to Parent and Parent will deliver to the Company their respective consolidated (where applicable) quarterly financial statements. As soon as reasonably available, but in no event more than 90 days after the end of each calendar year (commencing with the year ended December 31, 2015), the Company will deliver to Parent and Parent will deliver to the Company their respective consolidated (where applicable) annual financial statements.

(c) All information furnished pursuant to Sections 6.2(a) and 6.2(b) of this Agreement shall be subject to, and each of the Company and Parent shall hold all such information in confidence in accordance with, the provisions of the Confidentiality Agreement.

(d) No investigation by either of the Parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

6.3 Shareholders’ Meeting. The Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby and holding a “Say on Merger Pay” non-binding advisory vote if such advisory vote is required by applicable SEC regulations (the “Company Shareholders’ Meeting”). The Company will, through its Board of Directors, unless legally required to do otherwise for the discharge by the Company’s Board of Directors of its fiduciary duties as advised by such Board’s legal counsel and the provisions of Section 5.3 of this Agreement, recommend to its shareholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement.

6.4 Redemption of Company Series A Preferred Stock. The Company shall use its reasonable best efforts to effect the redemption (the “SBLF Redemption”), prior to the Effective Time, of each share of the Company’s Senior Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) issued and outstanding in such amount as shall be determined in accordance with the terms of the Series A Preferred Stock set forth in the Company’s Certificate of Incorporation and the terms of the securities purchase agreement, dated September 15, 2011, entered into by the Company in connection with the issuance of the Series A Preferred Stock. Parent shall use its reasonable best efforts to cooperate with the Company’s efforts to effect the SBLF Redemption prior to the Effective Time. The method of funding of such SBLF Redemption shall be mutually agreed to by the Company and Parent, subject to any formal or informal requirements of the U.S. Department of the Treasury (the “Treasury”) and the required approval of any Company Regulatory Agency or other Governmental Entity. In furtherance of the provisions set forth in this Section 6.4, the Company shall provide all reasonable cooperation and take all reasonable actions as may be requested by Parent in connection with the SBLF Redemption, including by (i) furnishing all information concerning the Company that Parent or any applicable Company Regulatory Agency or other Governmental Entity may request in connection with the SBLF Redemption or with respect to the effects of the SBLF Redemption on the Parent’s Bank or its pro forma capitalization; (ii) assisting with the preparation of any analyses or presentations that Parent deems necessary or advisable in its reasonable judgment in connection with the SBLF Redemption or the effects thereof; and (iii) entering into any agreement with the Treasury or any other holder of the Series A Preferred Stock (including any letter agreement among the Company, Parent and such holder) to effect the redemption of the Series A Preferred Stock as Parent may reasonably request. In the event that the Treasury or any Company Regulatory Agency or other Governmental Entity does not approve the SBLF Redemption prior to the Effective Time, Parent or the Parent’s Bank shall, in lieu of the SBLF Redemption, as of the Effective Time, effect a redemption of the Series A Preferred Stock substantially equivalent to the SBLF Redemption, issue shares of its preferred stock to the Treasury similar to and in exchange for the Series A Preferred Stock or assume the rights and obligations of the Series A Preferred Stock upon consummation of the Merger pursuant to the terms of the Series A Preferred Stock set forth in the Company Certificate of Incorporation.

6.5 Voting Agreements. Contemporaneous with the execution of this Agreement, the Company shall deliver to Parent copies of the Voting Agreements, signed by each member of the Board of Directors of the Company and the executives officers listed on Section 3.14(g) of the Company Disclosure Schedule.

6.6 NASDAQ Global Select Market Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, as of the Effective Time.

6.7 Employee Benefit Plans; Existing Agreements.

(a) As of or as soon as practicable following the Effective Time, the employees of the Company who remain in the employ of Parent or its Subsidiaries subsequent to the Effective Time (the “Company Employees”) shall be eligible to participate in the employee benefit plans of Parent and its Subsidiaries (the “Parent Plans”) in which similarly situated employees of Parent and its Subsidiaries participate, to the same extent as similarly situated employees of Parent or its Subsidiaries (it being understood that inclusion of Company Employees in such Parent Plans may occur at different times with respect to different plans). The Company agrees to take any necessary actions to cease benefit accruals under any Company plan that is a Tax-qualified defined benefit plan as of the Effective Time.

(b) With respect to each Parent Plan, other than an employee pension plan as such term is defined in Section 3(2) of ERISA or any equity-based plan or program, for purposes of determining eligibility to participate and vesting, service with the Company (or predecessor employers to the extent that the Company provides past service credit) shall be treated as service with Parent. Parent shall use commercially reasonable efforts to cause each Parent Plan that is a group health plan to waive pre-existing condition limitations applicable to the Company Employees (to the same extent such limitations were satisfied immediately prior to the Closing).

(c) Unless instructed otherwise by Parent, effective as of no later than the day immediately preceding the Effective Time, the Company shall terminate any and all Company Benefit Plans that are intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), unless Parent provides written notice to the Company that any such 401(k) Plans shall not be terminated. The Company shall provide Parent with evidence that any such 401(k) Plan has been terminated pursuant to resolutions of the Board of Directors of the Company. Such resolutions shall be subject to review by, and shall be in form and substance reasonably acceptable to, Parent. The Company shall also take such other actions in furtherance of terminating any such 401(k) Plan as Parent may reasonably request.

6.8 Indemnification.

(a) For a period commencing as of the Effective Time and ending six years after the Effective Time, to the extent permitted by Law, Parent shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company or who serves or has served at the request of the Company as a director or officer with any other Person (collectively, the “Indemnitees”) against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, subject to the provisions of this Section 6.8, reasonable costs of investigation and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Indemnitee by reason of the fact that he or she is or was a director or officer of the Company or serves or has served at the request of the Company as a director or officer with any other person, in connection with, arising out of or relating to (i) any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative), including, without limitation, any and all claims, actions, suits, proceedings or investigations by or on behalf of or in the right of or against the Company or any of its Affiliates, or by any former or present shareholder of the Company (each a “Claim” and collectively, “Claims”), including, without limitation, any Claim that is based upon, arises out of or in any way relates to the Merger, the Proxy Statement, this Agreement, any of the transactions contemplated by this Agreement, the Indemnitee’s service as a member of the Board of Directors of the Company or of any committee thereof, the events leading up to the execution of this Agreement, any statement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, or (ii) the enforcement of the obligations of Parent set forth in this Section 6.8, in each case to the fullest extent that the Company would have been permitted under its certificate of incorporation and by-laws in effect as of the date hereof (and Parent shall also advance expenses as incurred due to clauses (i) or (ii) above to the fullest extent so permitted).

Any Indemnitee wishing to claim indemnification under this Section 6.8 shall promptly notify Parent in writing upon learning of any Claim, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnitee except to the extent that such failure prejudices Parent. In the event of any Claim as to which indemnification under this Section 6.8 is applicable, (x) Parent shall have the right to assume the defense thereof and Parent shall not be liable to the applicable Indemnitee for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnitee in connection with the defense thereof, except that if Parent elects not to assume such defense, or counsel for such Indemnitee advises that there are issues that raise conflicts of interest between Parent and such Indemnitee, such Indemnitee may retain counsel satisfactory to such Indemnitee, and Parent shall pay the reasonable fees and expenses of such counsel for such Indemnitee as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this Section 6.8 to pay for only one firm of counsel for all Indemnitees in any jurisdiction with respect to a matter unless the use of one counsel for multiple Indemnitees would present such counsel with a conflict of interest that is not waived, and (y) the Indemnitees will cooperate in the defense of any such matter. Parent shall not be liable for the settlement of any claim, action or proceeding hereunder unless such settlement is effected with its prior written consent. Notwithstanding anything to the contrary in this Section 6.8, Parent shall not have any obligation hereunder to any Indemnitee when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnitee in the manner contemplated hereby is prohibited by applicable Law or public policy.

(b) Parent shall cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to the Company’s existing annual coverage limits) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, however, that (A) in no event shall Parent be required to expend an aggregate annual premium in excess of 250% of the annual premium most recently paid by the Company prior to the date hereof (the “Insurance Amount”) to maintain or procure insurance coverage (which current annual premium is set forth in Section 6.8(b) of the Company Disclosure Schedule), (B) if Parent is unable to maintain or obtain the insurance called for by this Section 6.8(b), Parent shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount and (C) notwithstanding any provision herein to the contrary, Parent shall be deemed to have satisfied all of its obligations pursuant to this Section 6.8(b) in the event that it acquires, or directs the Company to acquire at an aggregate premium cost not to exceed 250% of the annual premium most recently paid by the Company prior to the date hereof, single premium tail insurance. The Company shall use commercially reasonable efforts to cooperate with Parent in the event that Parent determines to acquire, or directs the Company to acquire, such tail insurance with respect to the Company’s existing directors’ and officers’ liability insurance policy.

(c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.8.

(d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(e) Notwithstanding any provision herein to the contrary, all indemnification payments provided for hereunder are subject to and conditioned upon their compliance with all applicable provisions of Law.

6.9 Additional Arrangements. If, at any time after the Effective Time, the Surviving Bank considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Bank its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Merger or otherwise to carry out the purposes of this Agreement, the officers and directors of the Surviving Bank shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Bank or otherwise to carry out the purposes of this Agreement.

6.10 Shareholder Litigation. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors or other Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.11 Employee Severance and other Employment Matters.

(a) Although, except as otherwise provided for herein, Parent shall be under no obligation to retain any employee of the Company, Parent will, as of the Effective Date, make a good faith effort to offer continued employment to each employee of the Company, whether in such employee’s current position or in another position with Parent or its Subsidiaries, subject to Parent’s employment policies and procedures and the needs of Parent and its Subsidiaries. Notwithstanding the forgoing, any person who is serving as an employee of the Company as of the date hereof whose employment is involuntarily terminated within one year after the Effective Time or who terminates employment within one year after the Effective Time due to a substantial adverse modification of the employee’s employment by Parent or any of its Subsidiaries (unless such termination or substantial adverse modification of employment is for cause or such employee is a party to an employment agreement or other arrangement that provides for severance) shall, subject to the employee’s execution of a release provided by Parent, be eligible for severance payments from Parent in accordance with the formula set forth in Section 6.11 of the Company Disclosure Schedule. For purposes of this Section 6.11, “cause” shall mean termination or substantial adverse modification because of the employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any Law (other than traffic violations or similar minor offenses). For purposes of this Section 6.11, an employee’s employment shall be deemed to be substantially adversely modified if there has been a substantial diminution in such employee’s compensation or the overall importance of such employee’s position, as determined by balancing (i) any increase or decrease in the scope of such employee’s responsibilities against (ii) any increase or decrease in the relative extent of the business, activities or functions (or portions thereof) for which such employee has and had responsibility; provided, however, that neither a change of such employee’s title or a change in the employer’s organizational hierarchy, without a decrease in relative responsibility balanced as set forth above, shall be considered a substantial diminution of overall importance.

(b) Parent shall honor and perform under and/or permit the Company to honor and perform under those certain agreements set forth on Section 6.11(b) of the Company Disclosure Schedule.

6.12 Notification of Certain Matters. Each Party shall give prompt notice to the other Party of (a) any event, condition, change, occurrence, act or omission that causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation that is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission that individually or in the aggregate has, or that, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such Party. Each of the Company and Parent shall give prompt notice to the other Party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

6.13 Certain Matters, Certain Revaluations, Changes and Adjustments. Notwithstanding that the Company believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable Laws, the Company recognizes that Parent may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). At or before the Effective Time, upon the request of Parent and in order to formulate the plan of integration for the Merger, the Company shall, consistent with GAAP, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied consistently on a mutually satisfactory basis with those of Parent and establish such accruals and reserves as shall be necessary to reflect Merger-related expenses and costs incurred by the Company, provided, however, that the Company shall not be required to take such action (A) more than five days prior to the Effective Time; and (B) unless Parent agrees in writing that all conditions to closing set forth in Article VII of this Agreement have been satisfied or waived (other than those conditions relating to delivery of documents on the Closing Date); and provided further, however, that no accrual or reserve made by the Company pursuant to this Section 6.13 or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

6.14 Other Policies. Between the date of this Agreement and the Effective Time, the Company shall cooperate with Parent to reasonably conform the policies and procedures of the Company regarding applicable regulatory matters to those of Parent and its Subsidiaries, as Parent may reasonably identify to the Company from time to time, provided, however, that the Company shall not be required to take any such actions (A) more than five days prior to the Effective Time; and (B) unless Parent agrees in writing that all conditions to closing set forth in Article VII of this Agreement have been satisfied or waived (other than those conditions relating to delivery of documents on the Closing Date).

6.15 Other Transactions. The Company acknowledges that Parent may be in the process of acquiring other banks and financial institutions or in offering securities to the public and that in connection with such transactions, information concerning the Company may be required to be included in the registration statements, if any, for the issuance of securities of Parent or in SEC reports in connection with such transactions. Parent shall provide the Company and its counsel with copies of such registration statements at the time of filing. The Company agrees to provide Parent with any information, certificates, documents or other materials about the Company as are reasonably necessary to be included in such SEC reports or registration statements, including registration statements that may be filed by Parent prior to the Effective Time. Upon Parent’s request and at Parent’s expense, the Company shall use its reasonable efforts to cause its attorneys and accountants to provide Parent and any underwriters for Parent with any consents, comfort letters, opinion letters, reports or information that are necessary to complete the registration statements and applications for any such acquisition or issuance of securities. Parent shall not file with the SEC any such registration statement or amendment thereto or supplement thereof containing information regarding the Company unless the Company shall have consented in writing to such information, which consent shall not be unreasonably delayed, conditioned or withheld.

6.16. Failure to Fulfill Conditions. In the event that Parent or the Company determines that a material condition to its obligation to consummate the transactions contemplated hereby cannot be fulfilled on or prior to the Cut-Off Date and that it will not waive that condition, it will promptly notify the other Party. The Company and Parent will promptly inform the other of any facts applicable to the Company or Parent, respectively, or their respective directors, officers or Subsidiaries, that would be reasonably likely to prevent or materially delay approval of the Merger by any Governmental Entity or that would otherwise prevent or materially delay completion of the Merger. Any information so provided shall be retained by the receiving Party in accordance with the terms of the Confidentiality Agreement.

6.17 Transaction Expenses of the Company.

(a) The Company shall not pay fees and expenses to its accountants or attorneys on any basis different than the bases set forth in Section 3.7 of the Company Disclosure Schedule. The Company shall use reasonable best efforts to cause its attorneys, accountants and other professionals to render invoices within 30 days after the end of each calendar month. Upon written request of Parent, the Company shall advise Parent monthly of all out-of-pocket expenses that the Company has incurred in connection with the transactions contemplated hereby.

(b) Parent, in reasonable consultation with the Company, shall (subject to Section 9.3 of this Agreement) make all arrangements with respect to the printing and mailing of the Proxy Statement.

6.18 Delivery of Financial Statements. If Parent determines, prior to the Closing, that it will be necessary for Parent to file the Company’s financial statements with the SEC (other than in connection with the S-4 (which shall be governed by Section 6.1)), either prior to the Closing or within a period of up to ninety days after the consummation of the Closing, then, upon Parent’s written request and at Parent’s expense, the Company shall use reasonable best efforts, including making reasonable requests of the Company’s auditors, to assure that the Company’s financial statements, including any notes thereto and reports thereon, comply with all requirements of the SEC applicable to the filing of such financial statements in such reports, registration statements or other documents as shall be identified by Parent.

6.19 ISRA. In the event that the Company is subject to the requirements of ISRA, either because of its North American Industry Classification code or because it holds any OREO subject to the requirements of ISRA, then the Company, at its sole cost and expense, shall obtain, prior to the Effective Time, either (i) a written opinion from its counsel (based upon an affidavit from the Company that is approved by Parent, such opinion to be in form and substance satisfactory to Parent) that the transactions contemplated by, or the properties subject to, this Agreement are not subject to the requirements of ISRA, or (ii) a “Response Action Outcome” (as such term is defined under ISRA and SRRA) in form and substance satisfactory to Parent, or (iii) a “Remediation Certification” (as such term is defined in N.J.A.C. 7:26B-1, et seq.), in form and substance satisfactory to

Parent, prepared by a New Jersey Licensed Site Remediation Professional (“LSRP”) pursuant to ISRA authorizing the consummation of the transactions contemplated by this Agreement prior to the issuance of a Response Action Outcome, or (iv) approval of any “Remedial Action Workplan” (as such term is defined under ISRA and SRRA) in form and substance satisfactory to Parent , or (v) issuance of a waiver or other approval by the New Jersey Department of Environmental Protection (“NJDEP”) pursuant to N.J.S.A. 13:1K-11.2 through 11.8 with respect to each property in New Jersey that the Company operates, in each case to the extent that such property renders the provisions of ISRA applicable to the transactions contemplated by this Agreement. The Company will obtain and maintain a “Remediation Funding Source,” as such term is defined under BCSRA, or other financial assurance in form and amount approvable by the LSRP and the NJDEP to the extent required in furtherance of the Company’s obligations under this Section.

6.20 Tax Treatment. Neither Parent, Parent’s Bank nor the Company shall, or shall cause any of their respective Subsidiaries to, take any action inconsistent with the treatment of the Merger as a “reorganization” under Section 368(a) of the Code.

6.21 Payment of Retention Bonuses. Provided that a person listed on Section 6.21 of the Company Disclosure Schedule (i) remains an employee of the Company from the date hereof through the date after the Effective Time when that person’s job function has been converted or transitioned (the “Transition Date”) or (ii) is involuntarily terminated (other than for cause) after the Effective Time but prior to the Transition Date, Parent shall, subject to the employee’s execution of a release provided by Parent, pay to such person the bonus compensation provided for such employee in Section 6.21 of the Company Disclosure Schedule.

6.22. No Control Over Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and, in the case of Parent, its Subsidiaries’, respective operations.

6.23 Further Assurances. Subject to the terms and conditions herein provided, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to the Parties’ obligations hereunder and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other Order adversely affecting the ability of the Parties to consummate the transactions contemplated by this Agreement and using its commercially reasonable efforts to prevent the breach of any representation, warranty, covenant or agreement of such Party contained or referred to in this Agreement and to promptly remedy the same. Nothing in this Section 6.23 shall be construed to require any Party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is otherwise a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such Party shall consent in advance and in writing to such participation and the other Party agrees to reimburse and indemnify such Party for and against any and all costs and damages related thereto.

ARTICLE VII

CONDITIONS PRECEDENT

7.1. Conditions to Each Party’s Obligations Under this Agreement. The respective obligations of each Party under this Agreement to consummate the Merger shall be subject to the satisfaction or, where permissible under applicable Law, waiver at or prior to the Effective Time of the following conditions:

(a) Approval of Shareholders; SEC Registration; Blue Sky Laws. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of the Company. The S-4 shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order, and the issuance of the Parent Common Stock shall have been qualified in every state where such qualification is required under the applicable state securities Laws.

(b) Regulatory Filings. All necessary approvals and consents (including without limitation any required approval of the FDIC, the New Jersey Department, the SEC and, if applicable, the NJDEP) of Governmental Entities required to consummate the transactions contemplated hereby shall have been obtained without the imposition of any term or condition that would, in Parent’s reasonable judgment, impair, in any material respect, the value of the Merger to Parent. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all statutory waiting periods in respect thereof (including the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable) shall have expired.

(c) Suits and Proceedings. No Order shall be outstanding against a Party or its Subsidiaries or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any Governmental Entity seeking to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or Governmental Entity seeking to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more Parties in connection with this Agreement and which Parent or the Company determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the Party electing not to proceed of any of the material benefits to it of the Merger.

(d) Tax Opinion. Parent and the Company shall each have received an opinion, dated as of the Effective Time, of Lowenstein Sandler LLP, reasonably satisfactory in form and substance to the Company and its counsel and to Parent, based upon representation letters reasonably required by such counsel, dated on or about the date of such opinion, and such other facts, representations and customary limitations as such counsel may reasonably deem relevant, to the effect that the Merger will be treated for federal income Tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In connection therewith, each of Parent and the Company shall deliver to Lowenstein Sandler LLP representation letters, in each case in form and substance reasonably satisfactory to Lowenstein Sandler LLP and dated the date of such opinion, on which Lowenstein Sandler LLP shall be entitled to rely.

(e) Listing of Shares. The shares of Parent Common Stock which shall be issuable to the shareholders of the Company upon consummation of the Merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

(f) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

7.2. Conditions to the Obligations of Parent Under this Agreement. The obligations of Parent under this Agreement shall be further subject to the satisfaction or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of the Company. Except for those representations and warranties that are made as of a particular date, the representations and warranties of the Company contained in this Agreement shall be true and complete in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) on the Closing Date as though made on and as of the Closing Date. The representations and warranties of the Company contained in this Agreement that are made as of a particular date shall be true and complete in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of such date. The Company shall have performed in all material respects the agreements, covenants and obligations to be performed by it prior to the Closing Date.

(b) Certificates. The Company shall have furnished Parent with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 7.2 as Parent may reasonably request.

(c) Accountant’s Letter. If requested by Parent prior to the date on which the SEC declares the S-4 effective, the Company shall have caused to be delivered to Parent “cold comfort” letters or letters of procedures from the Company’s independent certified public accountants, dated (i) the date of the mailing of the Proxy Statement to the Company’s shareholders and (ii) a date not earlier than five Business Days preceding the date of the Closing and addressed to the Parent, concerning such matters as are customarily covered in transactions of the type contemplated hereby.

(d) Consents. All consents, waivers and approvals of third parties (which, for the avoidance of doubt, shall not include any of the consents, waivers and approvals referred to in Section 7.1(b) of this Agreement) set forth in Section 7.2 of the Parent Disclosure Schedule and all consents, waivers and approvals of third parties required to be disclosed in Section 3.4 of the Company Disclosure Schedule that were not disclosed in such schedule shall have been obtained or made. None of the consents, approvals or waivers required to be obtained pursuant to this Section 7.2(d) shall contain any term or condition which would have a Material Adverse Effect on the Surviving Bank and its Subsidiaries, taken as a whole, after giving effect to the Merger.

(e) FIRPTA. The Company shall have delivered to Parent a certificate dated as of the Closing Date, in form and substance required under the Treasury Regulations promulgated pursuant to Section 1445 of the Code, certifying such facts as to establish that the transactions contemplated hereby are exempt from withholding pursuant to Section 1445 of the Code.

(f) Dissenters’ Rights. As of immediately prior to the Effective Time, holders of not more than seven and one half percent (7.5%) of the issued and outstanding shares of Company Common Stock shall have served a written notice of dissent from this Agreement to the Company under the Dissenters’ Rights Law.

7.3 Conditions to the Obligations of the Company Under this Agreement. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Parent. Except for those representations and warranties that are made as of a particular date, the representations and warranties of Parent contained in this Agreement shall be true and complete in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) on the Closing Date as though made on and as of the Closing Date. The representations and warranties of Parent contained in this Agreement that are made as of a particular date shall be true and complete in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of such date. Parent shall have performed in all material respects the agreements, covenants and obligations to be performed by it prior to the Closing Date.

(b) Certificates. Parent shall have furnished the Company with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 7.3 as the Company may reasonably request.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company of the matters presented in connection with the Merger:

(a) by mutual consent of the Company and Parent;

(b) by either Parent or the Company upon written notice to the other Party if the approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated by this Agreement is denied by final, non-appealable action of such Governmental Entity; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action;

(c) by either Parent or the Company, if the Merger shall not have been consummated on or before the one year anniversary of the date hereof (the “Cut-Off Date”) or such later date as shall have been agreed to in writing by Parent and the Company, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein;

(d) by either Parent or the Company if the approval of the shareholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Parent or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other Party (determined as of the date hereof or, in the case of representations and warranties made as of a particular date, as of the date as of which such representation or warranty is made), which breach is not cured within thirty days following written notice to the Party committing such breach, or which breach, by its nature, cannot be cured prior to the Cut-Off Date; provided, however, that neither Party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of representation or warranty, together with all other such breaches, (i) would entitle the Party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(a) of this Agreement (in the case of a breach of a representation or warranty by the Company) or Section 7.3(a) of this Agreement (in the case of a breach of a representation or warranty by Parent) or (ii) would constitute a Material Adverse Effect with respect to the Party committing such breach or breaches;

(f) by either Parent or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party hereto, which breach shall not have been cured within thirty days following receipt by the breaching Party of written notice of such breach from the other Party, or which breach, by its nature, cannot be cured prior to the Cut-Off Date, and which breach would, individually, or in the aggregate with other breaches, (i) result in a Material Adverse Effect with respect to the party committing such breach, or (ii) result in one or more of the conditions set forth in Sections 7.1, 7.2 (in case of termination by Parent) or 7.3 (in case of termination by the Company) not to be satisfied or capable of being satisfied by the Cutoff Date;

(g) by the Company, if, prior to receipt of the Company Shareholder Approval, the Company has received a Superior Proposal, and in accordance with Section 5.3 of this Agreement, has entered into an acquisition agreement with respect to the Superior Proposal, but only if prior to terminating this Agreement, the Company (A) pays to Parent the Termination Fee, and (B) delivers to Parent a release signed by the parties to such acquisition agreement and any entity that controls such parties, which release shall be in form and substance reasonably satisfactory to Parent and shall irrevocably waive any right the releasing parties may have to challenge the payment to Parent of the Termination Fee;

(h) by Parent if (I) prior to receipt of the Company Shareholder Approval, the Company or the Company’s Board of Directors (or any committee thereof) has (A) effected a Company Subsequent Determination or approved, adopted, endorsed or recommended any Acquisition Proposal, (B) failed to make the Company Board Recommendation, withdrawn the Company Board Recommendation or failed to publicly re-affirm the Company Board Recommendation within five days after receipt from Parent of a written request to do so, (C) breached the terms of Section 5.3 of this Agreement in any material respect adverse to Parent, or (D) in response to the commencement (other than by Parent or a Subsidiary thereof) of a tender offer or exchange offer for 10% or more of the outstanding shares of the Company’s Common Stock, recommended that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act or (II) any other event occurs that gives rise to the payment of a Termination Fee pursuant to Section 8.5 of this Agreement;

(i) by Parent if one or more conditions set forth in Sections 7.1 and 7.2 of this Agreement are not satisfied and are not capable of being satisfied by the Cut-Off Date;

(j) by the Company if one or more conditions set forth in Sections 7.1 and 7.3 of this Agreement are not satisfied and are not capable of being satisfied by the Cut-Off Date;

(k) by the Company, if its Board of Directors so determines by a vote of a majority of the members of its entire board, at any time during the five day period commencing on the day after the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) and either Party has notified the other in writing that all such approvals (and waivers, if applicable) have been received (such first date, the “Determination Date”), if both of the following conditions are satisfied:

(1) the Parent Common Stock Average Price on the Determination Date shall be less than $8.09 (the “Base Amount”); and

(2) (i) the number (rounded to four decimals) obtained by dividing the Parent Common Stock Average Price on the Determination Date by the Parent Initial Price (the “Parent Ratio”) shall be less than (ii) the number (rounded to four decimals) obtained by dividing the Final Index Price on the Determination Date by the Initial Index Price and subtracting 0.20 from the quotient in this clause (2)(ii) (such number being referred to herein as the “Index Ratio”);

Notwithstanding the foregoing, if the Company elects to exercise its termination right pursuant to this subsection (k), it shall give prompt written notice to Parent. During the seven-day period commencing with its receipt of such notice, Parent shall have the option of increasing the Per Share Common Stock Consideration to be received by the holders of Company Common Stock hereunder by increasing the Exchange Ratio to equal the lesser of (i) a number (rounded to four decimals) equal to a quotient, the numerator of which is the Base Amount multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Parent Common Stock Average Price, and (ii) a number (rounded to four decimals) equal to a quotient, the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Parent Ratio. If Parent makes an election contemplated by the preceding sentence within such seven-day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this subsection (k) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this subsection (k).

For purposes of this subsection (k), the following terms shall have the following meanings:

“Final Index Price” means the average (rounded to four decimals) of the daily closing prices of the Nasdaq Bank Index for the 20 consecutive trading days immediately preceding the Determination Date.

“Initial Index Price” means 2,511.02.

“Parent Common Stock Average Price” means the average (rounded to four decimals) of the daily closing sales prices of Parent Common Stock as reported on the NASDAQ Global Select Market (as reported in an authoritative source chosen by Parent) for the 20 consecutive full trading days in which such shares are quoted on the NASDAQ Global Select Market ending at the close of trading on the Determination Date.

“Parent Initial Price” means $10.11.

If Parent declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the Parent Common Stock Average Price shall be appropriately adjusted for the purposes of applying this Section 8.1(k).

8.2 Effect of Termination.

In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1 of this Agreement, this Agreement shall forthwith become void and have no effect except that (i) Sections 8.1, 8.2, 8.5 and Article IX of this Agreement shall survive any termination of this Agreement and (ii) in the event that such termination is effected pursuant to Sections 8.1(e) or 8.1(f) of this Agreement, the non-defaulting Party may pursue any remedy available at law or in equity to enforce its rights and to be paid by the defaulting Party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting Party in connection herewith or in the enforcement of its rights hereunder.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the Parties at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company’s shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, each of the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.5 Termination Fee; Expenses. In the event that:

(a) this Agreement is terminated by the Company pursuant to Section 8.1(g) of this Agreement or by Parent pursuant to Section 8.1(h) of this Agreement, then the Company shall pay to Parent, immediately upon such termination, by wire transfer of immediately available funds, the sum of (x) $1,200,000 (the “Termination Fee”);

(b) (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to the Company’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to any member of senior management of the Company or any member of the Company’s Board of Directors and (B) this Agreement is thereafter terminated (x) by the Company or Parent pursuant to Sections 8.1(c) or 8.1(d) of this Agreement (if the Company Shareholder Approval has not theretofore been obtained after the S-4 shall have been declared effective), or (y) by Parent pursuant to Sections 8.1(e) or 8.1(f) of this Agreement, then the Company shall pay to Parent, immediately upon such termination, by wire transfer of immediately available funds, the dollar amount of out-of-pocket expenses incurred by Parent in connection with the transactions contemplated by this Agreement (as certified by Parent upon receipt of the Company’s notice of termination or delivery of Parent’s notice of termination, whichever is applicable), up to $325,000 of such expenses (the “Termination Expenses”); and

(c) (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to the Company’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to any member of senior management of the Company or any member of the Company’s Board of Directors and (B) this Agreement is thereafter terminated (x) by the Company or Parent pursuant to 8.1(d) of this Agreement (if the Company Shareholder Approval has not theretofore been obtained after the S-4 shall have been declared effective), or (y) by Parent pursuant to Sections 8.1(e) or 8.1(f) of this Agreement, then, if within 12 months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof), then the Company shall pay Parent, on the earlier of the date of such execution or consummation, a fee equal to the Termination Fee and the Termination Expenses, provided, however that the sum of the Termination Fee and the Termination Expenses shall not exceed $1,200,000 and provided, further, that such amount shall be reduced by any Termination Expenses paid pursuant to clause (b) of this Section 8.5.

For purposes of clauses (b) and (c) of this Section 8.5, the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(e)(i) of this Agreement except that references in Section 5.3(e)(i) to “25%” shall be replaced by “50%”.

ARTICLE IX

GENERAL PROVISIONS

9.1 Interpretation.

(a) The headings and captions contained in this Agreement and in any table of contents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless expressly otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, appendix and schedule references are to the articles, sections, paragraphs, exhibits, appendices and schedules of this Agreement unless expressly otherwise specified.

(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

(f) A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(h) All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

(i) The terms of this Section 9.1 shall apply to the Company Disclosure Schedule and the Parent Disclosure Schedule delivered herewith and to each document included in the exhibits annexed hereto unless expressly otherwise stated therein.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time. The provisions of Section 6.2(c), Article VIII and Article IX of this Agreement, the expense payment obligations set forth in Section 6.15 and Section 6.18 of this Agreement and the Confidentiality Agreement shall survive the termination of this Agreement

9.3 Expenses. Except as otherwise provided in Section 8.5, Section 6.15 and Section 6.18 of this Agreement and in this Section 9.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses. In the event that this Agreement is terminated for any reason, the Parties agree to reimburse each other to the extent necessary such that all out-of-pocket costs (excluding the payment of professional fees) incurred in printing the Proxy Statement and in mailing the Proxy Statement to shareholders of the Company shall be shared equally by Parent and the Company.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Parent or the Parent’s Bank, to:

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438-8906

Attn: Thomas J. Shara and Timothy J. Matteson, Esq.

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

65 Livingston Avenue

Roseland, New Jersey 07068

Attn: Peter H. Ehrenberg, Esq. and Laura R. Kuntz, Esq.

and

(b) if to the Company, to:

Harmony Bank

2120 West County Line Road

Jackson, New Jersey 08527

Attn: Michael A. Schutzer

with a copy (which shall not constitute notice) to:

Day Pitney LLP

1 Jefferson Road

Parsippany, New Jersey 07054

Attn: Ronald H. Janis, Esq. and Michael T. Rave, Esq.

9.5 Counterparts; Facsimile. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by both of the Parties and delivered to both of the Parties, it being understood that all Parties need not sign the same counterpart. Execution and delivery of this Agreement or any agreement contemplated hereby by facsimile or pdf transmission shall constitute execution and delivery of this Agreement or such agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

9.6 Entire Agreement. This Agreement (including the documents, the disclosure schedules and the instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

9.7 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of New Jersey, without regard to any applicable conflicts of law.

9.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.9 Publicity.

(a) Promptly after the execution of this Agreement, Parent and the Company shall disseminate a press release in the form and substance of the press release heretofore agreed upon by Parent and the Company.

(b) Parent may, if it so determines, arrange one or more conference calls, subsequent press releases or other means for publicly disclosing the transactions contemplated hereby.

(c) Within four (4) Business Days after the execution of this Agreement, Parent intends to file with the SEC a Current Report on Form 8-K, pursuant to which it will describe the transactions contemplated hereby and pursuant to which it will file with the SEC a copy of this Agreement and other documents related thereto.

(d) In other filings that Parent may be required to make under the Exchange Act, Parent may make such other public disclosures regarding this Agreement and the transactions contemplated hereby as are required by Law in the opinion of Parent’s counsel.

(e) Following the initial public announcement of the transactions contemplated hereby and prior to the Closing, the Company and Parent may make announcements regarding the transactions contemplated hereby to any employees, customers, suppliers and others having dealings with such Party; provided, however, that such announcements shall not include any material information not theretofore publicly disclosed by Parent.

(f) In all other instances, until the consummation of the Closing or the termination of this Agreement, none of the Parties hereto will issue or make any report, statement or release pertaining to the matters contemplated by this Agreement without the prior written consent of Parent and the Company, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the Parties hereto may make such disclosures as are required, in the opinion of their respective counsel, by Law, the requirements of the SEC or the rules of NASDAQ.

9.10 Assignment; Parties in Interest; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise expressly provided in Section 6.8 of this Agreement, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Parties any rights or remedies hereunder. Except as otherwise expressly provided in Section 6.8 of this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent and the Company any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. In certain instances, the representations and warranties in this Agreement may represent an allocation between the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11 Definitions.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

“Agency” means each of Fannie Mae, Freddie Mac and Ginnie Mae.

“Applicable Law” means collectively, any federal, state or local constitution, Law or similar legal requirement, or any directive, policy or order that is made or given at any time or from time to time by any Governmental Entity, to which the Company is subject or which is otherwise applicable to the origination, processing, underwriting, closing, funding, insuring, selling, purchasing, servicing or subservicing of Mortgage Loans, and any applicable and valid order, verdict, judgment or consent decree.

“Applicable Requirements” means collectively, (i) the terms of a Mortgage Loan (including, without limitation, the related mortgage note and mortgage or other security interest), (ii) all Applicable Laws, (iii) all obligations, under any Contract, (iv) all other applicable requirements and guidelines of any Agency, Investor or Governmental Entity having jurisdiction; and (v) the reasonable and customary practices of prudent mortgage lending, underwriting, processing, origination, insuring, closing, funding, servicing, subservicing, loss mitigation, foreclosure, and real property administration firms and institutions.

“Auditor” means any Person that has reviewed, sampled or tested the origination of some or all of the Mortgage Loans, including, without limitation, for compliance with applicable Investor Programs and underwriting guidelines.

“Business Day” means any day other than a Saturday or Sunday or any day that banks in the State of New Jersey are authorized or required to be closed.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Freddie Mac Exclusionary List” means the list compiled, maintained and distributed by Freddie Mac containing names and other information concerning persons or entities that are excluded or suspended from participating in transactions or doing business with Freddie Mac, either directly or indirectly or as a principal, together with any such similar lists compiled by any other Agency or other Investor.

“GAAP” means, for any Person, accounting principles generally accepted in the United States, as consistently applied by such Person.

“Investor” means (i) each Agency, (ii) any Person who has acquired an interest in any Mortgage Loans or with respect to which the Company has a Contract for the future sale of Mortgage Loans, (iii) any Person that insures or guarantees the risk of loss upon borrower default on any Mortgage Loan, including without limitation, private mortgage insurers, the Federal Housing Administration and the Veterans Administration and (iv) any Person that provides life, hazard, disability, title or other insurance with respect to any Mortgage Loan or related real property.

“Investor Program” means the terms and conditions, including, without limitation, underwriting guidelines, under which each Mortgage Loan (including Loans in Process) were processed and, if applicable, closed.

“Knowledge” means, with respect to the Company, the actual knowledge of the executive officers listed on Section 3.14(g) of the Company Disclosure Schedule, and with respect to Parent, the actual knowledge of Thomas J. Shara, Joseph F. Hurley, Robert A. Vandenbergh and Timothy J. Matteson.

“Law” means, unless the context expressly indicates otherwise, any foreign, federal, state or local statute, law, ordinance, rule, regulation, code, enactment or other statutory or legislative provision.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or preemptive right, right of first refusal or similar right of a third party with respect to such securities.

“Loans in Process” means any Mortgage Loan that, as of any date of determination, has not closed.

“Material Adverse Effect” means, with respect to any Person, any event, effect, condition, change, occurrence, development or state of circumstances that has a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries considered as a single enterprise or has a material adverse effect on the ability of such Person or any of its Subsidiaries to consummate the Merger; provided, however, that “Material Adverse Effect” shall not include the following, either alone or in combination, nor shall any of the following be taken into account in determining whether there has been a Material Adverse Effect: (a) effects, changes, events, developments, circumstances or conditions that generally affect the banking business; (b) general business, financial or economic conditions; (c) national or international political or social conditions, including the engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any actual or threatened military or terrorist attack, (d) changes or developments resulting or caused by natural disasters, (e) the conditions of any financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (f) changes in GAAP or in the interpretation or enforcement thereof, (g) changes in Law or other binding directives issued by any Governmental Entity; (h) failure by such Person to meet internal or third party projections or forecasts or any published revenue or earnings projections for any period; provided, that this exception shall not prevent or otherwise affect any determination that any event, condition, change, occurrence, development or state of facts underlying such failure has or resulted in, or contributed to, a Material Adverse Effect; or (i) acts or omissions of such Person or its Subsidiaries carried out (or omitted to be carried out) pursuant to this Agreement; provided, however, that the foregoing clauses (a) through (g) shall not apply if such effect, change, event, development or circumstance disproportionately adversely affects the Company, or Parent and its Subsidiaries, taken as a whole, as the case may be, compared to other Persons that operate in the banking industry.

“Mortgage Loans” means any all loans secured by one to four family residential properties, mixed use properties (but only to the extent subject to HUD’s 203(k) program), loans secured by interests in cooperatives, condominium units and units in planned unit developments owned, originated (or in the process of origination), serviced or subserviced by the Company at any time, including any real property acquired in connection with the default of any mortgage loan.

“Most Recent Balance Sheet” means the most recent balance sheet included within the Company Financial Statements.

“Order” means any judicial or administrative judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination or award, in each case to the extent legally binding and finally determined.

“Ordinary Course of Business” means, with respect to a Person, the ordinary course of business of such Person and its corporate Affiliates consistent with past custom and practice.

“Permitted Liens” means any (a) mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the Ordinary Course of Business for amounts that are not delinquent, for which appropriate reserves have been established on the Most Recent Balance Sheet in accordance with GAAP and that are not, individually or in the aggregate, material and do not detract materially from the value thereof, (b) Liens for current state and local property Taxes, assessments and other governmental charges not yet due and payable or, if due, (i) not delinquent, (ii) being contested in good faith through appropriate proceedings and (iii) for which appropriate reserves have been established on the Most Recent Balance Sheet in accordance with GAAP, (c) purchase money Liens and Liens securing rental payments under capital lease arrangements, (d) pledges to secure deposits and other Liens incurred in the Ordinary Course of Business and (e) in the case of Owned Properties held by the Company, easements, covenants, rights-of-way, conditions and other restrictions or similar matters of record affecting title to such property that are shown on surveys or other title records delivered to Parent.

“Person” or “person”, except where the context clearly indicates a reference solely to an individual, means an individual, corporation, partnership, limited liability company, trust, association, Governmental Entity or other entity.

“Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, which is consolidated with such Person for financial reporting purposes. For the avoidance of doubt, the Parent’s Bank and each of its Subsidiaries constitute Subsidiaries of Parent.

(b) The following terms are defined in the following sections of this Agreement:

401(k) Plan	6.7(c)
Acquisition Proposal	5.3(e)(i) and 8.5
Advisory Firm	3.7
Aggregate Merger Consideration	1.7(c)
Agreement	Preamble
Audited Financial Statements	3.6(a)
Base Amount	8.1(k)(1)
BCA	4.12(b)
BCSRA	3.17(d)
cause	6.11(a)
CERCLA	3.17(d)
Certificates	1.7(c)
Claim	6.8(a)
Claims	6.8(a)
Closing	1.2
Closing Date	1.2
Closing Date Price	1.10
Code	Fourth Recital
Exchange Ratio	1.7(a)
Company	Preamble
Company Accounting Firm	3.6(a)
Company Benefit Plans	3.11(a)
Company Board Recommendation	3.3(a)
Company Common Stock	1.7(a)
Company Contract	3.14
Company Disclosure Schedule	Article III Lead-in
Company Employees	6.7(a)
Company Financial Statements	3.6(a)
Company Pension Plans	3.11(a)
Company Preferred Stock	3.2(a)
Company Property	3.16(a)
Company Properties	3.16(a)
Company Regulatory Agencies	3.5(a)
Company Reports	3.5(b)

Company Shareholder Approval	5.3(a)
Company Shareholders’ Meeting	6.3
Company Stock Compensation Plans	1.10
Company Subsequent Determination	5.3(b)
Company Welfare Plans	3.11(a)
Confidentiality Agreement	5.3(a)
Constituent Corporation	Preamble
Constituent Corporations	Preamble
control	Definition of “Affiliate”
Covered Person	3.19
CRA	3.13(b)
Cut-Off Date	8.1(c)
Derivatives Contract	3.23(b)
Determination Date	8.1(k)
Dissenters’ Rights Laws	1.13
Dissenters’ Rights Shares	1.13
DPC Shares	1.7(b)
DOL	3.11(b)
Effective Time	1.2
Environmental Laws	3.17(d)
Environmental Matters	3.17(d)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	3.5(b)
Exchange Agent	1.9
Exchange Fund	2.1
Exchange Ratio	1.7(a)
Filing Documents	6.1(c)
Final Index Price	8.1(k)
FDIC	3.1(b)
FRB	1.14
Governmental Entity	3.4
High Risk Loans	3.20(f)
Indemnitees	6.8(a)
Index Ratio	8.1(k)(2)
Initial Index Price	8.1(k)
Insurance Amount	6.8(b)
Intellectual Property	3.25(i)(1)
In the Money Old Stock Options	1.10
IRS	3.10(a)
ISRA	3.17(d)
IT Assets	3.25(i)(2)
Lending Manual	5.1(r)
Licensed Intellectual Property	3.25(i)(3)
Loan	3.20(a)
Loan Property	3.17(d)
LSRP	6.19
Maximum Amount	8.5(a)
Merger	Second Recital
Merger Consideration	1.7(c)
Negative Declaration	6.19
New Jersey Banking Law	1.2
New Jersey Department	1.2

NJDEP	6.19
Notice of Superior Proposal	5.3(b)
Old Stock Options	1.10
Option Grant Agreement	1.10
OREO	3.20(b)
Out of the Money Old Stock Options	1.10
Owned Intellectual Property	3.25(i)(4)
Owned Property	3.16(a)
Owned Properties	3.16(a)
Parent	Preamble
Parent Common Stock	1.7(a)
Parent Common Stock Average Price	8.1(k)
Parent Disclosure Schedule	Article IV Lead-in
Parent Financial Statements	4.6
Parent Initial Price	8.1(k)
Parent Plans	6.7(a)
Parent Ratio	8.1(k)(2)
Parent Regulatory Agencies	4.5
Parent Reports	4.7
Parent Stock Incentive Plans	4.2(a)
Parent’s Bank	Preamble
Participation Facility	3.17(d)
Parties	Preamble
Party	Preamble
Patents	3.25(i)(1)
Per Share Common Stock Consideration	1.7(a)
Personal Property Leases	3.16(e)
Proxy Statement	3.4
RCRA	3.17(d)
RAP	3.6(a)
Real Property Lease	3.16(a)
Real Property Leases	3.16(a)
Registered	3.25(i)(5)
Registration	3.25(i)(5)
Regulated Substances	3.17(d)
Regulatory Agreement	3.15
Remedial Action Workplan	6.19
Remediation Certification	6.19
Representative	1.14
Response Action Outcome	6.19
S-4	3.4
SBA	3.20(h)
SBLF Redemption	6.4
SEC	3.4
Securities Act	3.5(b)
Series A Preferred Stock	6.4
Spill Act	3.17(d)
SRRA	3.17(d)
Stock Option	1.10
Stock Options	1.10
Superior Proposal	5.3(e)(ii)
Surviving Bank	1.1
Taxes	3.10(h)

Tax Opinion	1.5(i)
Tax Returns	3.10(h)
Termination Expenses	8.5(a)
Termination Fee	8.5(a)
Trademarks	3.25(i)(1)
Trade Secrets	3.25(i)(1)
Treasury	6.4
Trust Account Shares	1.7(b)
Unaudited Financial Statements	3.6(a)
Voting Agreement	Third Recital
Voting Agreements	Third Recital

9.12 Legal Proceedings; Specific Performance; No Jury Trial.

(a) The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of New Jersey and the Federal courts of the United States of America located in the State of New Jersey solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New Jersey State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of the Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 of this Agreement or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(b) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of New Jersey or in New Jersey state court, this being in addition to any other remedy to which they are entitled at law or in equity.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Signature Page Follows

IN WITNESS WHEREOF, Parent, Parent’s Bank and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

LAKELAND BANCORP, INC.

By:	/s/ Thomas J. Shara
Name:	Thomas J. Shara
Title:	President and Chief Executive Officer

LAKELAND BANK

By:	/s/ Thomas J. Shara
Name:	Thomas J. Shara
Title:	President and Chief Executive Officer

HARMONY BANK

By:	/s/ Michael A. Schutzer
Name:	Michael A. Schutzer
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

APPENDIX A

Directors, Executive Officers and the Principal Office and each

Branch Office of the Surviving Bank, Giving Effect to the Merger

Directors:

Bruce D. Bohuny

Mary Ann Deacon

Edward B. Deutsch

Brian Flynn

Mark J. Fredericks

Janeth C. Hendershot

Lawrence R. Inserra, Jr.

Thomas J. Marino

Robert E. McCracken

Robert B. Nicholson, III

Joseph P. O’Dowd

Thomas J. Shara

Stephen R. Tilton, Sr.

Executive Officers:

Thomas J. Shara	President and Chief Executive Officer
Robert A. Vandenbergh	Regional President and Chief Operating Officer
Stewart E. McClure, Jr.	Regional President
Joseph F. Hurley	Executive Vice President and Chief Financial Officer
Jeffrey J. Buonforte	Executive Vice President and Senior Government Banking / Business Services Officer
Timothy J. Matteson	Executive Vice President, General Counsel and Corporate Secretary
James R. Noonan	Executive Vice President and Chief Credit Officer
Ronald E. Schwarz	Senior Executive Vice President and Chief Revenue Officer
David S. Yanagisawa	Executive Vice President and Chief Lending Officer

Principal office: 2717 Route 23 South, Newfoundland, New Jersey 07435

Branch offices:

Branch Name	Address	County
Hackensack	25 Main Street, Hackensack, New Jersey 07601	Bergen
Hackensack	9 Polifly Road, Hackensack, New Jersey 07601	Bergen
Hillsdale	210 Broadway, Hillsdale, New Jersey 07542	Bergen
Rochelle Park	1 East Passaic Street, Rochelle Park, New Jersey 07662	Bergen
Waldwick	64 Crescent Avenue, Waldwick, New Jersey 07463	Bergen
Westwood	21 Jefferson Avenue, Westwood, New Jersey 07675	Bergen
Nutley	356 Franklin Avenue, Nutley, New Jersey 07110	Essex
Carlstadt	325 Garden Street, Carlstadt, NJ 07072	Bergen
Englewood	42 North Dean Street, Englewood, NJ 07631	Bergen
Park Ridge	165 Kinderkamack Road, Park Ridge, NJ 07656	Bergen
Teaneck	417 Cedar Lane, Teaneck, NJ 07666	Bergen
Wyckoff	652 Wyckoff Avenue, Wyckoff NJ 07481	Bergen
Caldwell	49-53 Bloomfield Avenue, Caldwell, NJ 07006	Essex
West Caldwell	995 Bloomfield Avenue, West Caldwell, NJ 07006	Essex
Boonton	321 West Main Street, Boonton, NJ 07005	Morris
Butler	1410 Route 23 North, Butler, NJ 07405	Morris
Butler/Carey Ave	6 Carey Avenue, Butler, NJ 07405	Morris
Cedar Crest Village	1 Cedar Crest Drive, Pompton Plains, NJ 07444	Morris
Madison	265 Main Street, Madison, NJ 07940	Morris
Mendham	98 East Main Street, Mendham, NJ 07945 (Borough)	Morris
Milton	5729 Berkshire Valley Road, Oak Ridge, NJ 07438	Morris
Montville	166 Changebridge Road, Montville, NJ 07045	Morris
Morristown	151 South Street, Morristown, NJ 07960	Morris
Pompton Plains	901 Route 23 South, Pompton Plains, NJ 07444	Morris
Wharton	350 North Main Street, Wharton, NJ 07885	Morris
Woodland Commons	1 Woodland Commons, Pompton Plains, NJ 07444	Morris
Bloomingdale	28 Main Street, Bloomingdale, NJ 07403	Passaic
Hewitt	1943 Union Valley Road, Hewitt, NJ 07421	Passaic
Little Falls	86-88 Main Street, Little Falls, NJ 07424	Passaic
Newfoundland	2717 Route 23 South, Newfoundland, NJ 07435	Passaic
North Haledon	892 Belmont Avenue, North Haledon, NJ 07508	Passaic
Ringwood	45 Skyline Drive, Ringwood, NJ 07465	Passaic
Wanaque	103 Ringwood Avenue, Wanaque, NJ 07465	Passaic
Wayne	231 Black Oak Ridge Road, Wayne, NJ 07470	Passaic
West Milford	1527 Union Valley Road, West Milford, NJ 07480	Passaic
Bernardsville	155 Morristown Road, Bernardsville, NJ 07924	Somerset
Andover	615 Route 206, Newton, NJ 07860	Sussex
Branchville	362 Route 206, Branchville, NJ 07826	Sussex
Branchville (Dwntn)	3 Broad Street, Branchville, NJ 07826	Sussex
Bristol Glen	200 Bristol Glen Drive, Newton 07860	Sussex
Franklin	25 Route 23, Franklin, NJ 07416	Sussex
Fredon	395 Route 94, Fredon, NJ 07860	Sussex
Hampton	11 Hampton House Road, Newton, NJ 07860	Sussex
Hardyston	3617 Route 94, Hardyston, NJ 07419	Sussex
Lafayette	37 Route 15, Lafayette, NJ 07848	Sussex
Park Place	30 Park Place, Newton, NJ 07860	Sussex
Sparta Town Center	7 Town Center Drive, Sparta, NJ 07871	Sussex
Stanhope	143 Route 183, Stanhope, NJ 07874	Sussex
Stillwater	902 Main Street Stillwater, NJ 07875	Sussex

Branch Name	Address	County
Sussex/Wantage	455 Route 23, Wantage, NJ 07461	Sussex
Vernon	529 Route 515, Vernon, NJ 07462	Sussex
Summit	510 Morris Avenue, Summit, NJ 07901	Union
North Warren	1226 Route 94, Frelinghuysen Twp., NJ 07825	Warren
Messenger Branch	(no address)
Jackson	2120 W County Line Rd, Jackson, NJ 08527	Ocean
Lakewood	500 River Ave, Lakewood, NJ 08701	Ocean
Toms River	104 Route 37, Toms River, NJ 08753	Ocean

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is dated as of February 17, 2016 by and between Lakeland Bancorp, Inc., a New Jersey corporation and registered bank holding company (“Parent”), and the shareholder of Harmony Bank, a New Jersey-chartered commercial bank (the “Company”), executing this Agreement on the signature page hereto (the “Shareholder”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Lakeland Bank, a New Jersey-chartered commercial bank and a wholly-owned subsidiary of Parent (the “Parent’s Bank”), and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides, among other things, for the merger (the “Merger”) of the Company with and into the Parent’s Bank upon the terms and subject to the conditions set forth therein.

B. As of the date hereof, the Shareholder is the record and Beneficial Owner (as defined below) of that number of shares of Company Common Stock (including, for purposes of this Agreement, all shares or other voting securities into which any shares of Company Common Stock may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom (including any dividends or distributions of securities that may be declared in respect of such shares of Company Common Stock), the “Company Common Shares”) set forth below the Shareholder’s name on the signature page hereto.

C. As a condition to Parent’s and the Parent’s Bank’s willingness to enter into and perform their respective obligations under the Merger Agreement, the Shareholder has agreed to enter into this Agreement.

NOW THEREFORE, the parties hereto agree as follows:

I. CERTAIN DEFINITIONS

1.1. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1.2. Other Definitions. For the purposes of this Agreement:

“Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended)..

“Jointly Owned Shares” means the Company Common Shares Beneficially Owned by the Shareholder as of the applicable record date (including any Company Common Shares that the Shareholder may acquire after the date hereof) for which the Shareholder has joint or shared voting power with such Shareholder’s spouse.

“Owned Shares” means the Company Common Shares Beneficially Owned by the Shareholder as of the applicable record date (including any Company Common Shares that the Shareholder may acquire after the date hereof) for which the Shareholder has sole voting power.

“Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance, constructive sale, or other disposition of such security or the Beneficial Ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting, investment or dispositive power of such security.

II. SUPPORT OBLIGATIONS OF THE SHAREHOLDER

2.1. Agreement to Vote. The Shareholder irrevocably and unconditionally agrees that from and after the date hereof, at any meeting (whether annual or special, and at each adjourned or postponed meeting) of shareholders of the Company called to vote for approval of the Merger, however called, or in connection with any written consent of the Company’s shareholders relating to the Merger, the Shareholder will (x) appear at each such meeting, cause all of the Shareholder’s Owned Shares, and use the Shareholder’s reasonable best efforts to cause all of the Shareholder’s Jointly Owned Shares, to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent, if any, (y) vote (or consent) or cause to be voted (or validly execute and return and cause a consent to be granted with respect to) all of the Owned Shares and use the Shareholder’s reasonable best efforts to cause to be voted (or validly execute and return and use the Shareholder’s reasonable best efforts to cause a consent to be granted with respect to) all of the Jointly Owned Shares, in each case, in favor of the adoption of the Merger Agreement and the Merger and, if it shall be necessary for any such meeting to be adjourned or postponed due to a lack of a quorum, in favor of such adjournment or postponement and (z) vote (or consent) or cause to be voted (or validly execute and return and cause a consent to be granted with respect to) all of the Owned Shares and use the Shareholder’s reasonable best efforts to cause to be voted (or validly execute and return and use the Shareholder’s reasonable best efforts to cause a consent to be granted with respect to) all of the Jointly Owned Shares, in each case, against any Acquisition Proposal.

2.2. Restrictions on Transfer. Except as otherwise consented to in writing by Parent, the Shareholder agrees from and after the date hereof not to tender, or cause to be tendered, into any tender or exchange offer or otherwise directly or indirectly Transfer, or cause to be Transferred, any Owned Shares or Jointly Owned Shares (or any rights or options to acquire any Company Common Shares), except for transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, lineal descents or the spouse of the Shareholder, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee of any Transfer permitted pursuant to this Section 2.2 agrees in writing to be bound by the terms of this Agreement. If so requested by Parent, the Shareholder agrees that the certificates representing Owned Shares and Jointly Owned Shares shall bear a legend stating that they are subject to this Agreement.

2.3 Acquisition Proposal. The Shareholder agrees that from and after the date hereof, the Shareholder will not, and will use the Shareholder’s reasonable best efforts to not permit any of the Shareholder’s Affiliates to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, or comment publicly in favor of, any inquiries or the making of any proposal with respect to any Acquisition Proposal, or negotiate, explore or otherwise engage in discussions with any person (other than the Parent or its directors, officers, employees, agents and representatives) with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or agree to or otherwise assist in the effectuation of any Acquisition Proposal or comment publicly in favor of any Acquisition Proposal; provided, however, that nothing herein shall prevent the Shareholder from taking any action, or omitting to take any action, (i) if applicable, as a member of the Board of Directors of the Company required so as not to act inconsistently with the Shareholder’s fiduciary obligations as a Director of the Company after consultation with outside counsel or (ii) if applicable, as an officer of the Company required so as not to act inconsistently with the Shareholder’s fiduciary obligations, if any, as an officer of the Company after consultation with outside counsel, in each case to the extent, and only to the extent, permitted by Section 5.3 of the Merger Agreement.

2.4 Waiver of Right to Join any Shareholder Suit. The Shareholder agrees that from and after the date hereof, the Shareholder will not commence, join as a plaintiff, participate as a member of any purported or actual class, or otherwise assist, facilitate or encourage, any legal proceeding which seeks to prohibit or restrain, or which, if successful, would have the effect of preventing or restraining, or otherwise having an impact on the consideration to be received with respect to, the Merger. The Shareholder hereby irrevocably waives any right the Shareholder may have to take any action or to otherwise receive any proposed benefits or consideration as described in the preceding sentence with respect to any such legal proceeding.

III. GENERAL

3.1. Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of New Jersey (without regard to principles of conflict of laws that would apply the law of another jurisdiction).

3.2. Amendments. This Agreement may not be amended except by written agreement signed by Parent and by the Shareholder.

3.3. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties to this Agreement with respect to the subject matter of this Agreement.

3.4. Counterparts; Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement may be executed by facsimile or pdf signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

3.5. Effectiveness and Termination. This Agreement will become effective when Parent has received the counterparts signed by the Shareholder and itself and shall terminate on the date that the Merger is approved by the Company’s shareholders. In the event that the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its obligations hereunder, neither party hereto shall have any further obligation or liability hereunder.

3.6 Proxy. The Shareholder hereby constitutes and appoints the President of Parent, with full power of substitution, as the Shareholder’s proxy with respect to the matters set forth herein, including without limitation, each of the matters described in Sections 2.1 and 2.3 of this Agreement, and hereby authorizes such proxy to represent and to vote, if and only if the Shareholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner that is inconsistent with the terms of this Agreement, all of such Shareholder’s Owned Shares in the manner contemplated by Sections 2.1 and 2.3 of this Agreement. The proxy granted pursuant to the immediately preceding sentence is given to induce Parent and the Parent’s Bank to execute the Merger Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement or any such rights granted hereunder terminate or expire pursuant to the terms hereof. The Shareholder hereby revokes any and all previous proxies with respect to the Shareholder’s Owned Shares and shall not hereafter, unless and until this Agreement or any rights granted hereunder terminate or expire pursuant to the terms hereof, purport to grant any other proxy or power of attorney with respect to any of the Shareholder’s Owned Shares, deposit any of the Shareholder’s Owned Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person or entity, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of any of the Shareholder’s Owned Shares, in each case, with respect to any of the matters set forth herein.

3.7 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.7.

(Signature pages follow)

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

PARENT:

LAKELAND BANCORP, INC.

By:
Name:	Thomas J. Shara
Title:	President and Chief Executive Officer

(Shareholder signature page follows)

[Parent Signature Page to Voting Agreement]

SHAREHOLDER:

Shareholder:

Signature:

Title, if applicable:

Owned Company Common Shares:

Jointly Owned Company Common Shares:

Notice Address:

[Shareholder Signature Page to Voting Agreement]

Annex B

February 17, 2016

Board of Directors

Harmony Bank

2120 West County Line Road

Jackson, NJ 08527

Members of the Board of Directors:

We understand that Lakeland Bancorp, Inc. (the “Buyer”) and Harmony Bank (the “Company”), propose to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which, among other things, (i) the Company will be merged with and into Lakeland Bancorp. Inc. (the “Merger”) and (ii) each issued and outstanding share of common stock, par value $5.00 per share of the Company (“Company Common Stock”) will be converted into the right to receive 1.25 shares of common stock, no par value (“Lakeland Bancorp, Inc. Common Stock”) of Lakeland Bancorp, Inc. (the “Merger Consideration”). In connection with its evaluation of the Merger, the Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide its opinion (the “Opinion”) to the Board as to the fairness, from a financial point of view, to the holders of the Company Common Stock pursuant to the Agreement. For purposes of this Opinion and with your consent, we have assumed that in connection with the Merger, the holders of Company Common Stock will receive Merger Consideration of $12.64 per share.

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:

1.	reviewed a draft, dated February 16, 2016 of the Agreement and Plan of Reorganization by and among Lakeland Bancorp, Inc., Lakeland Bank and the Company;

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the periods ending December 31, 2016 – 2020, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s and Buyer’s recent public filings and certain other publicly available information regarding the Company and Buyer;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	reviewed the current and historical market prices and trading volume for the Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

8.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

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Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Board of Directors

Harmony Bank

February 17, 2016

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. In addition, we have not reviewed any individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Lakeland Bancorp, Inc. or any of their respective subsidiaries and we have not been furnished with any such evaluations or appraisals. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company. We have been authorized by the Company to rely upon such forecasts, and other information and data, including the Projections for the Company, and we express no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. We have assumed that each party to the Agreement would advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will conform to the draft reviewed by us in all respects material to our analyses, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any conditions thereto and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Merger, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company, Lakeland Bancorp, Inc. or the contemplated benefits of the Merger. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived.

We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger or the Company that would be material to our analyses or this Opinion.

We have relied upon, without independent verification, the assessment of the Company’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of February 17, 2016 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

Board of Directors

Harmony Bank

February 17, 2016

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. We provided advice to the Board with respect to the proposed Merger. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. We did not solicit indications of interest with respect to a transaction involving the Company. This letter does not express any opinion as to the likely trading range of Lakeland Bancorp, Inc. stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Lakeland Bancorp, Inc. at that time. Our opinion only addresses the fairness from a financial point of view, of the Merger Consideration to be received by the holders of the Company Common Stock.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Merger.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Company Common Stock as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or Lakeland Bancorp, Inc. or the ability of the Company or Lakeland Bancorp, Inc. to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Merger or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Raymond James and its affiliates have in the past provided investment banking, certain brokerage and other financial services, and are currently providing certain brokerage and other financial services to the Buyer for which Raymond James or its affiliates have received, or would expect to receive, compensation. In addition, in the future, Raymond James and its affiliates may provide investment banking, brokerage, financial advisory and

Board of Directors

Harmony Bank

February 17, 2016

other financial services to the Company, the Buyer or certain of their respective affiliates for which Raymond James and such affiliates may receive compensation. In the ordinary course of our business, Raymond James may trade in the securities of the Company or Lakeland Bancorp, Inc. for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company (in each directors capacity as such) in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Merger that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Common Stock of the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex C

STATUTORY PROVISIONS RELATING TO DISSENTERS’ RIGHTS

New Jersey Statutes Annotated (“NJSA”) 17:9A-140

A. A stockholder who

(1)	is entitled to vote at the meeting of stockholders prescribed by section 137; and who

(2) serves a written notice of dissent from the merger agreement, in the manner, at the place, and within the time prescribed in subsections B and C of this section; and who

(3) does not vote to approve the merger agreement at the meeting prescribed by section 137, or at any adjournment thereof,

may, within thirty days after the filing of the agreement in the department as provided by section 137, serve a demand upon the receiving bank at its principal office, for the payment to him of the value of his shares of stock. The receiving bank may, within ten days after the receipt of such demand, offer to pay the stockholder a sum for his shares, which, in the opinion of the board of directors of the receiving bank, does not exceed the amount which would be paid upon such shares if the business and assets of the bank whose stock such stockholder holds were liquidated on the day of the filing of the agreement pursuant to section 137.

B. Service of the notice of dissent prescribed by paragraph (2) of subsection A of this section shall be made at the principal office of the bank whose stock is held by the dissenting stockholder, and shall be made not later than the third day prior to the day fixed for the meeting of the stockholders of such bank pursuant to section 137.

C. Service of the notice of dissent and of the demand for payment prescribed by this section may be made by registered mail or personally by the dissenting stockholder or his agent.

NJSA 17:9A-141

If a stockholder fails to accept the sum offered for his shares pursuant to section one hundred forty, he may, within three weeks after the receipt by him of the bank’s offer of payment, or, if no offer is made by the bank, within three weeks after the date upon which his demand was served upon the bank as specified in section one hundred forty, institute an action in the Superior Court for the appointment of a board of three appraisers to determine the value of his shares of stock as of the day of the filing of the merger agreement pursuant to section one hundred thirty-seven. The court may proceed in the action in a summary manner or otherwise. Any other stockholder who has the right to institute a similar action may intervene. The court shall, in respect to any one bank, appoint a single board of three appraisers to determine the value of the shares of all stockholders of such bank who are parties to such action.

NJSA 17:9A-142

A. The appraisers shall be sworn to the faithful discharge of their duties. They shall meet at such place or places, and shall give such notice of their meetings as the court may prescribe. The bank and each stockholder who is a party to the action instituted pursuant to section one hundred forty-one, may be represented by attorneys in the proceedings before such appraisers, and may present such evidence to them as shall be material to the issue. The determination of any two of the appraisers shall control. Upon the conclusion of their deliberations, the appraisers shall file in the Superior Court a report and appraisal of the value of the shares of stock, and shall mail a copy thereof to the bank and to each stockholder who is a party to said action.

B. The bank and each stockholder who is a party to said action shall have ten days after the filing of the report and appraisal within which to object thereto in the Superior Court. In the absence of any objections, the report and appraisal shall be binding upon the bank and upon such stockholders, and the bank shall pay each such stockholder the value of his shares, as reported by the appraisers, with interest from the date of the filing of the merger agreement pursuant to section one hundred thirty-seven, at such rate, not in excess of the legal rate, as shall be fixed by the appraisers. If objections are made, the court shall make such order or judgment thereon as shall be just.

C. The Superior Court shall fix the compensation of the appraisers, which shall be paid by the bank, and shall be vested with full jurisdiction over all matters arising out of an action instituted pursuant to section one hundred forty-one. In the case of a vacancy in the board of appraisers, the Superior Court shall, on its own motion, or upon motion of a stockholder, or of the receiving bank, fill such vacancy.

NJSA 17:9A-143

Upon payment by the bank of the value of shares of stock pursuant to this article, the holder thereof shall assign such shares to the bank.

NJSA 17:9A-144

A stockholder who fails to act pursuant to sections 140 or 141 shall be forever barred from bringing any action to enforce his right to be paid the value of his shares in lieu of continuing his status as a stockholder in the receiving bank.

NJSA 17:9A-145

An offer by the bank and an acceptance thereof by the stockholder pursuant to section 140 and the determination of value upon proceedings brought pursuant to sections 141 and 142 shall constitute a debt of the receiving bank for the recovery of which an action will lie.